SHIN SATELLITE ANNUAL REPORT 2006

CONTENTS

SHIN SATELLITE



Invitation Letter for Annual General Meeting Of Shareholders for the year 2007

SHIN SATELLITE PUBLIC COMPANY LIMITED

At 2.00 p.m. on Tuesday 24 April, 2007
At Auditorium Room, Shinawatra Tower 3, 9th Floor
1010 Viphavadi Rangsit Road, Chatuchak, Bangkok, Thailand.

To Facilitate the Registration, Please bring along the Proxy Form

CONTENTS

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<u>Remark</u> The invitation of the Annual General Meeting of Shareholders 2007 and all supporting documents has already posted on the Company's website (www.thaicom.net) for public considerations since April 2, 2007

<u>Ask for further information at</u> : Mrs. Busaba Kunruengchai or Compliance Department

Mrs. Busaba Kunruengchai	Compliance Department
Legal Department	Shin Corporation Plc.
Shin Satellite Plc.	Tel : (02) 299 5226, 5206
Tel : (02) 596 5057	Fax : (02) 299 5252
Fax : (02) 591 9773	

To Facilitate the Registration, Please bring along the Proxy Form

Ref No. SSA-AGM-2006 Registration No. 0107536000897

22 March 2007

Subject Notice of the Annual General Meeting of Shareholders for the Year 2007

To All Shareholders

Enclosures:

1. A Copy of the Minutes of the Annual General Meeting of Shareholders for the year 2006, held on 24 April 2006
2. The annual report of the Board of Directors and the Company's financial statements for the year ended 31 December 2006
3. Information about directors who retired by rotation and proposed to be re-elected
4. Articles of Association of the Company's specifically those related to the Shareholders' Meeting
5. Proxy Form and list of the documents or other evidence required to confirm eligibility to attend the meeting including details about the Independent Directors
6. Procedures for attending
7. A location map of the Shareholder Meeting's venue

The Notice is hereby given by the Board of Directors of Shin Satellite Public Company Limited (the "Company") that the Annual General Meeting of Shareholders of the Company for the year 2007 will be held on 24 April 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vipawadee-Rungsit Road, Jatujak, Bangkok 10900.

Agenda Item 1 Matters to be informed

Agenda Item 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2006, held on 24 April 2006

Background: The Annual General Meeting of Shareholders for the Year 2006 was held on April 24, 2006 and the Minutes of the Annual General Meeting was made within 14 days from the date of the meeting and submitted to the Stock Exchange of Thailand and the Ministry of Commerce within the period prescribed by laws.

Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Board's Opinion: The Board recommends that the Minutes of the Annual General Meeting of Shareholders for the year 2006, held on 24 April 2006, be adopted as accurate record and the Company has posted the minutes of the Annual General Meeting for the year 2006 on the Company's website (www.thaicom.net) with the Notice of the Annual General Meeting for the year 2007 and the documents related to the Annual General Meeting for the year 2007. The Minutes of the Annual General Meeting for the year 2006 appears in Enclosure 1.

Agenda Item 3 To consider and adopt the Board of Directors' report on the operating results of the Company for the year 2006

Background: The Company summarized the business performance and the material changes that occurred in the year 2006 as appeared in the annual report for the year 2006.

Board's Opinion: The Board recommends that the report on the operating results of the Company for the year 2006 which summarized the business performance and the material changes that occurred in the year 2006, be adopted. Details of the report appear in Enclosure 2.

Agenda Item 4 To consider and approve the balance sheets, the Profit and Loss Account, and cash flow statement for the year ended 31 December 2006

Background: The Public Limited Companies Act prescribed that the Company must prepare the balance sheets and profit and loss account for the preceding year to be examined and audited by the auditors and submitted to the shareholders meeting for approval.

Board's Opinion: The Board recommends that the balance sheets, the profit and loss statement, and cash flow statement for the year ended 31 December 2006 which have been audited by the external auditors of the Company, PricewaterhouseCoopers ABAS and considered and approved by the Audit Committee of the Company, which summarized the financial positions and the business performance of the Company below be approved.

Consolidated Balance Sheets and Statements of Income		
Total assets	32,833,812,316	Baht
Total liabilities	19,256,143,056	Baht
Shareholders' equity	13,577,609,260	Baht
Revenue from sales and services	6,845,912,519	Baht
Net loss	45,553,371	Baht
Company Balance Sheets and Statements of Income		
Total assets	29,136,508,762	Baht
Total liabilities	15,614,762,497	Baht
Shareholders' equity	13,521,746,265	Baht
Revenue from sales and services	4,298,840,902	Baht
Net loss	45,553,371	Baht

Details of which appears in the Annual Report for the year 2006 which has been sent to the shareholders with the Notice of the Annual General Meeting for the year 2007 as Enclosure 2.

Agenda Item 5 To consider and approve the payment of dividends for the year 2006

Background: Under the law on the public companies limited, the Company may only pay dividend when it makes profit from its business operation and has no cumulative loss and if the Company makes profit, it is required to appropriate part of the net profit as legal reserve. For the year 2006, the Company had net loss from its business operation in the amount of around Baht 46 million, the Company therefore, is not required to appropriate fund for legal reserve and no dividend will be paid as the cash flow of the Company does not warrant it. In the year 2005, the Company did not declare any dividend as it was required to make investment in the iPSTAR Project.

Board's Opinion: The Company is not required to appropriate fund for legal reserve and no dividend should be paid for the year 2006 as the cash flow of the Company does not warrant it.

Agenda Item 6 To consider and approve the appointment of the Company's auditors for the year 2007 and to fix their remuneration

Background: The Audit Committee considered the audit firm which would be acting as the Company's external auditors for the year 2007 and recommended that PricewaterhouseCoopers ABAS Company Limited ("PWC") be appointed as auditors for the Company and other member companies in the Group as PWC had been the Company's auditors for some years and it had experience and expertise in the work and the audit fee was reasonable, and its performance had been satisfactory.

Board's Opinion: The Board recommends that the auditors from PricewaterhouseCoopers ABAS Company Limited, which have been acting as the auditors of the Company, its subsidiaries and its affiliates since 1999, should be appointed as the auditors of the Company for the year 2007, as recommended by the Audit Committee.

1) The name list of auditors is as follows:

1. Mr. Suchart	Luengsurasawat	CPA (Thailand) No. 2807
2. Mr. Prasit	Yuengsrikul	CPA (Thailand) No. 4174
3. Miss Nangnoi	Charoenthaveesub	CPA (Thailand) No. 3044
4. Ms. Suwannee	Phuripunyo	CPA (Thailand) No. 3371

Anyone of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that anyone of the above auditors is not available, PWC is authorized to provide any auditor of PWC who qualifies as a Certified Public Accountant to carry out

the work in replacement thereof. The auditor who will sign the Company's financial statements for the year 2007 will be changed from Mr. Prasan Chuapanich, who had been signing the Company's financial statements for five years already to Mr. Suchart Luengsurasawat, who will be signing the Company's financial statements for the first time.

It is recommended that the audit fee for the year 2007 be fixed at not more than Baht 3,231,000 which is Baht 400,000 higher than the audit fee last year: (the audit fee for the year 2006 is Baht 2,831,000). The reason for the increase in audit fee is the implementation by the Company of the deferred tax accounting policy thereby increasing the workload of the auditor.

All four auditors have no interest in the Company, its subsidiaries, executive or major shareholders or persons related to such persons.

Agenda Item 7 To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2007

Background: The Public Limited Companies Act and clause 18 of the Company's Articles of Association provided that at every annual general meeting of the Company, one-third of the directors shall retire from the office. At this annual general meeting (2007) three directors who are to retire from office are (i) Mr. Boonklee Plangsiri, (ii) Mr. Somprasong Boonyachai, and (iii) Mrs. Siripen Sitasuwan. The Board of Directors requested the Nomination Sub-Committee to recommend persons with suitable qualifications to the Board. Members of the Nomination Sub-Committee considered and proposed to the Board that the three retiring directors be re-elected to serve as the Company's directors for another term.

Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan have been directors of the Company since February 1998 and Mr. Somprasong Boonyachai has been director of the Company since August 2006.

Board's Opinion:

7.1 The Board recommends that the following three retiring directors be re-elected as recommended by the Nomination Sub-Committee:

(1) Mr. Boonklee	Plangsiri:	Director
(2) Mr. Somprasong	Boonyachai:	Director
(3) Mrs. Siripen	Sitasuwan:	Director

Details of the age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company of each director appears in Enclosure 3.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Articles of Association of the Company.

7.2 The Board recommends that the current authorized signatories of the Company be maintained as follows;

"Mr. Dumrong Kasemset, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan any two of the three directors signing together with the Company's seal affixed"

7.3 The Board recommends that the total remuneration for the Chairman of the Board, the director nominated by the Ministry for Information and Communication Technology and independent directors of the Company for the year 2007, be fixed at the maximum amounts of Baht 8,000,000 as recommended by the Remuneration Sub- Committee. The said amount of remuneration comprises monthly allowance, meeting allowance and bonus. The Chairman of the Board shall receive the monthly allowance of Baht 150,000 per month. The independent directors and the director nominated by the Ministry shall receive the monthly allowance of Baht 25,000 per month. The independent director who is the Chairman of the sub-committee of the Board shall receive the monthly allowance of Baht 35,000 per month.

The meeting allowance for each director who is representative of the Ministry of Information and Communication Technology or Independent Director shall be Baht 25,000 per each Meeting of The Board of Directors or any sub-committee of the Board.

The directors who are representatives of the major shareholder and who are executives of the Company (Executive Directors) are not entitled to such remuneration listed above.

Agenda Item 8 Other matters, (if any)

The share register book of the Company will be closed at 12 o'clock, on 3 April 2007 in order to determine those shareholders who are eligible to attend and vote at the meeting until the Annual General Meeting of Shareholders for the year 2007 is adjourned.

Kindly attend the meeting on the date, time and place specified above. If you are unable to attend the meeting, please appoint a person to attend and vote at the meeting on your behalf by completing the enclosed proxy form. You are required to submit documents or other evidence showing that you are a shareholder or an authorized representative as specified in the attached list.

By Order of the Board of the Directors

(Mr. Dumrong Kasemset)

Director

Shin Satellite Public Company Limited

Any shareholder desiring to appoint proxy to attend and vote at the Meeting should fill in the details and sign his name in the Proxy Form B, Enclosure 5 or he may download Proxy Forms A, B or C (Proxy Form C is specifically design for foreign investors having custodians for his investment in Thailand) from www.thaicom.net. Only one proxy Form may be used.

-Translation-

Minutes of the Annual General Meeting of Shareholders for the Year 2006
of
Shin Satellite Public Company Limited
Held on Monday, 24 April 2006 at 14.00 o'clock
at the Auditorium, 9th Floor, Shinawatra Tower 3,
1010 Vipawadee-Rungsit Road, Jatujak, Bangkok 10900

At the Annual General Meeting of Shareholders for the Year 2006, there were 463 shareholders present in person and by proxy holding altogether 524,697,324 shares equivalent to 48.10 percent of the total issued shares of the Company 1,090,757,817 shares. When the Meeting commenced, there were 412 shareholders present in person and by proxy altogether holding 518,354,122 shares from the total of 1,090,757,817 shares equivalent to 47.52 percent of the total number of shares issued whereby 31 shareholders holding 9,027,100 shares equivalent to 0.83 percent of the total number of shares issued appointed the independent directors as their proxy, and after the commencement of the Meeting , there were additional 51 shareholders present (including those represented by proxies) representing 6,343,202 shares or 0.58% of the total issued shares of the Company.

Mr. Paron Isarasena Na Ayudhaya, Chairman of the Board of Directors, presided as the Chairman of the Meeting and Mr. Kamonmit Vudhijumnonk acted as the Secretary of the Meeting.

The Chairman informed the Meeting that this Annual General Meeting of Shareholders for the Year 2006 was convened on this day pursuant to the resolution of the Board of Directors' Meeting No. 2/2006 held on February 27, 2006 to consider several matters as specified in the notice for calling this Meeting dated March 22, 2006. In this regard, the Company's Share Register Book was closed for determining the shareholders' right to attend and vote at this Meeting on April 4, 2006 at 12.00 hours until this Meeting was adjourned.

Since the number of shareholders present in person and by proxy was sufficient to constitute the quorum as required by the Company's Articles of Association, the Chairman then declared the Meeting duly convened. The Chairman informed the Meeting that before proceeding with the agenda, the Chairman would introduce the Company's directors, the Chief Financial Officer and auditors attending the shareholders' meeting on this day as well as explain to the Meeting the procedure for casting votes in this shareholders' meeting.

The Chairman introduced 7 directors of the Company attending this Meeting as follows:-

1. Mr. Boonklee	Plangsiri	Director
2. Mr. Dumrong	Kasemset	Director and Chairman of the Executive Committee
3. Mrs. Siripen	Sitasuwan	Director
4. Mr. Hiran	Radeesri	Director and Chairman of the Audit Committee
5. Mrs. Charintorn	Wongphutorn	Director and Member of the Audit Committee
6. Mr. Kraisorn	Pornsutee	Director
7. Miss Nongluck	Phinainitisart	Director and President

In addition, the Chairman introduced Mr. Tanadit Charoenchan, Chief Finance Officer and the auditor from PricewaterhouseCoopers ABAS Ltd. attending this Meeting, Mr. Prasan Chuapanich.

The Chairman then explained to the Meeting the procedure for casting votes in this shareholders' meeting that to cast vote in each agenda, the shareholders shall use the ballot distributed to all shareholders by the officer(s) of the Company at the time of registration. In any agenda that any shareholder wishes to abstain or to oppose, such shareholder shall place its name, the number of shares held by it, and the number of abstaining and opposing votes and whereupon the Chairman asks whether there be any shareholder in the Meeting who wishes to oppose or to abstain in such agenda, such shareholder shall raise his/her/its hand in order for the officer(s) of the Company to collect the said ballot and sum up the number of votes in order to find out the number of approving, abstaining and opposing votes in each agenda.

The Chairman subsequently requested the Meeting to consider the matters in accordance with the following agenda:-

Agenda Item 1 Matters to be informed

Mr. Dumrong Kasemset, therefore, informed the Meeting that this morning the shipment of Thaicom 5 to Guiana Space Port in French Guiana, South America took place where it will be prepared for launch. Thaicom 5 was constructed by French company Alcatel Alenia Space and will be launched by Arianespace aboard an Ariane 5 ECA launch vehicle.

Shin Satellite, Alcatel Alenia Space and Arianespace recently held a joint operation planning meeting and Final Mission Analysis Review (RAMF). All parties reviewed the integration plan of satellite to launch vehicle, the successful results of the final system qualification, flight trajectory of the launch vehicle and insertion of the satellite to transfer orbit.

Shin Satellite and Alcatel Alenia Space then held a pre-shipment review. Shin Satellite's engineers found the preparations to be within the parameters set for the project and approved the shipment. Upon arrival at the Space Port, the satellite will be transported to the processing hall where Alcatel Alenia Space's support team will be checking the satellite prior to final preparation and integration into the launch vehicle.

The Meeting acknowledged.

Agenda Item 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2005, held on 31 March 2005

The Chairman requested the Meeting to consider and approve the Minutes of the Annual General Meeting of Shareholders for the year 2005, held on 31 March 2005 as per details in a copy of the Minutes of the Annual General Meeting of Shareholders for the Year 2005, which had already been distributed to the shareholders together with the notice for calling this Meeting.

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Since there was no shareholder raising any question or any amendment to the Minutes, the Chairman, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the said Minutes be approved and certified, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote. The shareholders holding together 2,394,900 shares abstained and there was no opposing vote.

Agenda Item 3 To consider and adopt the Board of Directors' report on the operating results of the Company for the year 2005

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the information relating to the Company's operating results for the fiscal year 2005 for their consideration.

Mr. Dumrong Kasemset, therefore, informed the Meeting information relating to the Company's operating results for the fiscal year 2005, including the revenue and expenses from the Company's operation in the year 2005, the overview of the Company's businesses such as Thaicom satellite, iPSTAR, Internet and telephone service businesses, which can be summarized as follows:-

Operational Highlights

1. Consolidated sales and service income for 2005 was Baht 5,589 million, an increase of Baht 469 million, or 9.2% YoY, due to an increase in IPSTAR sales volume and a rise in the Indochina telephone business. Net income was Baht 1,208 million, increased by 41% from the same period last year due to one-time recognition of revenue from Thaicom 3 Insurance compensation of Baht 1,083 million offset by an impairment for Thaicom 3 of Baht 400 million, following its shorter useful life.

2. The overview of the Company's businesses in 2005

   2.1 Thaicom Business

   - Manufacture of Thaicom 5 has been completed and the satellite has been shipped to Kourou, French Guiana on April 20, 2006
   - Thaicom 5 is expected to be launched in May 2006 as planned by Arianespace, using the heavy-lift Ariane 5 ECA launch vehicle.
   - Revenue from Thaicom 1, 2, 3 decreased slightly in 2005, but is increasing, again, this year due to 20 additional channels commencing service at the beginning of 2006
   - Successful launch of Thaicom 5 will expand the capacity for serving additional DTH channels in the region and allow new services such as HDTV to be offered.

   2.2 The iPSTAR Business

   - Thaicom 4 was successfully launched on August 11, 2005.
   - Started service to TOT, Thailand's NSO, on December 9, 2005.
   - We have nearly completed migration of IPSTAR FG customers to Thaicom 4 satellite.
   - Currently, Six Gateways in Thailand, Vietnam, Myanmar, Australia and New Zealand are in operation.
   - Currently, we are applying for landing rights in China, India, Indonesia, Malaysia and Japan and expect to receive approvals shortly.

- Total UT shipment reached 37,261 by end of Q1,2006
- To date, IPSTAR contract backlog is 327 MUS$.

International Recognition: The Company and the iPSTAR Satellite won the following awards

- Awarded "2006 Industry Innovator for Technology Development and Application" for developing and applying its IPSTAR technology by the Society of Satellite Professionals International (SSPI)
- Nominated as one of the three finalists for the "2006 Corporate Teleport Operator of the Year Award" by the World Teleport Association (WTA)

2.3 International Telephone Businesses which were carried out by CamShin and LTC.

- Indochina telephone business increased total revenue 28% over the same period last year
- Camshin increased equity (Aug 2005) by USD 2.2 M for its mobile network expansion in provincial areas to capture growing demand.
- Cambodia Government officially announced change in specific tax from 10% of domestic revenue to 3% of total revenue effective in April 2006
- Lao Government has allowed telecom operators to stop absorbing VAT for users starting in December 2005
- LTC announced a dividend for 2005 results of 6 MUSD, an increase by 20% from the same period last year

2.4 Internet Business which was carried out by CS Loxinfo Public Company Limited.

- The internet business has recovered at the end of 2005 due to the ending of price wars in the broadband segment. CSL remains the largest ISP by revenue.
- Strong contribution from the directory businesses help CSL to maintain healthy revenue and net profit for 2005.
- Going forward, CSL will focus on the corporate segment where the company has strong branding, and maintain positive net margins on all products.
- Future growth will come from new investments in online contents and e-commerce, such as acquisition of A.D. venture.
- CSL has contributed dividend for 2005 performance of 0.45 Baht/share.

The details of the Company's operational results appeared in the Annual Report which had been sent to the Shareholders with the notice of the Meeting.
The Chairman asked whether any shareholder had any question.

A Shareholder commented that in the Company's financial statements for the year 2006, there was an extraordinary item which was the compensation for Thaicom 3 satellite's partial loss in the amount over a billion Baht and the revenue from IPSTAR business was lower than expected, the revenue from China and India was still uncertain, could the management provide the reasons?

Mr. Dumrong Kasemset explained that the trend of telephone business in Laos and Cambodia was satisfactory. For the IPSTAR business, the main part of revenue would be from the sale of transponders. The IPSTAR satellite had just been launched into orbit on August 11, 2005 and it would take some time to get 200,000 subscribers which was the break even point. The Company had been working very hard with its foreign partners to achieve the goal. The

Company also sold IPSTAR User Terminals ("UTs") but the margin for UTs was low. However, if the number of UTs increased, the use of transponder capacities would also increase. China was a big market but there were many restrictions on foreign company doing business there. As for India., the Company believed that over 100,000 UTs could be sold.

A shareholder questioned whether having Temasek as a major shareholder affected the position of the Company. The shareholders may have less confident in the position of the Company due to political environment caused by the presence of Temasek as evidenced by the fact that the share price of the Company remained flat despite the profit made from operation. What were the Company's strategies in opening foreign market.

Mr. Dumrong Kasemset explained that Shin Corporation remained the Company's major shareholder. The fact that Temasek become a major shareholder of Shin Corporation did not have any adverse effect on the Company's business which were, internet, telecommunications and media. For doing business in other countries, the Company encountered obstacles normally faced by most transnational corporations, in trying to open up foreign countries for their businesses.

A shareholder commented that from the research done by DBS, it was found that IPSTAR technology was very advanced. However, IT technology was changing very rapidly. How the Company was going to fact this rapid change and when the IPSTAR project was going to reach break even point.

Mr. Dumrong Kasemset responded that the IPSTAR technology was very advanced but it still had its problems which the Company was trying to overcome. For the break even point of IPSTAR project, it was expected to reach break even point in about three years.

A shareholder commented that foreign analysts placed very low value on the Company, around Baht 12 per share, the revenue expected from china was not yet materialized. Could the management confirm to the shareholders that the operational results for the year 2006 would be better than 2005?

Mr. Dumrong Kasemset responded that the satellite service business was quite new and therefore could not expect quick results. We should consider the trend of the business which showed consistent growth and the duty of the management at present was to increase sales.

A shareholder asked whether the trend of a stronger Baht, the value of which increased over 7% from the beginning of this year, would have any effect on the Company.

Mr. Dumrong Kasemset explained that the revenue and liabilities of the Company were partly in U.S Dollars which had balancing effect. The main effort of the Company should be devoted to increasing sales. It was difficult to control the price of the Company's share in the short term but we should place more emphasis on long-term business trend.

A shareholder asked whether the change in the major shareholder would have adverse effect on the Company's application for BOI.

Mr. Dumrong Kasemset responded that the Company applied for BOI privileges only with respect to its foreign income and the BOI privileges for Thaicom 4 had been obtained. As for

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Thaicom 5, it was in process and the Company did not expect any problem. It depended on the government's policy.

A shareholder asked about the useful life of IPSTAR satellite which Mr.Dumrong Kasemset responded that the useful life of IPSTAR satellite would be 16 years which was equivalent to the remaining term of the concession.

A shareholder asked about the time required by the competitors to catch up with IPSTAR technology and the answer was that the time required would be 4-5 years.

A shareholder asked whether IPSTAR had large capacities left to be filled and received a positive answer.

A shareholder asked about the progress of the Company's business in India.

Mr. Dumrong Kasemset responded that the Company signed many agreements with customers but the customers required licenses from the government before they could start providing IPSTAR services. The Company deemed it prudent to wait until our customers in India received licenses from the government before releasing the information.

A shareholder asked how many user terminals would be required by TOT before the transponder capacities would be fully utilized.

Mr. Dumrong Kasemset responded that TOT would require 150,000 user terminals and this requirement included the user terminals ordered by the companies doing business with TOT. For Thailand, the transponder capacities could provide service to 300,000 customers.

A shareholder asked whether the migration of customers from Thaicom 3 to IPSTAR had been completed.

Mr. Dumrong Kasemset responded that the migration of customers in Australia had been completed since January 2006. For Thailand, the migration over of 90% of customers had been completed.

Since there was no shareholder asking any further question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the report on the Company's operating results for the fiscal year 2005 prepared by the Board of Directors be approved, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

Agenda Item 4 To consider and approve the balance sheets, the Profit and Loss Account, and cash flow statement for the year ended 31 December 2005

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting of the Company's balance sheet, profit and loss account and cash flow statement for the year 2005 ending December 31, 2005 for their consideration.

Mr. Dumrong Kasemset, therefore, informed the Meeting that in this agenda, it is the legal requirement that the Company's balance sheet, profit and loss account and cash-flow statements for the year ending December 31, 2005 which has been audited by the Company's auditors and approved by the Auditor Committee had to be approved by the Annual General Meeting on this day. The Company's balance sheet, profit and loss account, and cash flow statements appeared in pages 97 to 153 of the Annual Report which had been sent to all shareholders.

The Chairman asked whether there were any questions from the shareholders.

The shareholder asked whether the Company had plans to prevent the risk on its continued investment from a stronger Baht.

Mr. Dumrong Kasemset explained that the revenue and liabilities of the Company were partly in U.S. Dollars, which reduced the exchange risk.

Since there was no shareholder making any further inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the Company's balance sheet, profit and loss account and cash flow statement for the year 2004 ending December 2004 be approved, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

Agenda Item 5 To consider and approve the payment of dividends for the year 2005

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting of the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that the Company had net profits as of December 31, 2005 in the amount of Baht 1,207,708,603. In this connection, since the Company generated profits from its business operations, the Company was required to allocate at least 5 percent of the net profits for legal reserve until the Company's legal reserve is equivalent to 10 percent of its registered capital. The Company, therefore, appropriate Baht 60,385,403 from net profits for legal reserve. For dividend payment, as the Company still needs to continue its investment in the iPSTAR Project, therefore, there should be no dividend payment for the Year 2005.

The Chairman asked whether any shareholder had any question.

As there was no question, the Chairman asked the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT non-payment of dividend for the fiscal year 2005 be approved, with a vote of 522,019,324 shares or equivalent to 99.49 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 283,900 shares or equivalent to 0.05 percent and there was a vote to abstain totalling 2,394,100 shares or equivalent to 0.46 percent

Agenda Item 6 To consider and approve the appointment of the Company's auditors for the year 2005 and to fix their remuneration

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset notified the Meeting that for the year 2006, the Company received proposals from three accounting firms to provide audit service of the Company's financial statements. After considering the proposals carefully, the Company decided to appoint the auditors from PricewaterhouseCoopers ABAS Ltd. ("PWC"), to be the Company's auditors for the accounting year 2006. The Audit Committee has also approved the Company's decision to appoint PWC as the Company's auditors as PWC is internationally recognized and having competent and experienced staff and the audit fee appropriate and reasonable, the details of the auditors were as follows:-

1. Mr. Prasan	Chuaphanich	CPA (Thailand) No. 3051
2. Mr. Suchart	Luengsurasawat	CPA (Thailand) No. 2807
3. Mr. Prasit	Yuengsrikul	CPA (Thailand) No. 4174
4. Miss Nangnoi	Charoenthaveesub	CPA (Thailand) No. 3044

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and in the event that such auditor may not carry out the said undertaking, PWC shall have to find another certified auditor of PWC in replacement and take responsibility for examining and giving recommendations to the Company's financial statement. Regarding the remuneration thereof, it deemed appropriate that such auditor's remuneration shall be fixed in the amount not exceeding Baht 2,831,000 (Two Million Eight Hundred Thirty One Thousand Baht), which is 24% over the audit fee last year. The audit fee for group (including the audit fee for member companies in the group) for 2006 is Baht 9,846,290 which is 2.82% over that of last year. Mr. Prasan Chuapanich, the auditor, has signed the Company's financial statement for five years, inclusive of this year 2006. The Company intended to comply with the rules of the SEC regarding the appointment of the Company's auditors, that is, there would be auditor rotation every five accounting years. The four auditors mentioned above has no interest in the Company, its subsidiaries, the Company's executives, the major shareholders or any connected persons of such persons. It is therefore requested that the Meeting approved the appointment of PWC as the Company's auditors for the year 2006 and the remuneration of the auditors at not more than Baht 2,831,000.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter.

Since there was no shareholder making any further inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the appointment of the auditors from PricewaterhouseCoopers ABAS Ltd. and fixing the auditor's remuneration for the fiscal year 2006 at the rate not exceeding Baht 2,831,000 be approved, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

Agenda Item 7 To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2006

7.1 The appointment of directors in replacement of those retired by rotation

Before the Meeting commenced its consideration of this agenda, Mr. Paron Isarasena Na Ayudhaya and Mr. Hiran Radeesri informed the Meeting that as their names would be submitted to the Meeting for consideration and election to the post of directors for another term, they had interest in the matter to be considered by the Meeting, they therefore requested leave of the Meeting to leave the Meeting Room and would not participate and vote on the matter. Both of them then left the Meeting Room and Mr. Boonklee Plangsiri acted as Chairman of the Meeting at the request of Mr. Paron Isarasena Na Ayudhaya.

Mr. Boonklee Plangsiri, the member of the Nominating Sub- Committee, informed the Meeting that the Company's Articles of Association requires that one-third of the Company's directors shall have to be retired by rotation in every annual general meeting of the shareholders but may be re-elected. For this year 3 directors are required to be retired by rotation in this Meeting namely (1) Mr. Paron Isarasena Na Ayudhaya (2) Mr. Hiran Radeesri (3) Miss Piangpanor Boonklum. In this regard, the Nominating Sub-Committee had convened a meeting to consider the replacement of such retiring directors. Six persons were nominated, including 3 directors required to be retired by rotation and other 3 external accredited persons. After carefully determining the qualifications and working experience of each of the nominated persons, the Nominating Sub-Committee proposed its recommendation to the Company's Board of Directors that the said 3 retiring directors have good experience, knowledge and expertise in the Company's business and that such directors should be re-elected to continue their office. In this connection, the details of each of such directors including age, shareholding proportion in the Company, education achievement, working experience and meeting attendance record as well as the contribution made to the Company were specified in the Attachment No. 3 attached hereto.

Mr. Boonklee Plangsiri inquired whether any shareholder had any questions or comments. When there was no questions or comments, the Chairman proposed the name of the above-mentioned three persons for consideration of the Meeting one by one.

After due consideration, the Meeting resolved as follows:-

1. The appointment of Mr. Paron Isarasena Na Ayudhaya be approved as per details abovementioned, with a vote of 522,302,424 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 800 shares or equivalent to 0.00 percent and there was a vote to abstain totalling 2,394,100 shares or equivalent to 0.46 percent

2. The appointment of Mr. Hiran Radeesri be approved as per details abovementioned, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

3. The appointment of Miss Piangpanor Boonklum be approved as per details abovementioned, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

After the Meeting completed its consideration and voted to re-elect the three directors who vacated the office by rotation to serve as directors of the Company for another term. Mr. Boonklee Plangsiri invited Mr. Paron Isarasena Na Ayudhaya and Mr. Hiran Radeesri to join the Meeting again and Mr. Paron Isarasena Na Ayudhaya resumed the duty of Chairman of the Meeting.

7.2 The authorized signatories

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Nominating Sub- Committee, informed the Meeting that the authorized signatories shall be the same as the existing authorized signatories as follows:-

"Mr. Dumrong Kasemset, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan, any two of these three directors jointly sign with the Company's seal affixed."

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the authorized signatories be the same as the existing authorized signatories, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

7.3 The directors' remuneration for the fiscal year 2006

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Remuneration Sub-Committee, informed the Meeting that the Remuneration Sub-Committee had considered and proposed its opinion to the Company's Board of Directors that the directors' remuneration for the year 2006 i.e. the remunerations for the Chairman of the Board, independent directors and the directors appointed from the Ministry of Information and Communication Technology shall be fixed at no more than Baht 6,000,000 (Six Million Baht). In this regard, the said directors' remuneration consists of monthly allowance, meeting allowance, bonus and fringe benefits. The independent directors and the directors appointed from the Ministry of Information and Communication Technology, who are member of the subcommittees of the Company shall receive the meeting allowances for each Board of Directors and subcommittee's meeting in the amount of Baht 25,000 (Twenty Five Thousand Baht). The directors who are the Company's executives are not entitled to such remuneration.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the directors' remuneration for the fiscal year 2006 as proposed be approved, with a vote of 522,303,224 shares or equivalent to 99.54 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 2,394,900 shares or equivalent to 0.46 percent and there was no vote against.

Agenda Item 8 To consider and approve the issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company under ESOP Grant V in the total number of 10,058,800 units

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that in order to motivate and the Company's directors and employees and to have such personnel devoted their utmost time and effort to the interest and benefit of the Company which would, in turn, generate best benefits to the Company as well as retain all such personnel with the Company, it is deemed appropriate to have the Meeting approve the issuance and allocation of the Warrants in the number of 10,058,800 units to such directors and employees as per details in the terms and conditions of the issuance and offering for sale of the Warrants in the ESOP Grant V attached hereto as Attachment No. 4. In this regard, the Board of Directors or the any person(s) assigned by the Board of Directors or Executive Committee shall have the power to determine and set forth terms and conditions together with other details in relation to the issuance of the said warrants as well as to request any approval from the relevant authorities and to perform any acts and things necessary for and relevant to the issuance of the said warrants. In addition, the Remuneration Sub-Committee had also considered the issuance and allocation of the Warrants under the ESOP Grant V and proposed the recommendation to the Board of Directors that it was appropriate to have the said issuance.

In this connection, the Meeting was advised that it was required to approve this issuance and offering for sale of the Warrants by the vote of not less than three-fourths of the total number of votes of the shareholders attending the Meeting and having the right to vote and there shall be no objection from Shareholders holding shares altogether more than 10 percent of the total votes of the Shareholders attending the Meeting.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter.

Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes. The Chairman also advised that the directors and employees of the Company who were also shareholders holding shares in the total number of 7,430,297 shares who were considered as having interest in this matter and as a result of which may not cast their votes in this Agenda.

After due consideration, the Meeting RESOLVED THAT the issuance and allocation of the Warrants under the ESOP Grant V as per above details be approved, with a vote of 512,844,427 shares or equivalent to 97.94 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 954,800 shares or equivalent to 0.18 percent and there was a vote to abstain totalling 10,898,800 shares or equivalent to 2.08 percent

Agenda Item 9 **To consider and approve the allocation of warrants to purchase ordinary shares of the Company under ESOP Grant V to the following directors and employees of the Company who are entitled to receive such allocation of warrants in the excess of 5 percent of the total warrants issued which has been approved by the Remuneration Sub-Committee**

Before the Meeting commenced its consideration of this agenda, Mr. Dumrong Kasemset and Miss Nongluck Phinainitisart informed the Meeting that as they would be entitled to the allocation of more than 5% of the total number of warrants issued, they were considered as having interest in the matter, they therefore requested leave of the Meeting to leave the Meeting Room and would not participate and vote on the matter concerning themselves. Both of them then left the Meeting Room.

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Remuneration Sub-Committee, informed the Meeting that the matter being proposed in this Agenda had already been approved by the Remuneration Sub-Committee thereby the Company proposed that the following 5 directors and employees having extraordinary performance be entitled to receive the allocation of warrants at the rate exceeding 5 percent of the total warrants issued as follows:-

Director/Employee	No. of Warrants Allocated	% (of the Program)
1. Mr. Dumrong Kasemset Director and Chairman of the Executive Committee The number of Board meetings, attendance at and absence from meetings during the last year. Shin Satellite Public Company Limited No. of meetings 8 times No. of attendance 7 times No. of absence - one	1,099,800 units	10.93%
2. Mr. Paiboon Panuwattanawong Vice President for iPSTAR Project and director of subsidiaries.	1,100,000 units	10.94%
3. Miss Nongluck Phinainitisart Director, Member of the Executive Committee and President The number of Board meetings, attendance at and absence from meetings during last year. Shin Satellite Public Company Limited No. of meetings 8 times No. of attendance 8 times No. of absence - none	900,000 units	8.95%
4. Mr. Yongsit Rojsrivichaikul Executive Vice President–Marketing & Sales.	800,000 units	7.95%
5. Mr. Makin Petplai Vice President – Sales/Thailand, Indo China & China	600,000 units	5.96%

In this regard, the Board of Directors and the Remuneration Sub-Committee had considered the matter and were of the opinion that the allocation exceeding 5% of the Warrants under the ESOP Program, Grant V to each of the above 5 persons, be approved. This is because they possess high competency and accountability and have demonstrated excellent performance. Furthermore, they are honest and loyal to the Company and have performed their duties for the benefit of the Company at all times. The Warrants' allocation for this ESOP Program will motivate efficient performance by directors and employees, which will result in good operating results of the Company. Details appear in Attachment No. 5 attached hereto.

The Meeting was advised that this allocation of the warrants to such directors and employees required the Meeting's resolution on an individual basis with the vote of not less than three-fourths of the total number of votes of the shareholders attending the Meeting and having the right to vote and there shall be no objection from Shareholders holding shares altogether more than 5 percent of the total votes of the Shareholders attending the Meeting.

The Chairman then asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter.

Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes. In this regard, the Chairman also notified the Meeting that the allocation of the warrants to those directors and employees at the rate exceeding 5 percent of the total warrants issued pursuant to the ESOP Grant V shall have to be approved on an individual basis and the respective directors or employees for whom the warrants were allocated shall have no right to vote in such particular vote.

After due consideration, the Meeting resolved as follows:-

1. The allocation of warrants to Mr. Dumrong Kasemset be approved as per details abovementioned, with a vote of 512,050,327 shares or equivalent to 97.59 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 1,821,700 shares or equivalent to 0.35 percent and there was a vote to abstain totalling 10,825,257 shares or equivalent to 2.06 percent. (Mr. Dumrong Kasemset held the Company's shares in the number of 7,357,497 shares and had therefore no right to vote, bringing the total number of shares entitled to vote in the number of 517,339,827 shares)

2. The allocation of warrants to Mr. Paiboon Panuwattanawong be approved as per details abovementioned, with a vote of 519,404,024 shares or equivalent to 98.99 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 1,821,700 shares or equivalent to 0.35 percent and a vote to abstain their vote of 3,471,600 shares or equivalent to 0.66 percent. (Mr. Paiboon Panuwattanawong held the Company's shares in the number of 3,800 shares and had therefore no right to vote, Mr. Paiboon Panuwattanawong did not attend the Meeting and did not appointed any proxy, this, therefore bringing the total number of shares entitled to vote in the number of 524,693,524 shares)

3. The allocation of warrants to Miss Nongluck Phinainitisart be approved as per details abovementioned, with a vote of 504,337,812 shares or equivalent to 99.73 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

was a vote against totalling 1,821,700 shares or equivalent to 0.35 percent and a vote to abstain their vote of 3,536,800 shares or equivalent to 0.67 percent. (Miss Nongluck Phinainitisart held the Company's shares in the number of 69,000 shares and had therefore no right to vote, bringing the total number of shares entitled to vote in the number of 524,628,324 shares)

4. The allocation of warrants to Mr. Yongsit Rojsrivichaikul be approved as per details abovementioned, with a vote of 519,407,824 shares or equivalent to 98.99 percent of the total hares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 1,821,700 shares or equivalent to 0.35 percent and a vote to abstain their vote of 3,467,800 shares or equivalent to 0.66 percent. (Mr. Yongsit Rojsrivichaikul did not hold any share in the Company)

5. The allocation of warrants to Mr. Makin Petplai be approved as per details abovementioned, with a vote of 519,407,824 shares or equivalent to 98.99 percent of the total hares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 1,821,700 shares or equivalent to 0.35 percent and a vote to abstain their vote of 3,467,800 shares or equivalent to 0.66 percent. (Mr. Makin Petplai did not hold any share in the Company)

After the Meeting completed its consideration and vote on this agenda the Chairman invited Mr. Dumrong Kasemset and Miss Nongluck Phinainitisart to join the Meeting again.

Agenda Item 10 To consider and approve the increase of the Company's registered capital

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that as the Meeting granted its approval to the issue of 10,058,800 units of warrants to purchase ordinary shares of the Company at the ratio of 1:1 and in the year 2005, the Company made a public offering of 208,000,000 newly issued shares at the price which was lower of the then market price of the Company's shares and these necessitated the adjustment of rights of the holders of warrants under ESOP: Grant I, II, III and IV both in terms of exercise price and the ratio of warrant to share. It was therefore necessary to allocate 767,000 additional shares as reserves for the exercise of warrants. The Company therefore, would like to propose the increase in the Company's registered capital from Baht 5,606,282,500 to Baht 5,660,411,500 or from 1,121,256,500 shares to 1,132,082,300 shares, by issuing 10,825,800 new ordinary shares, having par value of Baht 5 each or Baht 54,129,000 in total. The purposes of the increase in capital are

1. 10,058,800 newly issued ordinary shares to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP Grant V; and
2. 767,000 newly issued ordinary shares to be reserved for adjustment of rights of holders of warrants issued under ESOP: Grants I, II, III & IV.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes and advised that the matter being

proposed in this Agenda required the resolution with the vote of not less than three-fourths of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting RESOLVED THAT the increase in the Company's registered capital as proposed be approved, with a vote of 520,558,624 shares or equivalent to 99.21 percent of the total hares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 670,900 shares or equivalent to 0.13 percent and a vote to abstain their vote of 3,467,800 shares or equivalent to 0.66 percent.

Agenda Item 11 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with increase of the Company's registered capital

The Chairman informed the Meeting that according to the Meeting's resolution in Agenda Item 10 which approved the increase in the Company's registered capital from Baht 5,606,282,500 to Baht 5,660,411,500. It is necessary to amend the Company's Memorandum of Association in order to be in accordance with the increase in the Company's registered capital as follows:

"Clause 4.	the registered capital	5,660,411,500 Baht	(Five Thousand Six Hundred and Sixty Million Four Hundred Eleven Thousand and Five Hundred Baht)
	dividing into	1,132,082,300 shares	(One Thousand One Hundred Thirty-Two Million Eighty Two Thousand Three Hundred Shares)
	at par value per shares of	5 Baht	(Five Baht)
	Consisting of		
	ordinary shares of:	1,132,082,300 shares	(One Thousand One Hundred Thirty-Two Million Eighty Two Thousand Three Hundred Shares)
	Preferred shares of:	- shares	(.-.)

The Chairman also notified the Meeting that the amendment to Clause 4 of the Company's Memorandum of Association as proposed in this Agenda required the Meeting's resolution with the vote of not less than three-fourths of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association as proposed be approved, with a vote of 520,558,624 shares or equivalent to 99.21 percent of the total hares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 670,900 shares or equivalent to 0.13 percent and a vote to abstain their vote of 3,467,800 shares or equivalent to 0.66 percent.

Agenda Item 12 To consider and approve the allocation of 10,825,800 newly issued ordinary shares, at the par value per share of Baht 5 (Five Baht) as per the following details:

12.1 **10,058,800 newly issued ordinary shares to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP Grant V; and**

12.2 **767,000 newly issued ordinary shares to be reserved for adjustment of rights of holders of warrants issued under ESOP: Grants I, II, III & IV.**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that according to the Meeting's resolution to approve the increase in the Company's registered capital by Baht 54,129,000 from Baht 5,606,282,500 to Baht 5,660,411,500 by issuing 10,825,800 new shares, having a par value of Baht 5/each, it is therefore requested that the Meeting grants its approval to the allocation of the newly issued shares as follows;

(i) 10,058,800 shares as reserve for the exercise of rights under ESOP Grant V, and

(ii) 767,000 shares as reserve for adjustment of rights under ESOP: Grants I, II, III & IV (due to the price of the share offered for sale to the public in 2005 was lower than 90% of the market price)

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter.

Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the allocation of the newly issued shares for the capital increase as per above details be approved, with a vote of 520,558,624 shares or equivalent to 99.21 percent of the total hares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 670,900 shares or equivalent to 0.13 percent and a vote to abstain their vote of 3,467,800 shares or equivalent to 0.66 percent.

Agenda Item 13 Other matters

The Chairman asked the Meeting whether any shareholder wishes to propose any other matters for the Meeting's consideration.

A shareholder inquired whether the Company would consider ESOP foe existing shareholder.

Mr. Dumrong Kasemset responded that the Board of Directors of the Company had never considered the matter. The Compensation of the shareholders could be dividends, share split etc. However, the main task of the Company at present would be to increase sale and therefore had to retain competent staff.

A shareholder inquired whether the employees under the ESOP had to pay tax.

Mr. Boonklee Plangsiri informed the Meeting that the employees had to pay tax fully and were not entitled to any exemption or reduction in tax.

A shareholder inquired about the Company's dividend policy to which Mr. Dumrong Kasemset responded that as a growth company, the Company required large fund for investment and the Company had high level of debts, it had suspend the payment dividend. Once the Company had net profit higher than repayment to the creditors, the Company would consider declaring dividends without delay. Mr. Boonklee Plangsiri also assured the Meeting that when the Company had profit left after paying its debts, it would certainly pay dividend to the shareholders.

A shareholder made observation that in the Annual Report, it was stated that Thaicom 5 satellite would replace Thaicom 3 satellite and when Thaicom 5 was put into orbit, Thaicom 3 would be shifted to the Middle East and he requested explanation from the management of the Company.

Mr. Dumrong Kasemset responded that the customers currently on Thaicom 3 would be transferred to Thaicom 5 after Thaicom 5 was launched into orbit. As Thaicom 3 had remaining useful life of over one year, it would be appropriate to shift Thaicom 3 to the Middle East to open new market.

A shareholder asked what the annual depreciation rate of iPSTAR was to which Mr. Dumrong Kasemset responded that it was over one billion Baht per year.

A shareholder commented that this year the Company intends to sell 100,000 user terminals but up to now the Company has managed to sell only 37,000 user terminals. He inquired how the Company would achieve the target.

Mr. Dumrong Kasemset explained that for the first half of this year, the sale would be made mainly in Thailand and the Company had to migrate customers to the iPSTAR satellite. When the markets in China and India was opened, the Company would be able to achieve the target in the second half of this year.

A shareholder asked about the competition faced by iPSTAR.

Mr. Dumrong Kasemset responded that the market for iPSTAR would be the rural area where the area was large but lightly populated. In Australia, the government provided subsidies for the services as the service fee was still high. The Company would have to find way to lower the costs. In China and India, the situation was the same, government subsidies would be required as the customers in rural area would not have sufficient income. In Thailand, TOT could provide nationwide services because it acquired service from the Company at a very low price.

A shareholder asked whether the number of customers fulfilled the Company's expectation to which Mr. Dumrong Kasemset responded that in Thailand they were but in foreign market, the Company needed to improve the quality of the service before making commercial launch.

A shareholder asked about the ratio of foreign shareholding in Shin Group and the effect on the concession and the policy of the Company.

Mr. BoonKlee Plungsiri responded that for Shin Satellite, over 98% of shares were held by Thais and foreign held only 1.77 % of the shares of the Company. The policy and the management remained the same.

Mr. Kraisorn Pornsuthee explained to the Meeting that the satellite and the orbital slots belonged to the government and not to the Company. The Company transferred the ownership in Thaicom 4 satellite and over 1,304 pages of technical documents to the government on April 12, 2006.

A shareholder asked whether the rumour that Samart Corporation would buy share in the Company was true or not which Mr. Dumrong Kasemset responded that it was not true and no contact had been made.

A shareholder asked how the useful life of Thaicom 3 is determined to which Mr. Dumrong Kasemset responded that the life of a satellite is determined by the amount of power supply as the satellite cannot provide service without power supply. Generally, there would be power reserved for de-orbit at the end of the satellite's life.

A shareholder asked whether Wimax was iPSTAR's competitor.

Mr. Dumrong Kasemset explained that Wimax was like mobile phone which needed poles to transmit signals which iPSTAR could transmit signals over wide area covering 14 countries without the need for a pole.

A shareholder inquired about the action the Company intended to take with respect to debts over 12 months which increase over Baht 200,000,000.

Mr. Thanadit Charoenchan explained that part of such debit belonged to the Lao Government and the rest belonged to customers in India which had strict exchange control. For the Lao Government, it was agreed that the tax that the Company had to pay could be used to offset the debts. For customers in India, the customers would pay the service fees into the escrow accounts. Once the permission to remit U.S. Dollars has been obtained from RBI, the customers would remit U.S. Dollars to the Company's account.

A shareholder made suggestion that the Company organized huge publicity for the launch of iPSTAR . When there was adverse news about the Company such as Temasek at this time, the Company should do the same to ensure that the public had correct information.

Mr. Dumrong Kasemset responded that the Company tried to do that by distributing correct information to the mass media with the request that they made the information known to the public but the mass media did not co-operate.

A shareholder commented that two years ago the Company came under severe criticism on the BOI privilege for Thaicom 4 satellite on the ground that the Company already embarked on the Thaicom 4 project and only applied for BOI afterward. Now it is the Thaicom 5

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Project for which BOI privilege has not been obtained but Thaicom 5 will be launch into orbit in the near future, the Company a likely to face the same criticism.

Mr. Kraisorn Pornsuthee responded that the Ministry provided correct information on foreign shareholding in the Company, the transfer of title in the satellite to the government, the ownership of the satellite and the orbital slots, the payment of concession fee by the Company to the government including the application for BOI to the media that requested such information.

No shareholders purposed any matter for the Meeting's consideration. The Chairman, then thanked all the shareholders for their attendance of this Meeting and then declared the Meeting adjourned at 16.45 hours.

Signed -Signed- Chairman of the Meeting
(Mr. Paron Isarasena Na Ayudhaya)

Signed -Signed- Secretary of the Meeting
(Mr. Kamonmit Vudhijumnonk)

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

The curricula vitae of the nominated persons to be Directors in replacement of those who are due to retire by rotation



1. Mr. Boonklee Plangsiri

Age:	55
Nationality:	Thai
Positions:	Director
Highest Education:	• Master of Computer Engineering, University of Illinois at Urbana Champaign, U.S.A.
Seminar:	• DAP: Directors Accreditation Program Class 40/2005
Shareholding:	None
Relationship with Management:	None
Previous Experience:	• 2004 – February 2007 Chairman of the Board of Directors, CS LoxInfo Plc. • 2001 – February 2007 Chairman of the Board of Directors, ITV Plc. • 2001 – 2002 Chairman of the Executive Committee, ITV Plc. • 1997 – 2000 Member of the Executive Committee of Shin Corporation Plc., Advanced Info Service Plc. and Shin Satellite Plc. • 1995 – 1996 Vice Chairman of the Executive Committee (Operation), Shinawatra Group • 1993 – 1994 President of Shinawatra Group
Other Current Positions:	• 1999 – Present Chairman of the Group Executive Committee, Shin Corporation Plc. • 1997 – Present Director of Shin Corporation Plc., Advanced Info Service Plc. and Shin Satellite Plc.
Duration of being a Director of the Company	9 years 2 months

Being another director in other Company

Listed Company	Non-Listed Company	Competitive or related Business
Shin Corporation Plc. Advanced Info Service Plc.	2 Companies	none

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against the Siam Cement Group during the year.

Remarks:

- The Attendance at 2006 The Board of Directors Meeting was 7 times out of the total of 7 times.
- The Attendance at 2006 The Shareholders Meeting was 1 times out of the total of 1 time.

2. Mr. Somprasong Boonyachai



Age:	51
Nationality:	Thai
Positions:	Director and Member of the Executive Committee
Highest Education:	• Master of Engineering, Asian Institute of Technology (AIT)
Seminar:	• DCP: Directors Certification Program Class 65/2005 • DAP: Directors Accreditation Program Class 30/2004
Shareholding:	None
Relationship with Management:	None
Previous Experience:	• 2004- February 2007 Member of the Executive Committee, CS LoxInfo Plc. Director and Member of the Executive Committee, ITV Plc. • 1997 – 1998 Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group • 1995 – 1996 Senior President, Advanced Info Service Plc. • 1994 – 1995 President, Advanced Info Service Plc. • 1993 – 1994 President, Shin Satellite Plc. • 1993 – 1993 President, Advanced Info Service Plc. • 1992 – 1993 Executive Vice President (Operation 4), Shinawatra Group
Other Current Positions:	• 2006 – Present Director, Shin Satellite Plc. • 2004 – Present Director, Praram 9 Hospital Co., Ltd. • 2000 – Present Member of the Executive Committee, Shin Satellite Plc. Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc. • 1999 – Present Director and Chairman of the Executive Committee - Wireless Communications Business, Advanced Info Service Plc. • 1997 – Present Independent Director, Power Line Engineering Plc.
Duration of being a Director of the Company	8 months

Being another director in other Company

Listed Company	Non-Listed Company	Competitive or related Business
Advanced Info Service Plc. Power Line Engineering Plc.	15 Companies	none

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against the Siam Cement Group during the year.

Remarks:

- The Attendance at 2006 The Board of Directors Meeting was 1 times out of the total of 2 times.

3. Mrs. Siripen Sitasuwan



Age: 58

Nationality: Thai

Positions: Director and Member of the Executive Committee

Highest Education:

- Master of Business Administration, Wichita State University, Wichita, Kansas, U.S.A.

Seminar: DCP: Directors Certification Program Class 33/2003

Shareholding: None

Relationship with Management: None

Previous Experience:

- 2004 – February 2007
  Director and Member of the Executive Committee, CS Loxlnfo Plc.
- 2001 – February 2007
  Director and Member of the Executive Committee, ITV Plc.
- 1998 – 2000
  Chief Finance Officer, Shin Corporation Plc.
- 1994 – 1998
  Executive Vice President - Finance, Shinawatra Group
- 1991 – 1993
  Vice President - Finance, Shinawatra Group

Other Current Positions:

- 2000 – Present
  Member of the Audit Committee, Thanachart Capital Plc.
  President and Group Chief Finance Officer, Shin Corporation Plc.
- 1998 – Present
  Director and Member of the Executive Committee, Shin Corporation Plc., Advanced Info Service Plc., Shin Satellite Plc.

Duration of being a Director of the Company: 9 years 2 months

Being another director in other Company

Listed Company	Non-Listed Company	Competitive or related Business
Shin Corporation Plc. Advanced Info Service Plc. Thanachart Capital Plc.	6 Companies	none

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against the Siam Cement Group during the year.

Remarks:

- The Attendance at 2006 The Board of Directors Meeting was 7 times out of the total of 7 times.
- The Attendance at 2006 The Shareholders Meeting was 1 times out of the total of 1 time.

Company's Articles of Association relating to the General Meeting of Shareholders

Shareholder Meetings

Article 30. The board of directors shall arrange for an annual ordinary meeting of shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the extraordinary meetings.

The board of directors may summon an extraordinary meeting of shareholders whenever the board think appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the board of directors to summon an extraordinary meeting of shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the board of directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31. In summoning for a meeting of shareholders, the board of directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days prior to the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than consecutive three days before the meeting.

Article 32. The meeting of shareholders must be attended by not less than 25 shareholders or proxies (if any) or not less than a half of total number of shareholders holding an aggregate number of shares not less than one-third of all shares sold in number to constitute a quorum.

In the event at any meeting of shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not

called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting. In the subsequent meeting no quorum is required.

Proxy and Voting

Article 33. At a meeting of shareholders, the shareholder may appoint any other person who is suijuris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must be submitted to the board chairman or other person designated by the board chairman at the meeting place before the proxy attending the meeting.

Article 34. The resolution of the meeting of shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

a. the sale or transfer of whole or essential parts of business of the Company to other persons.

b. the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.

c. entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.

d. amendment of the memorandum of association or articles of association.

e. increase or reduction of the capital of the Company or the issuance of debentures.

f. the amalgamation or liquidation of the Company.

Directors' Qualifications, Election and Rotation of Directors

Article 16. The Company shall have a board of directors comprising at least five directors, and not less than a half of the total number of directors shall have residence within the Kingdom and must have qualifications as required by the public limited company law.

The directors of the Company shall be entitled to receive remuneration such as salary, meeting allowance, allowance for food and other expenses and bonus.

Article 17. The meeting of shareholders shall elect the board of directors in accordance with the rules and procedures as follows:

(1) every shareholder shall have one vote for each share of which he is the holder;

(2) each shareholder may exercise all the votes he has under the (1) above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Article 18. At every annual ordinary meeting, one-third of the directors, or if their number is not a multiple of three, then the number nearest to one-third must retire from office.

The director to retire during the first and the second years following the registration of the Company shall be drawn by lots. In every subsequent year, the directors who have been longest in office shall retire. A retiring director is eligible for re-election.

To determine the Authorized Persons and Remuneration for Subcommittees

Article 29. The board of directors may assign anyone to perform any affairs under control of the board or may assign such person to have power within the period of times as the board think appropriate and which under the power of the board to cancel, change or rectify.

The Information of Independent Director Shin Satellite Public Company Limited



Name	Mrs. Charintorn Vongspootorn
Date of Birthday	May 23, 1946
Positions	Audit Committee
Relationship with Management:	None
Education	• Master Degree of Business Administration Creighton University, U.S.A. • Bachelor Degree in Accounting Chulalongkorn University
Experience	2001-2002 Director and Member of the Audit Committee Advanced Info Service Public Company Limited 1997-1999 Director Thai Equity Fund Senior Executive Vice President MFC
Illegal record in past 10 years	None
Shareholding	None

Procedures for attending of 2007 Annual General Meeting of Shareholders
Shin Satellite Public Company Limited
On April 24, 2007



Shareholders of
Shin Satellite Plc.
Attending in Person
Proxy
Registered Desk attending in person
(commence at 12.00 o'clock)
Registered Desk by proxy at 12.00 o'clock
Review the proxy
Showing ID Card
Showing the proxy and ID Card of
the Grantor and Proxy
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman opens the meeting
at 14.00 o'clock
The Chairman proposed
the agenda in order
If any shareholder would like to vote
against or abstain to vote for any agenda,
please raise your hand and give the
number of shareholding in the ballot.
Company's officers collect the ballot only
for the shareholder who votes against or
abstain to vote/conclude the result
The Chairman announces the vote to
the meeting

*** Please return to the Company's officers the ballot for every agenda when the meeting be completed.***

Shinawatra Tower 3

There are 2 entrances
1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Kasetsart University
To Don Muang International Airport
Ngamvongwan Road
Viphavadi Hospital
Major Cineplex
Ratchadaphisek Road
SCB Park
Soi 21
Elephant Building
Phaholyothin Road
ISUZU
SHINAWATRA TOWER III
Thanseltakij
Central Grand Plaza Hotel & Department Store
Ladprao Road
Thai Airways Int'l
Don Muang Tollway
To Din Daeng Expressway
VIPHAVADI RANGSIT ROAD
PTT.
Chatuchak Park
BTS Sky train Station
Sunday Market
Expressway

Auditorium, 9th Floor, Shinawatra Tower 3
1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39

SHIN SATELLITE

Shin Satellite Public Company Limited

41/103 Rattanathibet Road, Nonthaburi11000

Tel : +66(2) 596-5072-3

Fax : +66(2) 591-0724

www.thaicom.net


ON THE MOVE
SHIN SATELLITE

Financial Highlights



In million Baht, except per share values in Baht

	2006	2005 (Restated - Audited)	2004 (Restated - Unaudited)	2004 (Audited)
Operating result				
Total Revenues	8,973	6,876	5,544	5,567
Services and Sales Revenues	6,846	5,589	5,120	5,120
Gross Profit	925	1,689	1,902	1,902
Operating Profit	(330)	679	898	898
Net Profit	(46)	1,337	789	856
EBITDA	2,654	2,288	2,168	2,168
Financial Position				
Total Assets	32,834	33,983	27,721	27,587
Total Liabilities	19,256	20,177	18,463	18,423
Total Shareholder's Equity	13,578	13,805	9,259	9,164
Financial Ratio				
Current Ratio (Times)	0.39	0.58	0.44	0.44
Debt to Equity Ratio (Times)	1.20	1.24	1.76	1.78
Gross Profit Margin	14%	30%	37%	37%
Operating Profit Margin	(5%)	12%	18%	18%
EBITDA Margin	39%	41%	42%	42%
Net Profit Margin	(1%)	19%	14%	15%
Return on Assets	0%	4%	3%	3%
Return on Shareholder's Equity	0%	12%	9%	9%
Earnings per Share (Baht)	(0.04)	1.34	0.90	0.98
Book Value per Share (Baht)	12.39	12.60	10.48	10.37

As of December 31st, 2006



Total Assets


2006
32,834
2005
(RESTATED - AUDITED)
33,983
2004
(RESTATED - UNAUDITED)
27,721
2004
(AUDITED)
27,587
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000

EBITDA


2006
2,654
2005
(RESTATED - AUDITED)
2,288
2004
(RESTATED - UNAUDITED)
2,168
2004
(AUDITED)
2,168
500
1,000
1,500
2,000
2,500
3,000

Book Value per Share


2006
12.39
2005
(RESTATED - AUDITED)
12.60
2004
(RESTATED - UNAUDITED)
10.48
2004
(AUDITED)
10.37
2
4
6
8
10
12
14



CHAIRMAN'S REPORT

Dear Shareholders,

On November 7, 2006, Shin Satellite Public Company Limited turned 15. Throughout these years, we have continued to expand our satellite-based services through technological innovations and solutions that have made us one of the leading satellite operators in Asia Pacific today. This, of course, could not have been possible without the continuous support and trust from our customers, partners and shareholders who share and believe in our vision.

Our innovations have also attracted global recognition for the Company. In 2006, the Company received the "2006 Industry Innovator Award for Technology Development and Applications" for the IPSTAR Technology from The Society of Satellite Professionals International (SSPI). In addition, we were also honored to receive, for the first time, the "Satellite Communications Service Provider of the Year" award from Frost & Sullivan Asia Pacific ICT Awards 2006 for recognition of the early success of the innovative IPSTAR service. The Company's teleport center in Lad Lum Kaew, Pathumthani province, was also ranked one of the top ten best teleports in the world by the World Teleport Association (WTA). These recognitions and awards have helped propelled Shin Satellite to be recognized as one of the most innovative and fasting growing satellite companies in the world.

Moving fast with IPSTAR

2006 saw continuous expansion of the IPSTAR services across Asia-Pacific, especially in Australia, New Zealand and Thailand, where IPSTAR has gained significant market share of the broadband satellite market. Shin Satellite also completed the construction of four additional IPSTAR gateways in 2006; three in China, and one in Cambodia. The three Chinese gateways, in Beijing, Shanghai and Guangzhou, have already commenced services providing nationwide coverage over our biggest market, China. At present, IPSTAR service is available in seven countries namely: Australia, Cambodia, China, Myanmar, New Zealand, Thailand and Vietnam. We plan to install additional IPSTAR gateways in 2007 and thus expand our services to reach more countries within Asia-Pacific.

Moving first with Thaicom 5

On May 27, 2006, Thaicom 5 was successfully launched into orbit at 78.5 degrees East to replace the Thaicom 3 satellite. In August 2006, we successfully migrated all customers from Thaicom 3 to Thaicom 5. Later in the year, we also deorbited the Thaicom 3 satellite as the satellite experienced a power loss to such an extent that it could not provide further service. There were no customers on the satellite at that time. With the new Thaicom 5 satellite, the Company plans to expand its broadcasting services throughout the Asian region and to introduce the High Definition Television (HDTV) platform as Asia starts to adopt this future trend in television.

Moving ahead in the Telephony Sector

In 2006, both Cambodia Shinawatra (CamShin), a wholly-owned subsidiary, and Lao Telecommunications (LTC), a joint-venture with the government of the Lao P.D.R., saw strong positive growths in its mobile and fixed lined services as both markets continue the grow abated. We foresee very positive outlook in these markets and, in 2007, plan to launch the new Third Generation GSM (3G) services in both markets. This latest platform will provide our subsidiaries with cutting-edge voice and data services.

Financial Performance

In 2006, Shin Satellite had revenue earnings from sales and services of Baht 6,846 million, or a 22.5% increase from 2005. Revenues from the satellite business increased by 23.8%, mainly due to the increase of IPSTAR user terminal sales, which doubled from the previous year (39,929 units sold in 2006 compared to 17,992 units sold in 2005). The increase in revenues of IPSTAR were also as a result of the success in deploying IPSTAR in Australia through the Australian government's Broadband Connect Program and the use of IPSTAR system to enhance and supplement of the existing telephone line network in Thailand. Revenues from the telephone businesses in Cambodia and Lao increased by 20.2%; compared to 2005. Both CamShin and LTC demonstrated strong growth in 2006 due to their mobile subscriber expansion. As a result of their performance in 2006, LTC paid a dividend to the shareholders of USD 8 million, while CSL paid Baht 0.74 per share.

Even though Shin Satellite is facing many obstacles and challenges in 2007, our management team and staff are strongly committed to provide world class satellite services and are unwavered in its quest to become a global player in the broadband satellite industry. I would like to sincerely thank you, our shareholders, customers, partners, and staff, for believing in our vision and in the future of the Company.

Paron Israsena
Chairman of the Board

Report of the Audit Committee

Dear Shareholders of Shin Satellite Plc.

The Audit Committee established by a resolution from the Board of Directors was composed of three independent directors. Professor Hiran Radeesri was appointed as the chairman on March 20, 2001. Mrs. Charintorn Vongpootorn was appointed as committee member on December 8, 1999. Ms. Paengpanor Boonkhum was appointed as committee member on January 24, 2006. Mr. Sivaraks Phinicharomana, the Vice President - Internal Auditing of Shin Satellite was the secretary to Audit Committee.

In 2006, the Audit Committee met 13 times to consider the following issues.

1. Reviewed quarterly and yearly financial statements before proceeding to the Board of Directors to insure conformity with generally accepted accounting principles as well as disclosure properly of related parties and connected transactions including transactions that might have conflict of interests in nature.

2. Reviewed internal control systems and followed up corrective actions through the Office of Internal Auditing and found that management had taken action in accordance with audit recommendations. Thus, the Audit Committee could assure that the Company had sufficient internal control systems.

3. Reviewed the result of risk management from Risk Management Committee and it was confirmed that the process was sufficient and improved continuously.

4. Reviewed whether the Company had followed the best practices of corporate governance issued by the Stock Exchange of Thailand, and complied with other official rules and regulations.

5. Reviewed and provided opinions on connected transactions and those that might have conflict of interests with regarded to its correctness and adequate disclosure.

6. Reviewed auditor independence and recommended annual appointment and compensation.

7. The Audit Committee had conducted self-evaluation on their performance for the year 2006. They were satisfied with the result and reported it to the Board of Directors.

The Audit Committee had unlimited access to the Company information. They could request advice and discussed matters with management, internal and external auditor and outside consultant without restriction. The Audit Committee had the opinion that the internal control systems of the Company were sufficient for the operation systems that had been evaluated in term of its effectiveness. Besides, the Company had continuous development on the good corporate governance as well.

In 2006, the Audit Committee had satisfied with result of independent evaluation on the external auditor and recommended the Board of Directors to appoint Mr. Suchart Luengsuraswat, Certified Public Accountant No. 2807 as a successor of Mr. Prasan Chuaphanich, Certified Public Account No. 3051, who completed his 5 years term as the Company's auditor or Mr. Prasit Yuengsrikul, Certified Public Accountant No. 4174 or Ms. Nangnoi Charoenthaveesub, Certified Public Accountant No 3044 and Mrs. Suwannee Puripunyo, Certified Public Accountant No. 3371 from PricewaterhouseCoopers ABAS Ltd., to be the company's auditors for 2007. The appointment has been preceded to the shareholders' meeting for approval.

(Prof. Hiran Radeesri)
Chairman of the Audit Committee
19 February 2007

Management Team





Dr. Dumrong Kasemset

Chairman of the Executive Committee - Satellite and International

Dr. Nongluck Phinainitisart

President









Mr. Paiboon Panuwattanawong

Managing Director - IPSTAR

Mr. Yongsit Rojsrivichaikul

Executive Vice President - Marketing and Sales

Mr. Atip Rittaporn

Managing Director - International



Mr. Kamonmit Vudhijumnonk

Vice President - Legal



Mr. Tanadit Charoenchan

Vice President - Finance & Accounting



Mr. Makin Petplai

Vice President - Sales/ Thailand,
Indo-China and China Territory









Mr. Pradeep Unni

Vice President - International Sales

Mr. Teerayuth Boonchote

Vice President - IPSTAR Operations

Mr. Sivaraks Phinicharomna

Vice President - Internal Audit



Mr. Theerawat Kusalanggoorawat

Vice President - Management Information System



Mr. Pramook Chaiwongwutthikul

Vice President - Satellite Engineering and Operation



Mr. Somnuk Reantragoon

Vice President - Human Resources

DIRECTORS AND MANAGEMENT TEAM

(AS OF 23 MARCH 2007)

Name	Age	Title	Percentage of Shareholding * (31/12/2006)	Relationship with Management	Highest Education
Mr. Paron Israsena	79	Chairman of the Board of Directors	None	None	Master of Engineering (SM-ME), Massachusetts Institute of Technology, U.S.A
Professor Hiran Radeesri	77	Independent Director and Chairman of the Audit Committee	None	None	Honorary Doctorate Degree in Accounting, Thammasat University

** Includes holding by spouse and minor children*

Governance Training of IOD		Experience	Illegal Record in past 10 years
ole of The Compensation Committee 2006	Present	Director and Member of the Audit Committee, The Siam Cement Plc.	None
		Chairman of the Board of Directors, Shin Satellite Plc.	
The Characteristics of Effective Directors 2006		Chairman of the Board of Directors, Seamico Securities Plc.	
		Director and Chairman of the Audit Committee, Sammakorn Plc.	
Improving the Quality of Financial Reporting 2006		Director and Member of the Audit Committee, Padaeng Industry Plc.	
		Director, The National Science and Technology Development Board	
AP : Directors Accreditation Program Class 4/2003		Chairman of the Audit Committee, The Thai Red Cross Society	
		Director, Chiang Mai University Council	
he Board's Role in Setting Effective Compensation Policy 2001	Past	President and Chief Executive Officer, The Siam Cement Plc.	
		Director, Shin Corporation Plc.	
		Chairman, The Federation of Thai Industries	
		Chairman, Committee on Economic and Industry of the Senate	
CP : Directors Certification Program Class 2000	Present	Independent Director and Chairman of the Audit Committee, Easy Buy Plc.	None
		Independent Director and Chairman of the Audit Committee, Navakit Insurance Plc.	
		Independent Director and Chairman of the Audit Committee, Shin Satellite Plc.	
		Independent Director and Chairman of the Audit Committee, Dusit Thani Plc.	
		Chairman-Thai Institute of Directors Association	
		Advisory Chairman-Corporate Governance Centre, The Stock Exchange of Thailand	
		Chairman - Tax Auditor Examination Committee, Revenue Department	
		Academic Member, Accounting Profession Supervision Council	
		Member, Thammasat University Executive Council	
	Past	Chairman, PriceWaterhouse Co., Ltd.	
		Governor, The Stock Exchange of Thailand	
		Chairman of the Audit Committee, The Stock Exchange of Thailand	
		Director, Thailand Securities Depository Co., Ltd.	
		Governor, State Railway of Thailand	
		Chairman of the Board of Directors, Mass Rapid Transit Authority of Thailand	

Name	Age	Title	Percentage of Shareholding * (31/12/2006)	Relationship with Management	Highest Education
Mrs. Charintorn Vongspootorn	60	Independent Director and Member of the Audit Committee	None	None	Master of Business Administration, Creighton University, U.S.A.
Ms. Peangpanor Boonklum *(Appointed to be Independent Director and Member of the Audit Committee as of January 24, 2006 in substitution of Mrs. Nilaya Malakul Na Ayudhaya)*	40	Independent Director and Member of the Audit Committee	None	None	LL.M., Columbia University School of Law, New York, U.S.A. LL.M. (Business Law), Chulalongkorn University
Mr. Kraisorn Pornsutee	58	Director	None	None	Master of Electrical Engineering, Georgia Institute of Technology, U.S.A.

** Includes holding by spouse and minor children*

Governance Training of IOD	Experience		Illegal Record in past 10 years
DCP Refresher Course 1/2005	2005 - Present	Directors, RGC Collections Co., Ltd.	None
ACP : Audit Committee Program Class 1/2004	1999 - Present	Independent Director and Member of the Audit Committee, Shin Satellite Plc.	
DCP : Directors Certification Program Class 8/2001	2001 - 2002	Independent Director and Member of the Audit Committee, Advanced Info Service Plc.	
	1997 - 1999	Director, Thai Equity Fund Senior Executive Vice President, MFC	
DCP : Director Certification Program Class 7/2001	2006 - Present	Independent Director and Member of the Audit Committee, Shin Satellite Plc.	None
	1999 - Present	Partner, White & Case (Thailand) Limited	
	2003 - 2006	Director, White & Case (Thailand) Limited	
	1994 - 1998	Associate, White & Case (Thailand) Limited	
	1990 - 1994	Associate, Baker & McKenzie Ltd.	
	1986 - 1990	Associate, Corporate and Tax Division, Peat Marwick Suthee (now,KPMG) and Coopers & Lybrand (now, PricewaterhouseCoopers)	
DCP : Directors Certification Program Class 41/2004	2005 - Present	Director, Shin Satellite Plc.	None
	2004 - Present	Permanent Secretary, Ministry of Information and Communication Technology	
	2002 - 2004	Deputy Permanent Secretary, Ministry of Information and Communication Technology	
	2000 - 2002	Deputy Permanent Secretary, Ministry of Transport and Communications	
	1997 - 2000	Senior Communications Advisor, Office of Permanent Secretary, Ministry of Transport and Communications	
	1989 - 1997	Deputy Director General, Meteorological Department	
	1988 - 1989	Inspector General, Ministry of Transport	
	1982 - 1988	Director, Office of Frequency Management, Post and Telegraph Department	
	1979 - 1981	Chief, Office of Frequency Management, Post and Telegraph Department	
	1972 - 1978	Engineer, Office of Frequency Management Post and Telegraph	

Name	Age	Title	Percentage of Shareholding * (31/12/2006)	Relationship with Management	Highest Education
Mr. Boonklee Plangsiri Authorized Director	55	Director	0.0000%	None	Master of Computer Engineering, University of Illinois at Urbana Champaign, U.S.A.
Dr. Dumrong Kasemset Authorized Director	52	Director and Chairman of the Executive Committee	0.6743%	None	Doctorate Degree in Electrical Engineering, Massachusetts Institute of Technology, U.S.A.

** Includes holding by spouse and minor children*

overnance Training of IOD	Experience	Illegal Record in past 10 years
P : Directors Accreditation Program Class 40/2005	1999 - Present Chairman of the Group Executive Committee, Shin Corporation Plc. 1997 - Present Director of Shin Corporation Plc., Advanced Info Service Plc., and Shin Satellite Plc. 2004 - Feb 2007 Chairman of the Board of Directors, CS Loxlnfo Plc. 2001 - Feb 2007 Chairman of the Board of Directors, ITV Plc. 2001 - 2002 Chairman of the Executive Committee, ITV Plc. 1997 - 2000 Member of the Executive Commmittee of Shin Corporation Plc., Advanced Info Service Plc., and Shin Satellite Plc. 1995 - 1996 Vice Chairman of the Executive Committee (Operation), Shinawatra Group 1993 - 1994 President Shinawatra Group	None
P : Directors Accreditation Program Class 2/2003	2004 - Present Director and Chairman of the Executive Committee, CS Loxlnfo Plc. 2000 - Present Member of the Executive Committee, Advanced Info Service Plc. Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc. 1999 - Present Director and Member of the Executive Committee, Shin Satellite Plc. 1997 - Present Chairman of the Executive Committee, Satellite and International Business 2004 - Feb 2007 Director and Member of the Executive Committee, ITV Plc. 1994 - 2000 President, Shinawatra Satellite Plc. 1995 - 1997 Vice Chairman of the Executive Committee, Policy, Shinawatra Group 1993 - 1994 Executive Vice President, IBC Cable TV 1991 - 1992 Group General Manager, IBC Cable TV Senior Manager - Business Development, Shinawatra Group 1989 - 1991 Program Manager Integrated Optoelectronics, GE Aerospace, New York, U.S.A. 1986 - 1989 Manager, Ga As IC Materials, Microwave Semiconductor Co., Ltd., Siemens Group, New Jersey, U.S.A.	None

Name	Age	Title	Percentage of Shareholding * (31/12/2006)	Relationship with Management	Highest Education
Mr. Somprasong Boonyachai *(Appointed to be Director as of August 11, 2006 in substitution of Dr. Nongluck Phinainitisart)*	51	Director and Member of the Executive Committee	0.0000%	None	Master of Engineering, Asian Institute of Technology (AIT)
Mrs. Siripen Sitasuwan Authorized Director	58	Director and Member of the Executive Committee	None	None	Master of Business Administration, Wichita State University, Wichita, Kansas, U.S.A.

* *Includes holding by spouse and minor children*

overnance Training of IOD	Experience	Illegal Record in past 10 years
:P : Directors Certification Program Class 65/2005 .P : Directors Accreditation Program Class 30/2004	2006 - Present Director, Shin Satellite Plc. 2004 - Present Director, Praram 9 Hospital Co., Ltd. 2000 - Present Member of the Exective Committee, Shin Satellite Plc. Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc. 1999 - Present Director and Chairman of the Executive Committee - Wireless Communications Business, Advanced Info Service Plc. 1997 - Present Independent Director, Power Line Engineering Plc. 2004 - Feb 2007 Member of the Executive Committee, CS LoxInfo Plc. Director and Member of the Executive Committee, ITV Plc. 1997 - 1998 Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group 1995 - 1996 Senior President, Advanced Info Service Plc. 1994 - 1995 President, Advanced Info Service Plc. 1993 - 1994 President, Shin Satellite Plc. 1993 - 1993 President, Advanced Info Service Plc. 1992 - 1993 Executive Vice President (Operation 4), Shinawatra Group	None
:P : Directors Certification Program Class 33/2003	2000 - Present Member of the Audit Committee, Thanachart Capital Plc. President and Group Chief Finance Officer, Shin Corporation Plc. 1998 - Present Director and Member of the Executive Committee, Shin Corporation Plc., Advanced Info Service Plc., and Shin Satellite Plc. 2004 - Feb 2007 Director and Member of the Executive Committee, CS LoxInfo Plc. 2001 - Feb 2007 Director and Member of the Executive Committee, ITV Plc. 1998 - 2000 Chief Finance Officer, Shin Corporation Plc. 1994 - 1998 Executive Vice President - Finance, Shinawatra Group 1991 - 1993 Vice President - Finance, Shinawatra Group	None

Name	Age	Title	Percentage of Shareholding* (31/12/2006)	Relationship with Management	Highest Education
Dr. Nongluck Phinainitisart *(Resigned as Director in August 11, 2006, and resigned as Member of the Executive Committee in September 15, 2006. Her position as a President at Shin Satellite Plc. is still remained.)*	47	President	0.0063%	None	Doctorate Degree in Electrical Engineering, Chulalongkorn University
Mr. Paiboon Panuwattanawong	46	Managing Director-IPSTAR	0.0206%	None	Master of Engineering, Carnegie Mellon University, Pittsburgh, U.S.A.
Mr. Yongsit Rojsrivichaikul	42	Executive Vice President - Marketing & Sales	None	None	Master of Business Administration, California State University, U.S.A.
Mr. Atip Rittaporn	49	Managing Director - International Business	None	None	Master of Business Administration, Kasetsart University

** Includes holding by spouse and minor children*

Governance Training of IOD	Experience		Illegal Record in past 10 years
CP : Directors Certification Program Class 71/2006	2000 - Present	President, Shin Satellite Plc.	None
	2000 - 2006	Member of the Executive Committee, Shin Satellite Plc.	
AP : Directors Accreditation Program Class 4/2003	1995 - 2006	Director, Shin Satellite Plc.	
	1999 - 2000	Executive Vice President, Shin Satellite Plc.	
	1995 - 1998	Vice President, Shin Satellite Plc.	
	1991 - 1995	General Manager, Shin Satellite Plc.	
	1982 - 1991	Telecommunications Engineer Planning, Post and Telegraph Department	
	1986 - 1987	Telecommunication Engineer, Operations Division, International Telecommunication Satellite Organization (INTELSAT), Washington D.C., U.S.A.	
None	2000 - Present	Vice President - Advanced Satellite Systems, Shin Satellite Plc.	None
	2000 - 2000	Vice President - Product Engineering, Shin Satellite P.c.	
	1997 - 2000	Assistant Vice President-Product Engineering, Shin Satellite Plc.	
	1995 - 1997	Senior Manager, Shin Satellite Plc.	
	1995 - 1996	General Manager, Shin Satellite Plc.	
None	Mar 2007 - Present	Director and Member of the Executive Committee, CS Loxinfo Plc.	None
	2004 - Present	Executive Vice President - Marketing & Sales, Shin Satellite Plc.	
	1991- 2004	Vice President - Marketing, Shin Satellite Plc.	
		Vice President - Marketing & Sales, Shin Satellite Plc.	
		Vice President - International Sales, Shin Satellite Plc.	
		Assistant Vice President - Marketing & Sales, Shin Satellite Plc.	
		Assistant Vice President - International Sales, Shin Satellite Plc.	
		Marketing & Sales-Manager, Shin Satellite Plc.	
		Business Development - Manager, Shin Corporation Plc.	
None	2006 - Present	Managing Director - International Business, Shin Satellite Plc.	None
	2002 - 2005	Senior Vice President, Shin Satellite Plc.	
	1999 - 2001	President, Lao Telecommunications Co., Ltd.	
	1996 - 1999	Vice President, Shinawatra International Co., Ltd.	
	1996 - 1998	Managing Director, Fascel Co., Ltd.	
	1994 - 1996	President, Microwave Communication Co., Ltd.	
	1993 - 1994	General Manager, Cambodia Shinawatra Co., Ltd.	

Name	Age	Title	Percentage of Shareholding * (31/12/2006)	Relationship with Management	Highest Education
Mr. Kamonmit Vudhijumnonk	55	Vice President - Legal	0.0052%	None	LL.M,, University of London LL.M., Magna Cum Laude, University of Brussels
Mr. Tanadit Charoenchan	39	Vice President - Finance & Accounting	None	None	Master of Business Administration, Sloan School of Management, Massachusetts Institute of Technology Master of Science (Computer), Chulalongkorn University
Mr. Makin Petplai	38	Vice President - Sales Thailand, Indochina and China	None	None	Bachelor of Engineering (Computer), Kasetsart University

** Includes holding by spouse and minor children*

Governance Training of IOD	Experience		Illegal Record in past 10 years
None	2002 - Present	Vice President - Legal, Shin Satellite Plc.	None
	1999 - 2001	Assistant Vice President - Legal, Shin Satellite Plc.	
	1995 - 1998	Assistant Vice President - Legal, Shinawatra Computer & Communication Plc.	
	1994 - 1995	Lawyer, Couderts Brothers, Bangkok Office	
	1993 - 1994	Lawyer, Baker & McKenzie, Bangkok Office	
	1978 - 1993	Legal Officer, Office of the Juridical Council Association (Office of the Council of State)	
None	Feb 2007 - Present	Director and Member of the Executive Committee, CS LoxInfo Plc.	None
	2004 - Present	Acting General Manager, Shin Broadband Internet (Thailand) Co., Ltd.	
	2002 - Present	Vice President - Finance and Accounting, Shin Satellite Plc.	
	2000 - 2001	Assistant Vice President - Finance and Accounting, Shin Satellite Plc.	
	1995 - 1999	Department Manager - Finance and Accounting, Shin Satellite Plc.	
	1992 - 1995	Accounting Manager, IBC Plc.	
	1989 - 1992	Senior Auditor, SGV Na - Thalang & Co., Ltd.	
None	2004 - Present	Vice President - Sales Thailand, Indochina and China, Shin Satellite Plc.	None
	2003 - 2004	Assistant Vice President - Sales Thailand, Indochina and China, Shin Satellite Plc.	
	2002 - 2003	Assistant Vice President - Product Marketing, Shin Satellite Plc.	
	2001 - 2002	Department Manager - Sales Thailand and Indochina, Shin Satellite Plc.	
	2000 - 2001	Department Manager - Sales Indochina, Shin Satellite Plc.	
	1997 - 2000	Department Manager - Sales Thailand, Shin Satellite Plc.	
	1993 - 1997	Supervisor - Sales & Marketing, Shin Satellite Plc.	
	1991 - 1993	Supervisor - Sales & Marketing, Jasmine International Co., Ltd.	

Name	Age	Title	Percentage of Shareholding* (31/12/2006)	Relationship with Management	Highest Education
Mr. Pradeep Unni	37	Vice President - Sales Asia, Eastern Europe and America	None	None	Master of Business Administration, Griffith University, Australia
Mr. Teerayuth Boonchote	42	Vice President - IPSTAR Operations	0.0001%	None	Master of Business Administration, SASIN Master of Engineering (Electronics), Chulalongkorn University
Mr. Sivaraks Phinicharomna	55	Vice President - Internal Audit	None	None	Master of Arts in Public Administration (MAPA), Minnesota State University, U.S.A.

** Includes holding by spouse and minor children*

overnance Training of IOD	Experience		Illegal Record in past 10 years
None	2004 - Present	Vice President - Sales Asia, Eastern Europe and America Territory, Shin Satellite Plc.	None
	2004 - 2004	Vice President - Sales India and Middle East, Shin Satellite Plc.	
	2003 - 2004	Assistant Vice President Sales India and Middle East, Shin Satellite Plc.	
	2000 - 2003	Department Manager - Sales India, Shin Satellite Plc.	
	1996 - 2000	Sales Manager - India, Shin Satellite Plc.	
	1992 - 1996	Sales Manager, Navex Consultants (P) Limited, India	
None	2004 - Present	Vice President IPSTAR Operations, Shin Satellite Plc.	None
	1997 - 2004	Assistant Vice President - IPSTAR Terminal & Project Implementation, Shin Satellite Plc.	
	1994 - 1996	Direct Broadcasting Manager, Shin Satellite Plc.	
	1993 - 1994	Video System Manager, Shin Satellite Plc.	
	1992 - 1992	Senior Engineer System Department, Shin Satellite Plc.	
P : Directors Certification Program Class 44/2004	2004 - Present	Independent Director and Member of the Audit Committee, Prinsiri Plc. Vice President - Internal Audit, Shin Satellite Plc.	None
P : Directors Accreditation Program Class 14/2004	2001 - 2004	Assistant Vice President, Shin Satellite Plc.	
	2000 - 2001	Deputy Chief Finance Officer, Digital Phone Co., Ltd.	
	1999 - 2000	Assistant Vice President-Internal Audit, Shin Satellite Plc.	
	1996 - 1998	Assistant Vice President-Finance and Account, Shinawatra International Plc.	
	1994 - 1996	Vice President - Internal Audit (System Development), STA Group Plc.	
	1988 - 1994	Regional Controller Los Angeles, Borg-Warner Plc., California, U.S.A.	

Name	Age	Title	Percentage of Shareholding* (31/12/2006)	Relationship with Management	Highest Education
Mr. Theerawat Kusalanggoorawat	48	Vice President - Management Information System	0.0049%	None	Master of Science in Applied Statistics, NIDA
Mr. Pramook Chaiwongwutthikul *(Appointed to be Vice President - Satellite Engineering and Operation in July 1, 2006)*	45	Vice President - Satellite Engineering & Operation	0.0003%	None	Bachelor of Science in Electrical Engineering, The Ohio State University, U.S.A.
Mr. Somnuk Reantrakoon *(Appointed to be Vice President - Human Resources in September 15, 2006)*	47	Vice President - Human Resources	None	None	Master of Public Administration, University of Southern California, U.S.A.

* *Includes holding by spouse and minor children*

;overnance Training of IOD	Experience		Illegal Record in past 10 years
None	2004 - Present	Vice President - Management Information System, Shin Sattellite Plc.	None
	1999 - 2004	Assistant Vice President - Management Information System, Shin Sattellite Plc.	
	1991 - 1998	Assistant Vice President - Management Information System, Shin Corporation Plc.	
	1990 - 1991	Software Development Manager, P.G.S. Construction Co., Ltd.	
	1984 - 1990	System Analyst and Project Leader, Police Information System Center	
	1982 - 1984	System Analyst, S.P. International Co., Ltd.	
None	2006 - Present	Vice President - Satellite Engineering and Operation, Shin Satellite Plc.	None
	2001 - 2006	Assistant Vice President - Space Operation, Shin Satellite Plc.	
	1997 2001	Department Manager - Communication Engineering, Shin Satellite Plc.	
None	2006 - Present	Vice President - Human Resources, Shin Satellite Plc.	None
	2004 - 2006	Senior Consultant, Business Management Co., Ltd.	
	2001 - 2004	Head of Compensation & Benefits, TA Orange Co., Ltd.	
	2000 - 2001	Human Resources Director, Betagro Agro - Group Plc.	
	1996 - 2000	Human Resources Manager, DHL International Thailand Ltd.	
	1994 - 1996	Director of Human Resources Programs, Read - Rite (Thailand) Co., Ltd.	
	1992 - 1994	Director of Compensation & Benefits/HRIS, Seagate Technology (Thailand) Ltd.	
	1988 - 1992	Personnel Manager, Unocal Thailand Ltd.	
	1987 - 1988	Recruitment & Remuneration Manager, AT&T Microelectronics (Thai) Co., Ltd.	
	1985 - 1987	Senior Compensation & Benefits Specialist, Data General Thailand Ltd.	

INVESTMENT STRUCTURE OF SHIN CORPORATION GROUP

As of February 2, 2007



Shin Corporation Plc. 1), 2)
Digital Phone Co., Ltd.
98.55%
Advanced Contact Center Co., Ltd.
99.99%
Data Line Thai Co., Ltd.
65.00%
Advanced MPay Co., Ltd.
69.99%
Advanced Magic Card Co., Ltd.
99.99%
AIS Wireless Communication Network Co., Ltd.
99.93%
AIS Wire Network Co., Ltd.
99.93%
AIS International Network Co., Ltd.
99.99%
Teleinfo Media Plc.
99.99%
Loxley Information Services Co., Ltd.
AD Venture Co., Ltd. 1)
99.99%
Shineedotcom Co., Ltd.
70.00%
Lao Telecommunications Co., Ltd.
IPSTAR Co., Ltd.
IPSTAR Australia Pty Ltd.
100%
IPSTAR New Zealand Ltd.
100%
IPSTAR DO BRASIL 3)
100%
Star Nucleus Co., Ltd.
70.00%
Spacecode LLC
70.00%
IPSTAR International Pte. Ltd.
100%
IPSTAR Global Services Ltd.
100%


1) Holding Company
2) Listed Company on the Stock Exchange of Thailand
3) On process of set up and register the Company


MOVING... BEYOND
BOUNDARIES.

General Background and Major Developments

Satellite Concession



The Company was founded on November 7, 1991 by Shin Corporation Plc. ("Shin"), which was granted a 30-year Build-Transfer-Operate concession from the Ministry of Transport and Communications (currently transferred to the Ministry of Information and Communication Technology - the "MICT") to operate the national satellite project. The concession expires in 2021. The Company has the right to build, launch and operate the Thaicom satellite project throughout the concession period. Under the concession, the Company is required to pay the Ministry of Information and Communication Technology an agreed percentage of the Company's annual gross revenue earned from the transponder business, or a minimum remuneration, whichever is higher. Moreover, the Company must transfer to MICT the ownership of the satellites, satellite control station (Telemetry, Tracking, Command & Monitoring - TTC&M), and all related operational equipment once the construction and installations are complete.

His Majesty the King Bhumibol Adulyadej has officially given a name to the satellites of this project, "Thaicom," as a symbol of the linkage between Thailand and modern communications technology.

Moreover, the Company expanded to internet and telephone businesses in 1997 and 2000 respectively.

The Company became a listed company on the Stock Exchange of Thailand on January 18, 1994 under the tigger name "SATTEL". As of December 31, 2006, Shin Corporation Plc., which is the Company's major shareholder, holds 41.32% of shares in the Company.

Progress and Major Developments during the Past Five Years

2002

November The Company signed loan guarantee facilities for the IPSTAR project with the Export-Import Bank of the United States and with Compagnie Francaise d'Assurance pour la Commerce Exterieur de France (COFACE), and signed a syndicated commercial bank facility for US$ 389.3 million.

December At a CSC extraordinary shareholders' meeting, a resolution was passed to approve the registration of the new official company name of C.S. Communication Co., Ltd., to "CS LoxInfo Company Limited" ("CSL"). The new official company name was registered with the Ministry of Commerce on January 29, 2003.

2003

March CSL merged its internet service business with Loxley Information Services Co., Ltd. ("Loxserve"), which provides LoxInfo Internet services, under a 10 year concession (to expire in 2006) from CAT. SBI holds 94.19% of the shares.

CSL issued additional ordinary shares to increase authorized share capital, following the shareholders' resolution passed at the extraordinary meeting in December 2002. As a result, SBI's percentage of shareholding in CSL decreased from 98.07% to 50.02%.

Shin Broadband Internet (Thailand) Co., Ltd. (SBI) purchased 39.99 million shares of C.S. Satellite Phone Co., Ltd., ("CSP") from CSL, allowing SBI to own 80% of CSP shares.

December CSP has now registered its dissolution.

2004

April CSL initially offered additional ordinary shares to the public (IPO) and became a listed company on the Stock Exchange of Thailand on April 8, 2004.

May On May 17, 2004, the Company changed the par value per share from ten (10) Baht to five (5) Baht.

October On October 27, 2004, Shin Corporation Plc. and the Ministry of Information and Communication Technology amended the concession contract regarding the proportion of shareholding in the Company by Shin Corporation Plc., from a previous minimum of 51% to a current minimum of 40%.

2005

March At a CSC extraordinary shareholders' meeting, a resolution was passed to approve CSP's liquidation. After the liquidation, CSP had Baht 103,827,823 cash on hand. The money was divided and paid back to shareholders at 2.07 Baht/ share. On March 25, 2005, the registration of CSP's dissolution was approved by the Ministry of Commerce. On March 31, 2005, CSP paid Baht 83 million back to the group and Baht 21 million to other CSP shareholders, meaning that the liquidation of CSP was complete according to the Civil and Commercial Code.

June The Company successfully raised more than Baht 3,182 million from a public offering of 208 million new shares to institutional and retail investors. The Company offered the new shares at Baht 15.30 per share. Institutional investors were allocated 110 million shares with 98 million shares for retail investors. After the PO process, SATTEL increased its paid-up capital from Baht 4,387 million to Baht 5,427 million. The total number of ordinary shares offered to the public accounted for 19% of the new amount of total paid up capital.

July Shenington increased its registered capital, with 2,200,000 shares at USD 1 per share, or 2.2 million USD paid by shareholders. CamShin now has 19.2 million USD of registered and paid up capital.

August Thaicom 4 (IPSTAR), the world's largest broadband satellite and the first broadband satellite in Asia Pacific, was launched successfully from the Spaceport at Kourou, French Guiana, in South America.

October-November Six of the IPSTAR's second generation gateways in Thailand, Vietnam, Australia, New Zealand and Myanmar were officially opened.

December The Company announced it would commence the service of Thaicom 4 (IPSTAR) for TOT Public Company Limited (TOT), which is the National Service Operator for IPSTAR in Thailand.

2006

April Reached an agreement with China Satellite Communications Corporation (China Satcom) to cooperate in launching IPSTAR broadband services in China.

May Successfully launched the Thaicom 5 satellite. Thaicom 5 has a global beam footprint covering Asia, Australia, Europe and Africa. Thaicom 5 is mainly used for broadcasting services such as Direct-to-Home (DTH) and High Definition Television (HDTV), and other telecommunication services.

May Inaugurated the IPSTAR Gateway in Beijing, China. Beijing gateway, the first true broadband satellite gateway in the country is able to provide services to the northern part of China.

October Deorbited the Thaicom 3 Satellite from 50.5 Degrees east as the satellite experienced a power loss to such an extent that it could not provide further service. The deorbit of the Thaicom 3 Satellite, however, has no adverse effect on the customers because the Company has transferred all of Thaicom 3's customers to the Thaicom 5 Satellite since July 2006.

December Completed the construction of the other two IPSTAR China gateways in Shanghai and Guangzhou after the first gateway in Beijing was inaugurated in May 2006. With the completion of these three gateways, IPSTAR service is available nationwide in China.


MOVING... CONTINUOUSLY
TO ENRICH THE CUSTOMER'S EXPERIENCE.

Business Overview



Shin Satellite Public Company Limited operates four types of businesses - satellite transponder leasing and related services, internet-related services, telephone-related services, and telephone directories and distribution. Investment in all these businesses is considered long-term. The investment decision is based mainly on the fundamentals of the business to be invested, including future business trends. Moreover, the Company's investment policy is to be the major shareholder in its investments (whenever possible). The aim is to have overall management authority and to set the business direction of its subsidiaries and associated companies.

Income Structure of 2006



1.0%
1.5%
0.9%
Internet
Other revenue
Share of net results from investment - equity method
21.2%
Gain from foreign exchange
26.8%
Telephone
48.6%
Satellite

Satellite Transponder Leasing and Related Services

Shin Satellite has a 30-year concession from the Ministry of Information and Communication Technology ("MICT"), expiring in 2021, to operate the national satellite communications project. Currently, the Company operates four satellites including Thaicom 1A, Thaicom 2, Thaicom 4 (IPSTAR), and Thaicom 5. The Thaicom 3 satellite was deorbited in October 2006 as the satellite experienced a power loss to such an extent that it could not provide further service.

Thaicom 1A, 2, and 5 are termed "conventional" satellites, providing broadcasting and telecommunications services over a wide coverage area stretching from Europe to Australia. These satellites are used for free-to-air television broadcasting, Direct-to-Home (DTH)

broadcasting, and telecommunication services. The new satellite, Thaicom 5, was launched on May 27, 2006. The Company offers High Definition Television broadcasting (HDTV) via the Thaicom 5 platform.

Thaicom 4 (IPSTAR) offers a variety of the high-speed broadband satellite solutions via Internet Protocol (IP) network throughout the Asia Pacific Region. Such services include voice, data, and video applications for corporate and consumers at affordable prices.

Shin Satellite founded a number of subsidiaries to provide satellite and related services. IPSTAR Company Limited ("IPSTAR CO") was set up to operate and distribute IPSTAR satellite transponders leases. IPSTAR International Pte., Ltd. and IPSTAR Global Services Ltd. were formed to provide Thaicom 4 (IPSTAR) Satellite bandwidth. These two companies have yet not operated. Spacecode LLC ("Spacecode") provides engineering, telecommunication technology and electronic services. IPSTAR Australia Pty Limited ("IPA") was formed to provide broadband satellite services in Australia. IPSTAR New Zealand Limited ("IPNZ") was formed to provide broadband satellite services in New Zealand. Star Nucleus Co., Ltd. ("STAR") was formed to provide broadband technology compatible with the Thaicom 4 (IPSTAR) satellite. Currently, "STAR" has not yet registered its share capital or started operation.

Internet-Related Services

Shin Satellite provides internet-related businesses through five of its subsidiaries/associated companies/joint venture companies including CS LoxInfo Public Company Limited ("CSL"), with a concession from the Communications Authority of Thailand ("CAT") granting it the exclusive license to provide television transponder services via satellite and internet via satellite for 22 years, expiring in 2016. In 1997, CSL was granted other the license from CAT to provide commercial Internet access with ground and satellite networks under the brand name, "CS Internet", for 10 years, expired in 2007. At present, CSL has been awarded the "Internet License Type One", for one year from the National Telecommunication Commission (or NTC) expiring in September 2007 (after the first Issued Internet License Type One had already expired in September 2006). At the time of the expiring date, this License will be immediately renewal by NTC, unless the Licensee commits a serious or material breach of the conditions of the License. CS LoxInfo listed on the Stock Exchange of Thailand in April, 2004.

In addition, CSL acquired 99.99% of AD Venture Company Limited (ADV), a holding company which owned 70% in Shineedotcom Co., Ltd. (SHINEE) to strengthen its online offerings with mobile data and content services (news and entertainment programs) and to develop the Internet programs.

Shin Satellite provides internet application development and content services for broadband networks through Shin Broadband Internet (Thailand) Company Limited ("SBI"), a wholly-owned subsidiary.

The Company provides internet services in Lao P.D.R. through a joint venture company, Lao Telecommunications Company Limited ("LTC") and in Cambodia through Cambodia Shinawatra Company Limited ("CamShin"), a wholly-owned subsidiary.

Telephone-Related Services

Shin Satellite is a provider of telephone-related services through an investment in Shenington Investments Pte Ltd. ("Shenington"), which is a holding company. Its main objective is to invest in international telecommunications. Currently, the Company has invested in two companies.

- **Lao Telecommunications Company Limited ("LTC")** is a joint venture owned by Shenington (49%) and the Government of Lao PDR (51%). It has a 25-year license, expiring in 2021, to operate fixed line telephone, cellular phone, international calling service, and internet service.

Telephone and related services provided by LTC include :

- Mobile Telephone Digital GSM 900/ 1800 MHz.
- Fixed Line Telephone through the Public Switched Telephone Network (PSTN)
- Fixed wireless Telephone CDMA 2000 1X 450 MHz
- International Telecom Services (i.e. VoIP)
- Public Telephone Service
- Rural Telephone Service
- Value Added Services (i.e.International Roaming, SMS)
- Internet Services include :
  - "Lao Internet" for the dial-up Internet service.
  - "Flash" for the IPSTAR broadband Internet service.
  - ADSL broadband Internet service

• **Cambodia Shinawatra Company Limited ("CamShin")** was granted a 35-year concession from the Cambodia Government, expiring in 2028, to provide fixed-line telephone and mobile phone services. In 2003, CamShin started to provide internet access services.

Services offered by CamShin include :

- "CFONE" and "International Phone" for the CDMA Services.
- Mobile Telephone Digital GSM 900/1800 MHz include :
  - "011" for a GSM service and,
  - "MFONE" for the value added services.
- "005" for Voice over IP Service.
- "iS1" for Internet Services include :
  - "IPSTAR" for a broadband satellite service,
  - "DMAX" for broadband xDSL service (ADSL, leased line),
  - "AirMAX" for high-speed broadband wireless service.

Telephone Directory Printing and Distributing Services

The Company provides telephone directory printing and distribution services through an investment in Teleinfo Media Co., Ltd. ("TMC"), a subsidiary of CS Loxinfo. TMC provides the Thailand Yellow Pages and other directory printing and distributing services in Thailand, and the Information Service Hotlines dialling number 1188 and 1900 222 xxx.

TMC has been granted a 10-year concession to exclusively publish and distribute both white and yellow pages telephone directories in Thailand from 1996 to 2005 by TOT Public Company Limited. Even though, the concession period of the telephone directory has expired, the Company foresees the growth in the TMC business. At present, there are no competitors in the Yellow Pages Directory business.

Income Structure

Income Structure of Shin Satellite and Subsidiaries from 2004-2006.

Unit : Million Baht

Type of Business	Operating Company	% held by SATTEL	2004		2004 (Restated Unaudited)		2005 (Restated Audited)		2006	
			Revenue	%	Revenue	%	Revenue	%	Revenue	%
Satellite and related services	Shin Satellite CS LoxInfo	- 40.02	3,105	55.79	3,105	56.02	3,523	51.24	4,360	48.59
Internet related services	CS LoxInfo Shin Broadband Internet Shenington Investments	40.02 99.99 100.00	409	7.35	409	7.38	65	0.95	80	0.89
Telephone related service	Shenington Investments	100.00	1,559	28.01	1,559	28.13	2,001	29.10	2,406	26.81
Telephone directory printing and distributing services	Teleinfo Media	100.00 (held by CSL)	47	0.84	47	0.85	-	-	-	-
Share of net results from investments - equity method			112	2.01	89	1.60	74	1.08	86	0.96
Gain from foreign exchange			-	-	-	-	40	0.59	1,903	21.21
Revenue from insurance compensation			-	-	-	-	1,083	15.75	-	-
Other revenue			334	6.00	334	6.02	89	1.29	138	1.54
Total revenue			5,567	100.00	5,543	100.00	6,875	100.00	8,973	100.00

Note :

1. In 2004-2006, the number represented a new adopted income structure according to the implementation of the Corporate Tax under Accounting Policy.

2. After the second quarter of 2004, SATTEL' s year end revenue from sale and services did not include the revenue from the internet business of CSL and the revenue from the Telephone directory printing and distributing services of TMC. This was resulted by the change in the operating results method of CSL to revision on the equity methods after SATTEL reduced its shares on CSL to 40.02%.

3. CSL increased its shares on TMC from 63.25% to 100% in the second quarter of 2004.

The satellite transponder leasing and related services, which are the core business of the Company, comprise of two major groups of customers at year end 2006 as follows :


40.22%
59.78%
Telecommunications operrator, 40.22%
broadcasting, 59.78%

Broadcasters, representing 59.78%

- Television 38.22%
- Digital Ku-band Direct-to-Home (DTH) 18.77%
- Educational TV 1.61%
- Other broadcasting services 1.18%

Telecommunication service providers, representing 40.22%

- Domestic VSAT 23.36%
- Rural telephony service 5.36%
- Internet service 5.51%
- Cellular phone 5.71%
- Other telecommunications services 0.28%

Income on Sale & Services can be classified into two types : the local and international customers :

Unit: percentage

Type of Income	2004	2005	2006
Local Customers			
Shin Satellite Plc.	37.3	43.5	42.6
CS LoxInfo Plc.	6.9	-	-
Shin Broadband Internet (Thailand) Co., Ltd.	0.5	0.4	0.5
Teleinfo Media Plc.	0.9	-	-
Total local customers	**45.6**	**43.9**	**43.1**
International customers			
Shin Satellite Plc.	23.1	18.7	13.9
Shenington Investments Pte Ltd.	31.2	36.5	35.8
IPSTAR Co., Ltd.	0.1	0.9	7.2
Total international customers	**54.4**	**56.1**	**56.9**
Total service income	**100.0**	**100.0**	**100.0**

MAJOR SHAREHOLDERS

SHIN SATELLITE PUBLIC COMPANY LIMITED

MR. UMNUAY PICHITRAPONGCHAI
9,800,000 SHARES
0.90%



GERLACH & CO-DIMENSIONAL EMERGING MARKETS VALUE FUND, INC
11,044,900 SHARES
1.01%



STATE STREET BANK AND TRUST COMPANY FOR AUSTRALIA
25,801,400 SHARES
2.36%



THAI NVDR COMPANY LIMITED
35,116,066 SHARES
3.22%



SHIN CORPORATION PUBLIC COMPANY LIMITED
450,870,934 SHARES
41.32%



NOTE : Shin Corporation Plc. comprises of two major shareholders :

1. Cedar Holdings Limited The registered company in Thailand which is 5.8% held by The Siam Commercial Bank Plc. 45.2% held by Kularb Kaew Co., Ltd. ("Kularb kaew"); and 49% held by Cypress Holdings Ltd. ("Cypress"), the indirect subsidiary of Temasek Holdings (Pte) Ltd.
2. Aspen Holdings Limited The registered company in Thailand and the indirect subsidiary of Temasek Holdings (Pte) Ltd.


MR. THAVATCHAI KHOONCHAIPANIT
6,661,100 SHARES
0.61%
MR. DUMRONG KASEMSET
7,357,497 SHARES
0.67%
MRS. RANEE AUETHAVEEKUL
7,500,000 SHARES
0.69%
MR. SOMNUK CHEEVACHIT
9,202,800 SHARES
0.84%
MR. KATAPOL KANOKPRUK
9,300,000 SHARES
0.85%

Source : Major Shareholders as of December 29, 2006 prepared by Thailand Securities Depository Co., Ltd.
The investors can find for more information in website : www.set.or.th before Annual General
Shareholders Meeting for the year 2007 date



Hong Kong
HAINAN
Quezon City
PHILIPPINES
Luzon
Manila
VIETNAM
Da Nang
South China Sea
Palawan
CAMBODIA
MALAYSIA
Kuala Lumpur
SINGAPORE
Phuket
Pinang
Jakarta
Semarang
Mentawai Is.
Christmas I.
Cocos Is.
Ocean
AHEAD
ABLE SATELLITE BROADBAND SOLUTIONS.

Industry outlook & Competition



Conventional Satellite

Transponders

The Company is still able to increase the rate of transponder utilization by customers in 2006 since the demand for transponder leasing in Thailand, Indochina, and South Asia is growing.

Although the price has been declining because there has been high competition in price wars among satellite operators from China, Malaysia, Europe and America. However, the Company has been successful in acquiring competitive advantage by offering Value Added Service such as Video Broadcasting and Protrunk services to customers.

In 2007, the Company will consistently emphasis on the Video Broadcasting Applications by developing joint platform business model. The Company will cooperate with the teleport partners both in Europe and South Asia regions to package a competitive end-to-end transmission solution for customers acquiring satellite distribution using C-band for service areas throughout Asia, Africa, Australia, and Europe regions.

Broadcasting

THAICOM satellite positions itself as having the prime orbital slot at 78.5 degrees East a "Hot Bird" and strategically places itself as the key player for broadcasting businesses in Asia in terms of both the number of viewer bases and the number of video channels on THAICOM satellites. In 2006, the Company focused on its broadcasting business in both domestic and international markets. As a result, the Company's broadcasting business has grown dramatically. The number of satellite TV channels on THAICOM satellites at 78.5 degrees East has increased from 160 channels at the end of 2005 to 215 channels at the end of 2006 accounting for 34 percent increment. This makes THAICOM's prime orbital slot of 78.5 degrees East the number one ranking in Asia-Pacific in terms of the number of carried satellite TV channels.

In 2006, the Company's key customers in the broadcasting business are still the domestic broadcasters and channel/content operators, both Free-to-Air (FTA) and Pay TV. For the Thai market, the Company emphasized on the Ku-band Direct-to-Home (DTH) segment, which end-users can use small antennas (60-90 cm.) to receive satellite TV channels directly from THAICOM satellites. The Company also emphasized its efforts on the C-band Channel Distribution segment in Indochina and South Asia regions as the Company currently has the largest market share in Indochina and is one of the top satellite operators for the South Asian market. The Company has

maintained its Global Digital TV Network - a service whereby the Company arranges for satellite capacity and signal turnaround using several satellites to deliver customers' TV channels to several regions such as North America, Europe and Australia - customers throughout the year. Moreover, the Company also provided many foreign customers its System Integration service by designing, procuring and installing equipment and transmission system for the customers in order to serve their requirements.

In 2007, the Company, again, plans to emphasize on the domestic, Indochina and South Asia markets for its broadcasting business. In Thailand, the Company expects that as soon as the National Broadcasting Committee (NBC) is established, the number of Thai satellite TV operators and channels will take a big jump. For the South Asia region, Pakistan and Bangladesh are considered the emerging markets with potentially high growth of video broadcasting business in both Ku-band Direct-to-Home and C-band Channel Distribution segments. The Company expects that within 1-2 years, the satellite TV broadcasting markets in the two countries will grow enormously just as what has happened in India.

Protrunk

In 2006, the Company's major customers in the Protrunk business are the internet service providers (ISPs) and corporate customers who want a direct international connection to the internet under the coverage of THAICOM 1A and THAICOM 5. Company's key customers are Indochina, India, Bangladesh, Sri Lanka, Iran, Nigeria, and Cameroon.

Even the expansion of the submarine fiber optic from the biggest Internet centers in the Asia Pacific region such as Hong Kong, Singapore and Japan as well as the aggressive competition among satellite operators from China, Malaysia, Singapore, Europe and America cause a dramatic decreased in broadband service market prices, however the Company still retains main customers since last year strategy is differentiate in customer service and the service's flexibility.

In 2007, the Company plans to emphasize again in Indochina region which the terrestrial internet system is unstable and still require the back up system from satellite.

Global Broadband Industry

The number of global broadband lines finally reached 264 million marked in the last quarter of 2006. It is estimated that there will be a total of 173 million of DSL, Cable Modem and other Broadband Internet technologies, representing 6.1 percent growth from the end of 2005.

Figure 1: World broadband lines pass 263.8 million


300
250
200
150
100
50
0
Subscribers (In millions)
Q105
Q205
Q305
Q405
Q106
Q206
Q306
Total Broadband
DSL
Cable Modem
Others
Broadband Technology Trends : 30 Jun 2003 to 30 Sep 2006

Figure 2: Share of global broadband lines by region as of Q3 2006


1.9%
Middle-East-Asia
23.6%
North-America
4.8%
Latin-America
19.2%
Asia - Pacific
20.0%
South and East Asia
3.5%
Eastern-Europe
27.0%
Western-Europe

Focusing on a more detailed breakdown shows differences between regions. The total of Western Europe slightly surpassed North America, reporting 27 percent and 23.6 percent respectively, followed by Asia-Pacific and South and East Asia. However, together all of the regions in Asia accounts for 41 percent of the world's broadband lines. North America and Europe together account for nearly half of all broadband access in the world at 54 percent, with almost an average growth by 33.3 percent for all broadband users.

There was a significant growth in Asia-Pacific, when its quarterly growth rate reached 6.5 percent, the highest ever since 2004. In the North and South Asia region, the broadband market only grew by 7.9 percent over the quarter, almost a 2 percent reduction compared to Q2 2006. This is due to the reduction in new added broadband line numbers in China and India comparing to the former same period. China, having the second largest broadband subscriber base in the world, added only 3.5 million new lines over the quarter, accounting for 7.9 percent growth. (Source: www.point-topic.com)

Thailand's Broadband Internet Industry

As of March 2006, Thailand expected a total of 503,627 broadband internet subscribers, compared to the increase from previous year at about 141%, this number is expected to increase to about 3.3 million by year-end 2010. The government expects to promote and improve overall broadband usage in the country while service providers expects to expand overall network coverage as well as capacity. Key players in the broadband market in Thailand based on total subscribers include TRUE, TOT, TT&T, CS Loxinfo, and Jasmine Internet.


No. of Broadband Subscribers
600,000
500,000
400,000
300,000
200,000
100,000
0
30,000
170,000
375,400
503,627
2003
2004
2005
2006e
Year

Source: www.bangkokpost.com : July 2006 (forecasted by Ericsson)

MOVING... FIRST
WITH NEXT GENERATION SERVICES.



At end of 2005, a long-term commercial arrangement between Shin Satellite and TOT Plc has been made in order to establish TOT as the National Service Operator for IPSTAR ("NSO") for the Thailand territory in order to provide IPSTAR services. Today, TOT has an established distribution network consisting of 12 certified service providers to resell IPSTAR service.

TOT has played significant roles in IPSTAR services through many projects including Vertical Project subsidized by government. For example, Satellite Telephone, Broadband Internet, Voice over IP (VoIP) for people in rural and remote areas. There is cooperation between IPSTAR and Ministry of Education under the project of MOENet (Ministry of Education Network) to close the education gap of people in rural areas. With IPSTAR, learners can enjoy lessons transferred in forms of data, picture and sound or triple play simultaneously. This can enrich the quality of education and stimulate the environment of studying.



Indochina's Broadband Internet Industry

In **Myanmar**, the number of internet users has only reached 78,000 users in the end of 2006 which is considered 0.1 percent penetration rate of its 54 million population. (www.internetworldstats.com) IPSTAR service in Myanmar has already been deployed over a year through an exclusive partner, Myanmar Posts and Telecommunications (MPT). IPSTAR service is targeted for both governmental and vertical projects and currently more than 700 units of IPSTAR terminals have been deployed and serviced nationwide providing internet and voice application. The strategy for year 2007, is to expand into additional target markets with the focus on broadband Internet consumer market.

Cambodia with a population 15 million has a low internet penetration rate of only 0.3 percent with a total of 41,000 internet users by the end of 2006. Due to the high cost of telecommunications infrastructure in Cambodia and with no existing measures in order to curtail the price of internet services, growth of internet users primarily since the year 2000 has been quite low. At the same time uses of the internet cafés are becoming more widespread, this phenomena is very promising for internet user growth. (www.internetworldstats.com)

Over the past two years, Shin Satellite has provided IPSTAR service to Cambodian customers using Thaicom1A with first-generation gateway in Thailand. After the second generation IPSTAR gateway has been deployed in early of 2007, service is expected to commence within the first quarter of 2007. The Company is in the process of negotiation with potential local partners in Cambodia to market IPSTAR to multiple market segments such as consumer broadband, vertical project and universal service obligation (USO).

Economically, **Vietnam** is among the ten fastest growing countries within the region. The numbers of Internet users have amounted to 13.1 millions consisting of nearly 16 percent of total population. Telecommunications infrastructures even within urban areas have still yet to catch up with the growing demand. It has even been the objective of the national government to get rid of the telecommunications gaps. Shin Satellite has maintained a strong relationship with one of the largest telecommunications operator in Vietnam namely Vietnam Telecom International (VTI) who maintains trusting relationship. Our stable strategic alliance has been the bridge to penetrating various market segments toward obtaining vertical projects, Universal Service Obligation (USO) and moving forward with the consumer market. Aside from business alliances, the Company foresees the necessity of providing off-the-shelf products in order to readily commercialize within the market. During 2006, Shin Satellite had focused on developing a number of distributors to ensure that IPSTAR products/services can reach consumers in all 64 provinces throughout Vietnam.

The telecommunications market in **Laos** has not shown promising signs of growth and has since produced the lowest telecom penetration rates within Asia. Various factors including infrastructure, personal computer penetration leading up to socio-economic circumstances may be a contributing factor to the slow development of Internet in Laos. With a highly dispersed population consisting of a multitude of villages and townships scattered around in the most mountainous and heavily forested rural areas deployment of even the most basic telecommunications service such as telephone become a huge hurdle. (Source: www.indexmundi.com)

As a subsidiary of Shin Satellite, Lao Telecommunications (LTC) intended to reach rural market with basic telecommunications service with high-tech solution. LTC embarked on a project to utilize THAICOM 4 (IPSTAR) satellite as a backhaul network to carry voice as well as data traffic from GSM networks into even remotest parts of the country. In a case where innovation meets economically sound deployment IPSTAR technology could be the contributing factor in leapfrogging existing terrestrial base telecommunications infrastructure in Laos.

China's Broadband Internet Industry

China's broadband market has been growing rapidly within the last couple of years. By year end of 2006, China's internet user population which has reached the world' s second-biggest next to the United States of America Internet users, has jumped by nearly 20 percent over the past year to reach 132 million. In the previous year China's broadband subscriber population had passed 80 million, a jump from 50 percent over the year before. Despite the huge subscriber base, penetration remains comparatively low, meaning there is still much room for growth. The Chinese broadband market is expected to surpass the US and eventually become the world's largest broadband market. (Source: www.chinadaily.com.cn)

By the end of 2006, Shin Satellite had completed the construction of two IPSTAR gateways in China, in city of Shanghai and Guangzhou, only several months after the first gateway in Beijing was inaugurated (in May 2006). With the completion of all three gateways in China, IPSTAR shall be able to provide nationwide services in China with the cooperation of IPSTAR's local partners such as China Satellite Communications Corporation (ChinaSatCom) and ChinaSatCom's subsidiary. Following this major milestone, IPSTAR service, including valued-added application like IPTV, Voice over IP (VoIP) will be commercialized in China from March 2007 onward.

India's Broadband Internet Industry

Shin Satellite is currently making headway with India's regulatory body, the sole authority to grant Thaicom 4 (IPSTAR) access for the India market. The company also aims to partner with one of the foremost telecommunication company in India, by appointing them as National Service Operator with exclusive right to sell IPSTAR service in the territory.

The large market potential exists within the government segment for Universal Service Obligation (USO) often requiring huge fixed trunk. To site a few project example, such as Public Telephone Internet Centers (PTIC) with up to 10,000 sites, Ministry of Defense projects with up to 1,000 sites and Community Internet Centers (CIC) with up to 16,000 sites.

Australia and New Zealand

The proportion of Australian households with access to the Internet has increased significantly over the past several years. According to the number of broadband subscribers in the Organization for Economic Co-operation and Development (OCED), subscribers increased 33 percent from June 2005 to 181 million in June 2006. Australia is currently ranked 17th in the world with a penetration level of 17.4 per 100 inhabitants. In the meantime New Zealand is placed 22nd in the world for broadband uptake in the OECD. The penetration is on the rise and is set to continue to do so throughout 2006 and 2007. (Source: www.oecd.org)

Australian government has also made some good commitments towards high speed broadband especially in rural and remote areas. The Australian Government launched a special program, allocating $878 million to subsidize cost of providing broadband service to consumers in regional, rural and remote locations to be equivalent to those available in metropolitan areas, called HiBIS (High Bandwidth Incentive Scheme). The HiBIS program is making significant inroads into improved availability of broadband services to many Australian communities. The Ministry reported that the number of broadband subscribers in Australia doubled, to just over 1 million, in the 12 months ending June 30, and credited the National Broadband Strategy, which includes HiBIS, for stimulating much of the growth (Source: www.dcita.gov.au)

IPSTAR Australia Pty Ltd (IPA), a fully owned subsidiary of Shin Satellite, is one of telecommunication providers qualified to provide broadband services under HiBIS program. IPA provided telecommunications and multimedia services to households, business and public organizations.

On the other hand, New Zealand broadband connection price is still expensive and does not have any subsidy from the government. However the number of New Zealand broadband users still grows steadily.

Extrapolated Broadband Forecast


Broadband Subscribers per 100 inhabitants
0
10
20
30
40
50
60
70
80
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
New Zealand

(Source: Statistic New Zealand 6 April 2006)

Malaysia's Broadband Internet Industry

Malaysia has two main islands in the East and in the West. In the West, the island has lower population and is relatively less developed as compared to the East. The approximate addressable market for IPSTAR is up to 23 percent of dial-up users who are not aware of broadband availability, and 56 percent from those who are satisfied with dialup.

With government's initiative to become a knowledge based economy, Shin Satellite also targets government projects like "e-society" and VoIP, as well as mass markets in remote and main island of the West.

To have fast commercial roll out and to comply with Malaysia telecommunication regulatory, the Company's strategy is to form a strategic partnership with local telecom companies.

Korea's Broadband Internet Industry

Since Korea has the highest broadband penetration in Asia, largely occupied by ADSL, Shin Satellite will focus more on vertical projects i.e. corporate communication between HQ and remote branches, rather than the consumer market. .

The local Korean company will localize its service package to offer high speed internet with higher reliability.

Due to strong competition, The Company need to form a strategic partnership with experienced local partners, and those who obtain operating and/or service licenses to help accelerate IPSTAR service rollout. For instance, sales agent could be seen as a crucial partner, by offering legal and administration support at the same time to identify and pursue potential customers for IPSTAR Service.

Japan's Broadband Internet Industry

For the Japan market, Shin Satellite will concentrate on providing IPSTAR bandwidth for most of its business rather than focusing on providing its user terminal in volume. The Company's strategy is to offer competitive price, which is significantly much less than its competitors, especially for Vertical Projects and/or Universal Service Obligation (USO) Projects.

Likewise doing business in Japan faces similar conditions as in Korea where there is a language and cultural gap, the Company plans to identify potential sales agents who possesses vast experiences in system integration, relationship with various telecommunication companies, military or government agencies.

Indonesia and The Philippines's Broadband Internet Industry

By early of 2006, Indonesia had an estimated 16 million internet users. This, however, represented only 8 percent of the population and most users are city dwellers. Approximately 30,000 islands still have no internet access. While The Philippines, compared with many Asian neighbors, was moving slowly on the adoption of the internet. Of the internet users, which has only 6 percent penetration rate, only a small fraction (5 percent) are broadband users.

It can be said that future growth in The Philippines and Indonesia will highly depend on the provision of reliable infrastructure, especially for broadband Internet. Satellite could be seen as the most suitable technology for an effective connectivity among a thousand of islands. (Source: the addition of 2006 South East Asian Broadband and Internet Market, Dublin, Business Wire)

Broadband User Forecast in Indonesia


Broadband User 2010
1.5 Million
Teledensity: 0.65
15 x 2004
1600
1400
1200
1000
800
600
400
200
0
2011
2010
2009
2008
2007
2006
2005
2004
2003
2002
2001

(Source: The Indonesia Telemetric Software Association (ASPILUKI)

Currently, Shin Satellite is in the process of discussion with several local partners as well as local regulators in order to establish IPSTAR service and operation within the country, and also with the local regulator. At present, there are several hundred user terminals of IPSTAR services in Indonesia and The Philippines, using First-Generation gateway in Taiwan with a conventional satellite. The majority of customers are SMEs, corporate user and several rural development projects by local NGOs with foreign subsidy. The Company had appointed a number of new Service Providers for IPSTAR service, and expected to deploy IPSTAR second-generation gateways in 2007.

New products & Services

HD Cinema is a High Definition Video-on-Demand service. This service will be provided by preloading the content overnight via Thaicom 4 (IPSTAR) satellite and stored in the Personal Video Recorder (PVR). All the content will be available to the users at anytime they want to view it. This service shall be deployed in Thailand by Shin Broadband Internet (Thailand) Company Limited by the first quarter of 2007.

An Outlook of the IPSTAR Ground System Expansion and Distribution

IPSTAR Gateway Implementation

In 2006, Shin Satellite and its partners have expanded sales and services of IPSTAR in Asia-Pacific region. The Company completed the installation of three of the IPSTAR second generation gateways in China which includes Beijing, Guangzhou, and Shanghai. In addition, one other gateway in Phnom Penh, Cambodia has also been completed. At present, IPSTAR provides full nationwide broadband satellite services in 7 countries out of 14 countries as planned including: Thailand, Myanmar, Australia, New Zealand, Vietnam, China and Cambodia. Shin Satellite will continue to expand its service coverage with the installation of IPSTAR gateways in Japan, Malaysia, India and Indonesia in 2007.

IPSTAR Ground System Deployment Status

Total sales of IPSTAR user terminals in 2006 increased dramatically after the migration of traffic from Thaicom 3 to Thaicom 4 (IPSTAR) in late 2005. As well as the high performance of the Thaicom 4 broadband satellite and the efficiency of the IPSTAR second generation ground system, Shin Satellite is able to provide a cost-effective bandwidth of IPSTAR for the increasing demand of broadband applications and high-speed Internet. Major projects that boosted sales of IPSTAR user terminal included the Australian Government "Broadband Connect" program, which is a Federal Government program to assist fund the dissemination of broadband services in regional Australia. The Government is providing funding to eligible premises and clients to install broadband services comparable to those available in metropolitan areas. The combination of the program with the cost effectiveness of the IPSTAR system allows our partners in Australia to provide services at only AUS$29.95/month retail, which is equivalent to ADSL prices, making IPSTAR the most attractive satellite service offering in Australia.

In Thailand, TOT increased sales of IPSTAR by offering broadband services aimed at remote areas starting at only 1,500 Baht/month. In addition, IPSTAR has been deployed to expand and upgrade the telephone infrastructure. These two projects helped increase IPSTAR sales of 30,000 user terminals in 2006. Shin Satellite foresees further sales growth of the IPSTAR user terminals in 2007 as it continues to expand its markets further.

IPSTAR User Terminal Product Development

The Company developed the new cost-effective IPSTAR user terminal named "iCON" in 2006 and rollout of this new product will begin in 2007. The iCON represents a very significant product due to its low cost and efficient design and high performance. The iCON will allow IPSTAR retail packages to be even more attractive due to its low cost and will be the key factor in significantly expanding the IPSTAR services in all markets.

Apart from the iCON, Shin Satellite developed and launched the new "IPSTAR Enterprise Series" (IPX-9200) along side the popular IPSTAR Professional Series. The Enterprise Series is a ruggedized user terminal appropriate for enterprise customers or for customers using IPSTAR in harsh environments. This product is appropriate for many areas in Asia Pacific.

In addition, the Company launched a mobile satellite solution named the "IPSTAR Mobile Vehicle" (MVV). The MVV is a broadband satellite solution integrated into a vehicle such as a 4WD and is ideal for customers that require mobile broadband services such as for Satellite News Gathering.

As part of the family of mobile solutions, the Company also launched the IPSTAR "iMOVE". This product is a specialized vehicle with a unique flat antenna that is able to provide broadband services while the vehicle is in motion. The Company partnered with RaySat Antenna System LLC, a leading provider of cutting-edge satellite antenna technology (Phased Array antenna) for 2-way mobile applications in the market, to offer the most powerful mobile broadband solution for moving vehicles in the market today using the Thaicom-4 (IPSTAR) satellite. The IPSTAR iMOVE is suitable for Military, Satellite News Gathering, and public transportation (trains, vessels, buses). Shin Satellite launched the IPSTAR iMOVE at the ITU Telecom World in Hong Kong last December and plans to market the product in early 2007.

Marketing Strategy

In 2006, Shin Satellite has gained foothold in numerous Asia Pacific markets with the deployment of the second generation IPSTAR Gateway. This deployment has been a prerequisite for delivering broadband services via satellite at much higher efficiency, thus making broadband services more affordable across the region. Each of the IPSTAR Gateways implemented are essential for establishing necessary two-way ground communication system link to Thaicom 4 (IPSTAR) satellite and communicating to IPSTAR User Terminals on the user side.

At the end of 2006, IPSTAR second generation service has been deployed over 7 countries with altogether 10 gateways deployed for Thailand, Vietnam, Myanmar, China (Beijing, Guangzhou and Shanghai), Australia (Kalgoorlie and Broken Hill, in the west and eastern part of Australia), New Zealand and Cambodia. Additional 4 gateways, two in India (New Delhi and Mumbai), one in Japan and one in Korea shall be established within the first half of 2007 with pending local license and approvals. The final 4 gateways in Indonesia, Malaysia, The Philippines and Taiwan are targeted to be completed within the second half of 2007.

It was necessary in some of the key markets to launch more effective commercial campaigns. This has been necessary to help fine tune some of the business and retail model required to launch and promote IPSTAR services. For example in Thailand, IPSTAR helped TOT define its commercial packages for retail market. In Australia and New Zealand, IPSTAR directly engaged with Service Providers and developed retail packages under the government funding aimed to subsidize rural broadband connectivity, the Australian Broadband Connect program. In the countries where IPSTAR system has been deployed such as Vietnam, Cambodia and China, the strategy for year 2007 is to facilitate local partners with the commercial launch.

Pricing

During 2006, Shin Satellite has launched consumer packages in four countries including Thailand, Australia, Laos and Vietnam that is as low as the broadband service provided by terrestrial connection such as ADSL services. For the year 2007, Shin Satellite shall tackle the market aggressively along with its local service provider partners in order to deploy IPSTAR services competitively at a price point that is both competitive and attractive to the end user markets. Particularly with the introduction of the iCON user terminal in early of 2007, this consumer type of terminal intended for individual home user can be provided at lower price point thus significantly reduces the initial investment hurdle to the consumer. The key to end user pricing is to provide attractive price point and easy to translate consumer packages.

Partner Program

Shin Satellite shall actively promote its Partner Program to include more innovative partners, particularly in the products and solutions areas in order to develop new and innovative products and solutions to the market. The Product Partner Program shall be introduced early of 2007 shall encompass qualifying the partner and their solution, certify their products with IPSTAR technology for interoperability and to strategically ally with the Product Partner to engage in various markets where IPSTAR service has been deployed.

Risk Factors

Technology and Operating Risks

In-Orbit Failure

The satellite is state of the art technology and engineering. Once launched into orbit, the satellite will be under some risk such as a system failure, solar discharges or a collision with other objects in space. These damages will affect the Company's service to the customers. It will reduce, temporarily or permanently, the satellite's performance to uplink and downlink the signals. The Company may lose the current customers and/or may not acquire new customers while replacing the damaged satellite. However, all satellites are designed to withstand a certain amount of damages. The probability of satellites suffering a severe damage to the point of complete failure is very rare. Shin Satellite maintains a contingency plan to minimize the adverse effects to the customers in the case of a severe damage to the satellite. These include transferring the customers as many as possible to the available transponders on the remaining Thaicom satellites. The Company has also made the agreements with other satellite service providers on a temporary leasing of its transponders until the launch of the replacement satellite. Normally, the construction period of a new satellite will take not more than 18 - 24 months.

The Company is aware of the potential risks of satellites in geo-stationary orbit; therefore it minimizes such risks by fully insuring the Thaicom satellites. Under the Build-Transfer-Operate Concession of the national satellite, the Ministry of Information and Communication Technology (ICT) and Shin Satellite are co-beneficiaries. ICT is the owner of the satellite assets while the Company owns the right to operate them. The insurance policy is for full coverage with partial loss, meaning that the Company can immediately make a claim when the satellite is partially damaged. The insured value equals to the satellite's book value on the insured date. However, the insured value does not cover a compensation for the loss of revenue, to the Company or its customers, owing to the satellite's damage. This could possibly affect the Company's operational performance.

Insured Value Project

Satellite	Insured value (Million USD)	Period
Thaicom 1A	14.95	June 2006 - June 2007
Thaicom 2	16.27	June 2006 - June 2007
Thaicom 4 (IPSTAR)	300.00	August 2006 - August 2007
Thaicom 5	101.10	May 2006 - May 2007

However, the insurance policy shall not cover the damages to or the loss of the satellite caused by/or resulting from :

1. War, invasion, defense, acts leading to war made by the government, or military action.
2. Anti-satellite equipment, atomic-bomb, or nuclear-related equipment.
3. Rebellion, uprising, riot, strike, revolution, or civil war.
4. Seizure by government agencies.
5. Nuclear reaction, radiation by radioactive waste, which, directly or indirectly, causes loss/damage to the satellite, but except for radiation naturally occurring in the space environment.
6. Electromagnetic or radio frequency interference, except for physical damage to the Satellite directly resulting from such interference.
7. Intentional or willful acts of the insured or the authorized person (s) that cause loss of or failure of the Satellite. This exclusion shall not apply to employees of the insured unless acting with the knowledge and consent of the insured.

Technological Changes

Satellite broadcasting and telecommunications technologies change quickly, and often leads to reduce the investment costs. However, the conventional satellite technology has not changed that much. Therefore its changes will have less impact on the customers' decisions to select Thaicom or other satellites. Certainly the competency of the operators is an important factor in wining the trust, and for a long term business relationship with the customers. The Company has continually developed and followed up the satellite broadcasting technology trends in order to prepare for the launch of the future satellite.

Apart from the conventional satellite technology, the Company has push efforts on the research and development of the new technologies for the communications satellite and ground system. The IPSTAR satellite is one example. It is the first broadband satellite in Asia to support the demands of telecommunications networks, especially the Internet, in the Asia-Pacific region. The Company also updates its ground equipment regularly in order to keep pace with the latest developments in satellite technology. In addition, the Company continues to constantly develop the IPSTAR ground equipment, which includes the gateways and IPSTAR user terminals, to be more cost-effective and meet or exceed the expectations of the market.

Service Lives of Satellites

Although satellites generally have 12 - 16 years of service life, there are some factors that will be shortened their life expectancies. This takes into account the quality of the spacecraft, the sturdiness and the durability of its components, the launch vehicle, the performance of the launch process, the satellites' fuel consumption and the operator skills in controlling the satellites under different conditions. The Company might lose its customers and revenues if the Thaicom Satellite has shorter service lives than expected and the Company cannot launch any replacement satellite in time.

Thaicom satellite engineering team will perform a calculation process for the remaining service lives of the satellites every month. If the remaining service life of a satellite is less than 5 years, the involved departments will be informed to deliberate on such issues as the application for reservation of the satellite's orbit, the budget for the construction of the replacement satellite, and the source of financing.

Reservation of Satellite Orbit and Frequency Coordination

When the Company has a plan to launch a satellite into a new orbit, it will not be allowed to use the new orbit position until the satellite orbit reservation is filed. As the positions for satellites in geo-stationary orbit are limited, both reservation and frequency coordination are very important and come under the organization of a United Nation's agency - the International Telecommunications Union (ITU), of which Thailand is a member. The Ministry of Information and Communication Technology (ICT) and the National Telecommunications Commission (NTC) are acting as an agent to negotiate and coordinate with others. Priority will be accorded to those who apply for orbit reservation first. Those Companies must launch their satellites within 7 years upon receiving approval. The limited orbital slots call for efficient use of resources through coordination of frequency. Such endeavor has become more and more complicated and time-consuming as transponder demand has risen, resulting in an increase in the number of geo-stationary satellites and their proximity of location. Therefore, the elimination or minimization of frequency disturbances may require modification to the satellite design, changes to the service region, or modification to the ground equipment. These will cause technical limitations in some service areas or frequencies as referred to the Agreement on the Frequency Coordination.

Operating Risk

The satellite operation requires technical know-how and expertise of the engineering employees. The Company provides an comprehensive training process to ensure its employee have required skills and abilities to control and operate the satellites. For example, before sending the command to the satellites, the engineers have to check and test the signals in order to prevent operational malfunction. In case there is an error when sending the command to the satellite, the Company has a procedure and contingency plan ready for any corrective action. Even though there is little chance for error in satellite operations, employees who operate can still create this risk.

Business Risk

Changes in laws, rules, regulations and Government policy

Shin Satellite was incorporated and registered in Thailand to operate satellite telecommunications in the country under a concession. There is a business risk from the rise in competition due to the changes in the Government's rules and regulations on satellite telecommunications license, as well as related telecommunications liberalization policies. In addition, other changes in laws, rules, regulations and policy of the Government can have significant impact, either directly or indirectly, on the Company's businesses.

Legal and Regulations Risks in Countries where Shin Satellite Operates

At present, the globalization trend has created a more liberalized telecommunications landscape around the world. It has enabled Shin Satellite to expand the satellite telecommunications services to many countries. The Company strictly abides by the Rules, Regulations, Government Policy, or International Agreement as well as Telecommunications Law of the countries where it operates. The satellite telecommunications business in each country is strictly controlled by its Government and any changes to its policy and regulations may affect the Company's license standing and business strategy. In addition, the changes in the policy and regulations of the ITU International Agreement, the Agreement in Asia-Pacific and the countries where the Company serves, can significantly impact the Company's business opportunities, financial status, and performance. These changes can increase the operating cost and limit the Company's business activities When necessary, the Company hires and consults law firms in those countries for proper legal process and advice.

Potential Loss of Major Customers

Major source of the Company's revenue comes from major customers who provide telecommunication services. In 2006, Company's revenue from three major customers was 29% of the total revenues from the Company's sales and services.

In case one of these major customers have cancelled their services, not renewed the Contract, or renewed the Contract with additional terms and conditions whereas suffering the Company business. For example, they may reduce the service costs in the new Contract. Major customers may have financial problem that will delay their payment to the Company. These factors will affect the Company's business.

However, the major customer has never defaulted on payments to the Company as their television broadcasting programs must be on-air for the viewers. In addition, to change to other satellites service will bring technical hurdles as it requires to relocate or reposition the customer's antennas from Thaicom satellites. The change to other satellites would be very cost prohibitive as well. These are important factors that the customers will not switch to use other satellites.

The Increasing Demand of Satellite Service

The expansion of the Company's conventional satellite business depends on the demand for television broadcasting services and development, which may not materialize as planned. However, the development on the television technology and high definition television services will increase demand for satellite services.

The development of IP communications services including data and multimedia is one of the Company's strategies to expand the Thaicom 4 (IPSTAR) business. However, this development will depend on the growth of the demand of IP communications as well as high-speed Internet access which may not materialize as forecasted. The Company may also be challenged by other terrestrial communications services.

Competition from Other Satellite Operators, Terrestrial Network Operators, and Internet Service Operators

Even though the Company is the only satellite service operator in Thailand at present, the Authority may grant the same license to other satellite operators in the future. The Company' major international customers are from Indochina and India. In Indochina, major satellite competitors include such as AsiaSat, Intelsat, Palapa, Apstar and Measat. Some of these competitors have large footprint coverage areas and have a tremendous source of funds than the Company. In addition, some competitors are the operators in those countries, they will have the advantages on the laws and regulations and other related issues. The merger and acquisition of the satellite operators has also affected the Company. It will cause a highly competition in the market and lead to a price war of the transponder leasing services.

The Company has also competed with terrestrial network operators such as fiber optic, DSL, microwave, VHF/ UHF broadcasting, digital data services, value-added broadband services, etc. Normally, the terrestrial network services have charged lower than the satellite services. The competition with these terrestrial network operators will limit the Company's price setting. Therefore the Company may loss the existing customers to terrestrial services or it will be difficult to get new customers. However, satellite services provide low cost and quickly deployment to remote and less density areas. The satellite also enhances the terrestrial network expansion.

Risk Resulting from Allegations of Breach of the Terms of the Satellite Concession Agreement

Shin Satellite provides the satellite telecommunications services under the Concession. The Satellite Concession Agreement may be terminated, if the Company breaches or violates any material Conditions of the Concession Agreement. This will incur a significant impact of the Company's business opportunities, financial

status, and performance. Presently, Shin Satellite has been accused to breach the Satellite Concession as the following issues.

The Issue of Back-up Satellite

Under the Satellite Concession Agreement, Shin Satellite is required to provide a back-up satellite to each main satellite that it launched into orbit. There is a query whether or not the Thaicom 4 (IPSTAR) satellite should be considered as a backup for Thaicom 3 and/or Thaicom 5 since Thaicom 4 (IPSTAR) uses different technology and its specification. However, The Company is unable to predict what outcome and impact on this issue would be.

The Issue of the Shareholding Percentage

According to the necessity that the Company needed to raise its capital by Public Offering (PO), the Satellite Concession Agreement was amended in 2004 to lower the percentage shareholding in Shin Satellite Plc. that Shin Corporation was required to own from 51% to 40%. Under the Private Sector State Business Participation Act, the amendment may have to be approved by the Cabinet. Therefore this amendment may have been considered void. The Company may be accused of breaching the Satellite Concession Agreement. As of December 31, 2006, SHIN Corporation owned 41.32% of Shin Satellite.

The Issue of the Thaicom 3's Insurance Proceeds

As a result of the damage of the Thaicom 3 satellite, the Company received insurance proceeds amounting of US$33.0 million which it placed in an escrow account outside Thailand. The Company subsequently used all of the insurance proceeds as partial payment for the construction and launch of Thaicom 5 and for the interim lease of transponder capacity until the launch of Thaicom 5.

Under the Budgetary Procedure Act of 1959, all money received by the government agencies shall be delivered to the Ministry of Finance. The ICT Ministry is a co-beneficiary of the insurance proceeds of the satellite. Therefore the Company may be accused of breaching the Satellite Concession Agreement as placed in an escrow account outside Thailand was not abided the Budgetary Procedure Act of 1959.

The Company is unable to predict the outcome and impact from the examination of the related agencies.

Risk from the Satellite In-Orbit and Launch Insurance Policies

The Company's main insurance policies include In-orbit Insurance Policy and Launch Insurance Policy of the Thaicom 5 satellite (which is against all risks to the satellite after launch for a one year period). This Insurance Policy will expire in May 2007. The Company may not be able to renew the Insurance Policy under the same Conditions in the future due to many factors. The condition of the satellite at the time of insurance renewal (if it is partially damaged or not) and the condition of the Space Insurance Industry will limit the terms and proceeds of the Satellite Insurance Policy can increase the insured rate. Therefore the cost of the Insurance Policy to the satellite operators can be higher. Other factors include a crisis in the Space Insurance market due to frequent launch failures. In addition, future Insurance Policy may limit the qualified number of transponders that can be insured. This could significantly affect the Company's business opportunities, financial status, and performance. The Company may have to reduce the insurance coverage of the Insurance Policy.

Financial and Economic Risks

Risk from Currency Exchange Rate Fluctuations

After floating the currency exchange rate from a money basket system to a managed float, the Company collected fees from local customers in Thai Baht at the effective exchange rate equivalent in US dollars. Currently

the portion of revenue based on US dollars is at 68%. The Company manages exchange rate fluctuations by proportionately adjusting its loans to revenue ratio in US dollars and Thai Baht (natural hedge). To mitigate the effect of the exchange rate fluctuation, the Company uses widely accepted methods such as "swap" and "forward" deals in financial markets.

The Company has policies to prevent the financial risk by considering the revenue, income structure, and cash flow of each subsidiary based on US dollars. The Company also adopts various financial methods to reduce the risk from currency exchange rate fluctuations and interest rates. As of December 31st, 2006, the Shin Satellite Group of Companies has total Assets and Debts in foreign currency of Bt1,582 million and Bt18,601 million respectively, after the preventive of risk.

Re-Negotiating Repayment and Other Terms of Credits Agreements

Shin Satellite is a party to credit agreements, each relating to the financing of Thaicom 4 (IPSTAR) and Thaicom 5. Because the launch of Thaicom 4 (IPSTAR) and the roll-out of services relating to IPSTAR Project took longer than anticipated, the Company is in the process of re-negotiating with the lenders to reschedule repayments under, and amend other covenants contained in, these agreements. The Company has obtained a deferral of principal from its creditors under the credit agreements, extended to April 13, 2007, and is required to make only interest payments until an agreement can be reached or the expiry of the deferral, whichever is earlier. The Company may not be successful in re-negotiating repayment and other terms of these credit agreements on the IPSTAR Project and Thaicom 5. Even if Shin Satellite is unsuccessful, the Company will be required to make principal repayments according to the existing repayment schedule before realizing the full revenue stream that it expects from these satellites. This could have an adverse impact on Shin Satellite's cash flow and liquidity and materially affect the Company.

Management Risk

Loss of Specialized Experts in Management

Satellite technology-related operations, including telecommunications, require highly qualified personnel with thorough knowledge and good skill in high technology as one of the factors in the operations' success. Presently, there are a limited number of people with thorough knowledge and skill, especially in telecommunications technology in Thailand, so the loss of employees working at the executive or management level, such as high-rank executives in satellite engineering division, might adversely affect the Company's operations. For this reason, the Company regularly sends its executives at every level to training and observation tours abroad as well as rewarding them with proper benefits.

Good Corporate Governance and Management

Corporate Governance Policy

The Board of Directors believes that the Principles of Good Corporate Governance are essential factors in maximizing long-term earnings to stakeholders. The Board granted its approval to the (Revised) Policy of Good Corporate Governance on March 21st, 2006 to cover five major areas.

1. The Board of Directors
2. The Rights and Equitable Treatment of Shareholders and other Stakeholders
3. Information Disclosure and Transparency
4. Internal Control and Risk Management
5. Corporate Philosophy and Code of Conduct

Management Structure and Nominating the Board of Directors


The Board of Directors
The Audit Committee
Vice President Internal Audit
Mr. Sivaraks Phinicharomana
The Executive Committee
Remuneration Sub-Committee
Chairman of the Executive Committee
Nomination Sub-Committee
President
International Business
Satellite Operations Office
Miss Nongluck Phinaintisart (D Eng.)
Vice President
Satellite Engineering & Operation
Mr. Pramook Chaiwongwuttikul**
Managing Director
IPSTAR Project
Mr. Paiboon Panuwattanawong
Executive Vice President
Marketing & Sales
Mr. Yongsit Rojsrivichaikul
Vice President Sales
Asia, Eastern Europe & America
Mr. Pradeep Unni
Vice President Sales
Thai, Indochina & China
Mr. Makin Petplai
Vice President
IPSTAR Terminal & Project Implementation
Mr. Teerayuth Boonchote
Vice President
Human Resources
Mr. Somnuk Reantragoon***
Vice President
Finance & Accounting
Mr. Tanadit Charoenchan
Managing Director
International
Mr. Alip Rittaporn
Vice President
Legal
Mr. Kanoknmit Vudhijumnonk
Vice President
Information System Management
Mr. Teerawat Kusalangkoonwat

As of December 31, 2006
*** Appointed July 1, 2006*
**** Appointed September 15, 2006*

The Board of Directors

Names of Directors	Title	Number of Shares Held
1. Mr. Paron Israsena	Chairman and Independent Director	-0-
2. Prof. Hiran Radeesri	Director, Chairman of the Audit Committee and Independent Director	-0-
3. Mrs. Charintorn Vongspootorn	Director, Member of Audit Committee and Independent Director	-0-
4. Miss Peangpanor Boonklum	Director, Member of Audit Committee and Independent Director	-0-
5. Mr. Kraisorn Pornsuthee	Director and representative of Ministry of Information Technology and Telecommunication	-0-
6. Mr. Boonklee Plangsiri	Director	500
7. Dr. Dumrong Kasemset	Director and Chairman of Executive Committee	7,357,497
8. Mrs. Siripen Sitasuwan	Director and Member of Executive Committee	-0-
9. Dr. Nongluck Phinainitisart*	Director and Member of Executive Committee	69,000
10. Mr. Somprasong Boonyachai**	Director and Member of Executive Committee	200

** Resigned on August 11, 2006 and registered the resignation at the Ministry of Commerce on August 18, 2006.*
*** Appointed director to replace Dr. Nongluck Phinainitisart on August 11, 2006.*

- Dr. Nongluck Phinainitisart is the Secretary to the Board of Directors.

Composition and Independence

The Company's Board of Directors comprises nine experienced directors covering various fields of business experience. Two are representatives of the major shareholders, two are Executive Directors***, one is the representative of the Ministry of Information Communication Technology (ICT) and four are independent directors, that represents over one third of the Board. This structure provides balance of power between oversight and management functions. The authorized directors are Dr. Dumrong Kasemset, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan, two of the three directors are required to sign on behalf of the Company together with the Company's seal affixed.

**** As from August 11, 2006, three are representatives of the major shareholder and only one is Executive Director.*

Definition of Independent Director

An independent director is a qualified and independent person based on the Stock Exchange of Thailand's guidelines ;

1. Holding shares not more than 0.5 percent of paid-up capital of the Company, affiliated company, associated company or related company, including shares held by persons related to the independent director.

2. Being a director who does not take part in the management of the company, affiliated company, associated company, related company or majority shareholder of the Company.

3. Being a director who has no direct or indirect benefit or interest in finance and management of the Company, affiliated company, associated company, related company, or major shareholder of the Company and one year must have passed since he ceased to have such benefit or interest unless the Board of Directors considers otherwise.

4. Being a director who is not a related person or close relative of any management member or majority shareholder of the Company.

5. Being a director whom is not appointed as a representative to safeguard interests of the Company's directors, majority shareholders or shareholders who are related to the Company's majority shareholders.

In addition, an independent director shall be capable of giving opinions or reporting the results of performance of work according to the duties delegated free of any interest concerning personal benefit/position and free of the control of any party including any forced circumstance which may obscure an independent opinion.

Leadership and Vision of the Board of Directors

The Board of Directors as representatives of the shareholders has the duty to oversee that the management will perform in accordance with company's objectives, policies, procedures, rules, regulations and resolutions from the shareholders' meeting with honesty, loyalty and meticulously takes care of shareholders' interest including other stakeholders. To conduct their duties, the board participates in review process of vision, mission, strategies, target setting, business plan and budget of the Company. The Board has agreed with segregation of duties and responsibilities among The Board, the Audit Committee, the Sub- Committees and management. In addition, the board has mechanisms to oversee and follow up management operation and management control in an appropriate and timely fashion.

Responsibilities

In the Board of Directors meeting no. 3/2006 on March 21, 2006, the Directors have revised their duties and responsibilities, in writing, as follows:

- To establish the policies, assign the business direction for the Company and subsidiaries including exercise authority over management to assure operating efficiency and effectiveness in order to maximize benefit to shareholders and continuous improvement.

- To consider and decide upon significant issues on business operation of the Company and subsidiaries, such as policies, business plan, asset acquisition and disposal, project investments, level of authorities and other issues required by law.

- To monitor performance of management in terms of efficiency for the best interest of the Company and subsidiaries by establishing accounting systems, reliable financial reporting and auditing, including evaluation process for effectiveness and efficiency of internal control systems, risk management and appropriate follow up procedures.

- To ensure no conflicts of interest among stakeholders through a process review of related party transactions.

- To ensure business operation is in accordance with good corporate governance and ethics.

- To review the corporate governance policy and evaluate compliance with corporate governance policy at least once a year.

- To have Board of directors conduct performance self-evaluation annually.

- The Board may delegate power to any individual to conduct business on specific cases or other matters. The delegation of power shall not include power to execute conflict of interest or transactions in the Company or subsidiaries as prescribed in the Company's Articles of Association or as regulated by the Securities and Exchange Commission or the Stock Exchange of Thailand except in the cases which are in compliance with the policy or the criteria approved by the Board. The Board also prescribed the procedure for directors and management to report their stock-holding in the company including those of their spouse and minor children, in accordance with the rules and regulations of the Securities and Exchange Commission and Stock Exchange of Thailand.

The Company also has a policy to have an annual review of corporate governance policy by Directors in order to comply with the Stock Exchange of Thailand and international practice of The Organization for Economic Co-Operation and Development (OECD).

Appointing the Board

The Board should be qualified based on experience according to company requirements, having no prohibited conditions according to the Public Company Limited Act or other related laws. The Board shall have sufficient time to devote its knowledge and ability to work for the Company. The Board of Directors has assigned a nomination sub-committee that will be responsible for director selection and propose their appointment at the Shareholders' Meeting. The Company has a policy requiring the director to hold office of director in not more than five other companies and the term of the director is three years.

According to the Articles of Association, the term of one third of the directors shall end every Annual General Meeting of Shareholders. The longest serving directors shall be due first, and may be re-elected to resume duty. In case of vacancy (ies) due to other reasons, the Board, by a vote in which three fourths of its members agree, shall elect someone who has qualifications and no prohibited conditions according to clause 68 of the Public Companies Act, B.E. 2535 (1992). The Board can thereby appoint him/her a director in the next Meeting. An exception is the case of a term with less than 2 months remaining, where the term of the newly appointed director shall expire at the same time as the preceding director. The Company has a Nominating Sub Committee to select a new director for appointment.

The Company does not limit the maximum times a director may be re-elected. Neither is their age an issue, but rather their working capability.

The Company has a policy of supporting the participation of directors in seminars and training courses organized by concerned bodies such as SET or IOD which are useful for the performance of duties of directors. New directors will be provided with documents and information on the Company's business to enable the new director to perform his/her duties efficiently.

Chairman of Board of Directors and Chairman of the Executive Committee

The Company has a policy on segregation of duties between the Chairman of the Board, and the Chairman of the Executive Committee, that they shall not be the same person, in order to maintain a balance of power between direction and management functions.

- **The Chairman of the Board** is leader of directors and is responsible for monitoring and supervising management functions of the Executive Committee in accordance with the approved business plan. The Chairman also acts as the chairman of the Board of Directors' and at Shareholders' meetings.

- **The Chairman of the Executive** Committee is the head of the Company's management team, responsible to the Board to achieve the approved business plan and reports the business performance to the Board.

Board Meetings

Meeting schedule is determined in advance to be held six times in a year. Additional meetings may be held as required. At the meeting, the Chairman of the Board will allocate sufficient time for management to provide document and information for discussion on significant issues. All directors are open to discuss and provide opinions including initiating meeting agenda(s). The secretary of the Board is responsible for making arrangement for the meeting, preparing adequate document and information attached to the meeting invitation and send to the directors at least seven days in advance. This will allow the director to have sufficient knowledge of the concerned agenda. The meeting normally takes three hours and it has formal minutes in writing that are always available to the directors for their review. The director who has an interest in the transactions cannot be in the meeting. In year 2006, the Board held regular meetings 5 times and special meetings 2 times, with the participation of the following directors.

Directors	Regular Meetings		Special Meetings	
	Meeting	Participation	Meeting	Participation
Mr. Paron Israsena	5	5/5	2	2/2
Prof. Hiran Radeesri	5	5/5	2	2/2
Mrs. Charintorn Vongspootorn	5	5/5	2	2/2
Miss Peangpanor Boonklum*	5	4/5	1	1/1
Mr. Kraisorn Pornsuthee	5	3/5	2	2/2
Mr. Boonklee Plangsiri	5	5/5	2	2/2
Dr. Dumrong Kasemset	5	5/5	2	2/2
Mrs. Siripen Sitasuwan	5	5/5	2	2/2
Dr. Nongluck Phinainitisart**	4	4/4	1	1/1
Mr. Somprasong Boonyachai	1	1/1	1	-

** Appointed director, independent director and member of the Audit Committee on January 24, 2006.*
*** Resigned from the Board and was replaced by Mr. Somprasong Boonyachai on August 11, 2006 and the registration of change of director was made at the Ministry of Commerce on August 18, 2006.*

The Sub-Committee

The Board of Directors has established three Sub-Committees which are the Audit Committee, the Remuneration Sub-Committee and the Nomination Sub-Committee.

Audit Committee

Members	Position	Meeting	Participation
1. Prof. Hiran Radeesri	Chairman of the Audit Committee and Independent Director	13	13
2. Mrs. Charintorn Vongspootorn	Member of Audit Committee and Independent Director	13	13
3. Miss Peangpanor Boonklum*	Member of Audit Committee And Independent Director	12	10

** The Boards of Directors appointed Miss Paengpanor Boonklum as replacement director on January 24, 2006.*

All three members of the Audit Committee are independent directors and two of which have experience in Finance and Accounting. The term of office is the same as that of the director which is three years and may be re-appointed but not more than two consecutive terms unless the Board of Directors considers otherwise. In 2006, the Audit Committee held 12 meetings and conducted meetings in accordance with the following duties and responsibilities :

- To review that the Company has accurate financial reports in accordance with generally accepted accounting principles and sufficient information disclosure.
- To review that the Company has appropriate and effective internal control systems and internal auditing activities.
- To review whether the Company has complied with the laws on securities and exchange, rules and regulations of the Stock Exchange of Thailand, including the laws relating to the Company's business.
- To select, appoint and review the compensation of the external auditor and hold exclusive meeting with the external auditor at least once a year.

- To review and provide opinions on connected transactions and those that might have conflict of interest including to review the disclosure of information on connected transaction to ensure its correctness and adequacy.
- To review the result of risk management to ensure that the Company has an effective and appropriate risk management system.
- To review Internal Auditing Activities and approve, the appointment, the transfer, and the annual performance evaluation of the Chief of Internal Auditing.
- To prepare the Corporate Governance Report of The Audit Committee and disclose it in the Company's Annual Report. The report must be signed by the Chairman of the Audit Committee.
- To review and approve budget and manpower of the Office of Internal Audit.
- To report activities of the Audit Committee to the Board of Directors at least 4 times a year.
- To carry out audit committee activities, the Committee has the power to invite concerned management or employees to provide opinions, to join meetings or render necessary documents.
- Having power to hire independent consultants or professionals when needed.
- To review duties, responsibilities and conduct self-evaluation annually.
- To perform any assignment by the Board of Directors that has been agreed upon by the Audit Committee.

The members of the Audit Committee also holds meeting among themselves exclusively to consider important problems relating to the management of the Company and notify the Chief Executive officer and the Board of the results of the meeting

The Audit Committee conducted self-evaluation and reported the result to the Board of Directors in the Board of Directors' meeting no.2/2007 on February 23, 2007.

Remuneration Sub-Committee

1. Mr. Paron	Isarasena	Chairman of the Sub-Committee
2. Mr. Boonklee	Plangsiri	Member
3. Mrs. Charintorn	Vongspootorn	Member

The Remuneration Sub-Committee comprises of three members of which the chairman is the independent Director. The two members are one non-executive director and one independent director. The Sub-Committee's scope of work and responsibilities are:

- To determine appropriate and reasonable remuneration, both monetary and non-monetary annually in order to be incentives and maintain the Board, Sub-Committees, and senior Management of the Company.
- To prepare policies and criteria to determine remuneration of the Board for approval by the Board and/or the Shareholders' meeting, as the case may be.
- Report to the Board, and be responsible for providing explanations and clarifications about remuneration of the Board of Directors, in Shareholders' meetings.

In 2006, the Remuneration Sub-Committee took into account the business performance of the Company and the industry-wide standard of directors' remuneration in recommending the directors' remuneration to the Shareholders' meeting, which was within the total amount approved by the Annual General Meeting for the year 2006.

Nomination Sub-Committee

1. Mr. Paron	Isarasena	Chairman of the Sub-Committee
2. Mr. Boonklee	Plangsiri	Member
3. Mrs. Charintorn	Vongspootorn	Member

The Nomination Sub-Committee comprises of three members of which the chairman is the independent director. The two members are one non-executive director and one independent director. The Sub-committee's scope of work and responsibilities are:

- To determine policies and criteria for nominating the board and sub-committees of the Company.
- To nominate directors by considering appropriate persons for approval by the Board, and/ or Shareholders' meeting, depending on the case.
- To select appropriate persons to be nominated as Chairman of the Executive Committee when there is a vacancy and criteria for succeeding senior management.

In 2006, the Nomination Sub-Committee selected and nominated qualified persons for the position of director and submitted to the Board for consideration and approval to recommend to the Annual General Meeting for the year 2006 for appointment as the Company's directors.

In the year 2006, the Remuneration Sub-Committee held two meetings and the Nomination Sub-Committee held three meetings. The Chairman and two members attended all the meetings.

Selection of the Board of Directors

The Company has appointed the Nomination Sub-Committee to select qualified persons who has appropriated educations and experiences. In case there is a vacancy, the Nomination Sub-Committee will review qualification of the persons before nominating a number of them to the Board of Directors. The Board will review and select a nominee director to fit the vacancy and propose at the shareholders' meeting for approval in accordance with rules and regulations specified in the Articles of Association of the Company as follows:

1. Each shareholder shall have a number of votes equal to the number of shares held.

2 Each shareholder may exercise all the votes he/she has under item 1 to elect one or several persons as director or directors. If several persons are to be elected as directors, the shareholder may not allot his/her votes to any person in any number.

3. The candidates shall be ranked in order descending from the highest number of votes received to the lowest, and shall be appointed as directors in that order until all of the director positions are filled. Where the votes cast for candidates in descending order are tied, which would otherwise cause the number of directors to be exceeded, the Chairman is entitled to a casting vote

In the selection of an appropriate director, the Nomination Sub -Committee and the Board of Directors shall select a person who has the qualifications and who possesses no prohibited characteristics under Section 68 of Public Company Limited Act B.E.2535 and the notifications of the Securities and Exchange Commission and the Stock Exchange of Thailand. In addition, the Board also considers competence, knowledge, experience and their managerial skills to assure that the nominee shall be of the best advantage to the Company's business.

The Board of Directors' Self-Evaluation

At the meeting of Board of Directors no.2/2007 on February 23, 2007, the Board of Directors conducted its self-evaluation using the form of the Stock Exchange of Thailand. The Board is of the opinion that its self-evaluation is an important step in the development of good corporate governance and the result of the self-evaluation has been forwarded to the Nomination Sub-Committee for use in the next selection of directors.

Executive Committee

1. Mr. Dumrong	Kasemset	Chairman of the Executive Committee
2. Mr. Somprasong	Boonyachai	Member
3. Mrs. Siripen	Sitasuwan	Member
4. Dr. Nongluck	Phinainitisart*	Member

** Dr. Nongluck Phinainitisart resigned from the Executive Committee on September 15, 2006.*

The Executive Committee comprises the Executive Chairman of the Satellite and International Business Line, the Executive Chairman of the Wireless Business Line, the President, and/or the appropriate person(s), as approved by the Board of Directors. The Board has agreed to their scope of duties and responsibilities in writing at its meeting no.5/2000 on November 13, 2000 amended at its meeting no.2/2005 on February 17, 2005 as follows:

- To establish policies, directions, strategies, and core management structure for business operations in line with economic and competitive conditions that have been defined and declared to shareholders and submitted to the Board for approval.
- To prepare business plans, budgets, and level of authorities and submitted to the Board for approval.
- To monitor policy implementation and management directions in terms of efficiency and as appropriate to business conditions.
- To monitor the operating performance of the Company as it is conducted according to the approved business plan.
- To consider any significant investment project.
- To conduct other Board assignments
- The Committee may delegate power to any individual to conduct business in specific cases or other matters. The delegation shall not include the power to execute conflict of interest or transactions conducted by the Company or subsidiaries as prescribed in the Company's Articles of Association or as regulated by the Securities and Exchange Commission or the Stock Exchange of Thailand, except in the cases which are in compliance with the policy or the criteria approved by the Board.
- The Executive Committee has the authority to approve financial transactions up to 800 million baht. This includes general expenses in normal business operations, project investment, capital asset or fixed asset investments, borrowings, lending, credit line facilities, debt instrument offerings, guarantees, loans or credit guarantees. Exceptions to this are transactions of money deposits and withdrawal, and foreign exchange and interest rate risk hedging instruments. The limits on its authority to approve these issues are set at 2.5 billion baht and 1.5 billion baht, respectively.

The Executive Committee may delegate power to managerial employees to approve one or more such financial transactions according to the Executive Committee's discretion.

The delegation shall not include power to execute conflict of interest or transactions in the Company or subsidiaries as prescribed in the Company's Articles of Association or as regulated by the Securities and Exchange Commission or the Stock Exchange of Thailand, except in the cases which are in compliance with the policy or criteria approved by the Board.

Management Team

1. Dr. Dumrong	Kasemset	Chairman of the Executive Committee - Satellite & International
2. Dr. Nongluck	Phinainitisart	President
3. Mr. Paiboon	Panuwattanawong	Managing Director - IPSTAR Operations

4. Mr. Yongsit	Rojsrivichaikul	Executive Vice President - Marketing and Sales
5. Dr. Avudh	Ploysongsang*	Vice President - Business Development
6. Mr. Atip	Rittaporn	Managing Director - International Business
7. Mr. Kamonmit	Vudhijumnonk	Vice President - Legal
8. Mr. Tanadit	Charoenchan	Vice President - Finance & Accounting
9. Mr. Makin	Petplai	Vice President - Sales Thailand, Indochina & China
10. Mr. Pradeep	Unni	Vice President - Sales Asia, Eastern Europe & America
11. Mr. Teerayut	Boonchote	Vice President - IPSTAR Terminal & Project Implementation
12. Mr. Sivaraks	Phinicharomana	Vice President - Internal Audit
13. Mr. Teerawat	Kusalangkoonwat	Vice President - Management Information Systems
14. Mr. Pramook	Chaiwongwutthikul	Vice President - Engineering and Space Operation
15. Mr. Somnuk	Reantragoon	Vice President - Human Resources

** Resigned from his position on July 1, 2006.*

Remuneration of Directors

Directors Remuneration

The Company established a compensation policy of the Board of Directors at a fair level by comparing it with the survey conducted by the Thai Institute of Directors and adjusted accordingly when there is change. Besides, the Board also considers additional compensation when directors have more duties and responsibilities at the sub committee level.

The monetary remuneration of five members of the Board of Directors in year 2006 was 6,000,000 Baht, composed of monthly allowance, bonus, and meeting allowance. The directors nominated by Shin Corporation and directors who are executives are not entitled to remuneration as director/executive director.

Names of Directors	Board of Director				Sub-Committee				Total Remuneration* 2006
					Meeting Allowance				
	Monthly Allowance	Bonus	Meeting allowance directors	Total	Audit Committee	Nomination Sub-Committee	Remuneration Sub-Committee	Total	
Mr. Paron Israsena	1,800,000	300,000	-	2,100,000	-	-	-	-	2,100,000
Mr. Hiran Radeesri	280,000	500,000	175,000	955,000	350,000	-	-	350,000	1,305,000
Mrs. Charintorn Vongspootorn	200,000	400,000	175,000	775,000	325,000	75,000	50,000	450,000	1,225,000
Mr. Kraisorn Pornsuthee*	200,000	200,000	125,000	525,000	-	-	-	-	525,000
Miss Paengpanor Boonkhum	200,000	270,000	125,000	595,000	250,000		-	250,000	845,000
	2,680,000	1,670,000	600,000	4,950,000	925,000	75,000	50,000	1,050,000	6,000,000

** Monthly Allowance and Meeting Allowance paid between January - December 2006, except for Bonus paid in February 2007 (Recorded as an accural basis)*

Management Remuneration

The monetary remuneration of 14 members of the management in year 2006 was 45.38 million Baht (excluding the remuneration of the Executive Chairman of Satellite and International Business and the remuneration in January - June 2006 paid by Shin Corporation), was composed of salary, bonus, provident fund, and other fringe benefits. Such remuneration was based on the business performance of the Company and the performance of each executive.

Other Remuneration

The Company has an Employee Stock Option Plan (ESOP) planned for a period of five years as a means of motivating and rewarding employees. (Please see more details under "Capital Structure" section.)

Name list of Directors and Employee Who Receive Warrant

Name	Grant I Number of Issues and Offers 8,000,000 Units		Grant II Number of Issues and Offers 4,400,100 Units		Grant III Number of Issues and Offers 5,894,200 Units	
	No. of Unit	Percentage	No. of Unit	Percentage	No. of Unit	Percentage
1. Dr. Dumrong Kasemset	2,436,400	30.46	1,235,200	28.07	1,154,200	19.58
2. Dr. Nongluck Phinainitisart	1,692,800	21.16	637,100	14.48	600,000	10.18
3. Mr. Yongsit Rojsrivichaikul	700,000	8.75	209,800	4.77	550,000	9.33
4. Dr. Avudh Ploysongsang	204,300	2.55	100,000	2.27	160,000	2.71
5. Mr. Kamonmit Vudhijumnonk	203,600	2.55	72,700	1.65	140,000	2.38
6. Mt. Tanadit Charoenchan	162,000	2.03	218,000	4.95	240,000	4.07
7. Mr. Paiboon Panuwattanawong	399,900	5.00	527,300	11.98	700,000	11.88
8. Mr. Makin Petplai	173,800	2.17	209,800	4.77	400,000	6.79
9. Mr. Pradeep Unni	260,700	3.26	209,800	4.77	400,000	6.79
10. Mr. Sivaraks Phinicharomana	221,400	2.77	107,000	2.43	140,000	2.38
11. Mr. Teerayut Boonchote	218,900	2.74	113,200	2.57	240,000	4.07
12. Mr. Teerawat Kusalangkoonwat	379,300	4.74	171,400	3.90	240,000	4.07
13. Others	946,900	11.84	588,800	13.38	930,000	15.78
Total Warrants Issued	8,000,000	100.00	4,400,100	100.00	5,894,200	100.00

Note: Proportion of warrants under Grant I and Grant II equal to 1 warrant to 2.04490 common stock.

Proportion of warrant Grant III equal 1 warrant to 1.02245 common stock.

The Annual General Meeting of Shareholders for the year 2005 on March 31, 2005 approved the Employees Stock Option Plan, Grant IV (ESOP; Grant IV) to the total amount of 7,562,100 units.

The list of directors and employees entitled to receive warrants under ESOP, Grant IV is given below :

Names	No. of Warrants Allocated (Units)	% (of the Program)
1. Dr. Dumrong Kasemset	929,900	12.30
2. Dr. Nongluck Phinainitisart	500,000	6.61
3. Mr. Yongsit Rojsrivichaikul	440,000	5.82
4. Dr. Avudh Ploysongsang	140,800	1.86
5. Mr. Kamonmit Vudhijumnonk	105,900	1.40
6. Mr. Tanadit Charoenchan	250,000	3.31
7. Mr. Paiboon Panuwattanawong	900,000	11.90
8. Mr. Makin Petplai	400,000	5.29
9. Mr. Pradeep Unni	350,000	4.63
10. Mr. Sivaraks Phinicharomana	136,100	1.80
11. Mr. Teerayut Boonchote	250,000	3.31
12. Mr. Teerawat Kusalangkoonwat	225,000	2.98
13. Mr. Atip Rittaporn	400,000	5.29
14. Mr. Komsan Serepapong	70,000	0.93
15. Mr. Jiroj Srinamwong	70,000	0.93
16. Other employees	2,394,400	31.66
Total Warrants Issued	**7,562,100**	**100**

Note: Proportion of warrants under Grant IV equal to 1 warrant to 1.02245 common stock.

The Annual General Meeting of shareholders for the year 2006 held on April 24, 2006 approved the Employee Stock Option Plan, Grant V (ESOP: Grant V) in the total amount of 10,058,800 units.

The list of directors and employees entitled to receive warrants under ESOP: Grant V is given below :

Names	No. of Warrants Allocated (Units)	% (of the Program)
1. Dr. Dumrong Kasemset	1,099,800	10.93
2. Dr. Nongluck Phinainitisart	900,000	8.95
3. Mr. Paiboon Panuwattanawong	1,100,000	10.94
4. Mr. Atip Rittaporn	450,000	4.48
5. Mr. Yongsit Rojsrivichaikul	800,000	7.95
6. Mr. Pramook Chaiwongwutthikul*	170,000	1.69
7. Mr. Pradeep Unni	440,000	4.37
8. Mr. Makin Petplai	600,000	5.96
9. Mr.Teerayut Boonchote	350,000	3.48
10. Mr.Teerawat Kusalangkoonwat	300,000	2.98
11. Mr. Kamonmit Vudhijumnonk	150,000	1.49
12. Mr. Sivaraks Phinicharomana	150,000	1.49
13. Mr. Tanadit Charoenchan	300,000	2.98
14. Dr. Avudh Ploysongsang**	50,000	0.50
15. Mr. Jiroj Srinamwong	150,000	1.49
16. Other employees	3,049,000	30.31
Total Warrants Issued	**10,058,800**	**100**

** Mr. Pramook Chaiwongwutthikul became Vice President for Satellite Engineering & Operation on July 1, 2006.*

*** Dr. Avudh Ploysongsang resigned from the Company on July 1, 2006.*

The Rights and Equitable Treatment of Shareholders and Stakeholders

The Rights and Equitable Treatment of Shareholders

The Company has a policy to conduct shareholders' meetings according to the laws and guidelines prepared by regulatory authorities. In 2006, there was one shareholders' meeting which was the annual general meeting of shareholders of the Company held at the Auditorium Meeting Room, Shinawatra Tower 3, 9th Floor, no.1010 Vipavadee Rangsit Road, Chatuchak, Bangkok. The agenda of the annual general meeting of shareholders were announced in the Company's website on the date the Board of Director approved the calling of the meeting and the agenda to enable the shareholders to know of the date and the agenda of the meeting even before the notice for the meeting was sent. The invitation letter to the meeting, together with information on the meeting agenda, was distributed to shareholders approximately 21 days before the meeting date. This meeting was attended by the Chairman of the Board of Directors, Chairman of the Audit Committee, Chairman of the Nomination Sub Committee, Chairman of the Remuneration Sub Committee, Directors, and members.

In each shareholder meeting, every shareholder has rights, including equitable treatment in acknowledging the information, rendering opinions and questioning according to the meeting agenda and issues under discussion. The Chairman of the meeting shall allocate sufficient time for each matter as well as promote queries and discussion. The shareholders will receive the agenda for the meeting and other documents for the meeting in advance both by post and via the Company's website.

In each shareholder meeting, the Company shall appoint at least one independent director to be the proxy for shareholders who cannot attend the meeting, and inform earlier on the invitation letter. The Company also educates shareholders to understand their roles and encourages them to exercise their rights to protect their interests by distributing the pamphlet from the Stock Exchange of Thailand regarding "Good Shareholder Practice". The pamphlet contains various important topics for shareholders such as the role of shareholders in overseeing the performance of the Board and Management, approving the financial statements, the appointment of the Company's auditors, the appointment of directors, and fixing their remuneration, approving the increase in the Company's registered capital and connected transactions, the voting process and the questioning of directors and management, including demanding remedy in case their rights are violated and forming an association to protect shareholders' rights.

The Rights and Equitable Treatment of Stakeholders

The Company is aware of the rights of stakeholders, and has a policy to ensure awareness by appropriately prioritizing stakeholders such as shareholders, employees, executives, customers, partners, creditors, society and the public. There is also cooperation between stakeholders about their roles and responsibilities in order that the Company can run its business smoothly, strongly, and fairly respond to the benefit of all stakeholders.

Shareholders : the Company intends to run the business for shareholder satisfaction by maintaining the Company's profitability, adequate information disclosure, reliability and equitability.

Employees : the Company aims to develop a culture and work environment which is conducive to open-mindedness and respect for each individual's ideas to achieve the same objective and vision, which is to create new innovations and improve existing products.

Customers : the Company has acquired ISO 9000 Certification to assure customer satisfaction that products and services are of international quality.

Suppliers : the Company's business partnerships are made while considering its effect on the Company, compliance with laws and regulations, and fair trade. These relationships were made to benefit the value chain to the customers.

Competitors : the Company's policies support fair trade and free trade. The Company does not try to force a monopoly through its partners.

Society : the Company's objective does not only include profit-making. The Company realizes its obligation to society, thus it tries to open opportunities for everyone to participate in activities that will be beneficial to everyone concerned both here and abroad.

Conflict of Interest

Acceptance of money or other benefits

The directors, executives or employees having interests which may compromise them in the

performance of their duties and affects the interests of customers and the Group shall comply with the followings.

1. The directors, executives and employees shall not accept personally money, gift or other things from customers, suppliers or other persons due to the fact that he or she is acting in the name of the Company. In the

case they are offered gifts, or things not in the form of cash by customers, suppliers or third parties, they may accept such gifts, interests or things if such giving are in accordance with the custom or the events provide that such gifts or things are appropriate to the occasions and have a value not exceeding Baht 5,000. In case he or she has to accept gifts or things worth more than Baht 5,000, he or she shall report to his/ her superior for consideration.

2. The directors, executives and employees shall not borrow money or ask for donation from customers or persons doing business with the Company except borrowing money from the banks or financial institutions as their customer.

3. The directors, executives and employees may accept invitation to a business party in the Company's business interest but should avoid the invitation if such business party is inappropriate considering the relationship such person has or may have in the future with the Company.

4. The directors, executives, and employees may accept invitation for training, observation tour or seminar the expenses for which are paid by the customer/ supplier of the Company, provide that it is strictly for the Company's business interest and approved by the superior and there is no other money or gifts given.

5. The Company has no policy to second the executives to be director of any company outside the Group. The executives ranking PG 13 and above must receive approval from appropriate superior for becoming a director of other companies except in non-profit charitable organizations and the holding of such directorship will not constitute a breach of the Laws or Regulations concerning the Company's business and shall not be for the purpose of using his/her position with the Company to promote other business interest. To be a director of a company outside the Group, the executives ranking PG 13-15 must receive approval from the Executive Chairman, the executives ranking UC must receive approval from the Executive Committee and the executives who are the President, the Executive Chairman or the director of the Company must receive approval from the Board of Directors.

Information Disclosure and Transparency

The Company values accurate, complete, thorough, and timely disclosure of financial, operational, and other relevant information for investors and concerned persons to use in investment decisions. This disclosure is made through communication channels via the Stock Exchange of Thailand (SET), the Securities and Exchange Commission (SEC), and the Company's Internet web site. The Company has also established an Investors Relations Department to be responsible for communicating useful information to shareholders, investors, analysts, as well as preparing policies and handbooks for investor relations activities and information disclosure to the Stock Exchange in order to ensure that the Company fully complies with laws, rules and regulations.

Other than information disclosure according to the law, the Company also holds quarterly Mini Info Meetings to disclose operational performance to investors, analysts, fund managers, and interested persons, by a member of the Executive Committee to give explanations and reply to queries as they arise. Interested persons can contact and request information from the Investors Relations Department, tel. no. 02-596-5072-3, or search the website www.thaicom.net./ir

In the year 2006, the Company used such Web to notify the shareholders of the agenda of the AGM and relevant information more than one month before the actual meeting.

Internal Control, Internal Auditing Activities and Risk Management

Internal Control and Internal Auditing Activities

The company has established Internal Control systems according to the standards set by the SET and the Committee of Sponsoring Organizations of the Treadway Commission or COSO. The Internal Control Framework consists of five components

1. Control Environment

The Company has set up internal control systems in the areas of finance, accounting, operation, organization, and human resources including power of authority and finance authority based on the Good Corporate Governance policy of Shin Corporation.

2. Risk Assessment

The Company has formed a Risk Management Committee and developed a risk management system based on recommended Enterprise Risk Management activities of COSO, customized to align with the Company's business and its continuing development.

3. Control Activities

The Company has created control mechanisms for management and executives by adopting the Quality Management System of the ISO to align operations with the customer's vision and other control activities which emphasize information reliability, asset safeguarding, and compliance with the rules and regulations of the Company and outside authorities and to strengthen information security.

4. Information and Communication

The Company realizes the importance of its information system and the distribution of information to both inside and outside through its intranet and website. A culture of openness is promoted to emphasize communication between all levels.

5. Follow-up and Monitoring

The Company conducts performance assessment of employees two times a year and reports financial performance quarterly through a meeting with investors and other interested parties.

In the Board of Directors' Meeting no. 2/2550 on February 23, 2007 with the Audit Committee also attending, the sufficiency of the control of important document and internal control system were evaluated with five different measures, including organizational control and environment, risk management, management control activities, information systems and communication, and monitoring systems. The evaluation concluded that the Company has sufficient control of important document and internal control system, especially management control, to enable the Company, to safeguard assets from unauthorized persons and business transactions are conducted in accordance with approved level of authority, including being properly recorded to ensure reliability and accuracy of financial statements. The Company maintains documentary systems to make it available in a timely fashion for auditing process by external auditors and government authorities. Besides, there is a continuous development of the appropriate risk management system.

The Company has an independent Internal Audit Office with approved charter from the Audit Committee and Management by reporting functionally to the Audit Committee and administratively to the CEO particularly on the day to day administrative transactions. The Internal Audit Office has unlimited access to information, personnel and all departments to achieve auditing activities and reports its result to the Audit Committee and CEO to activate corrective and preventive actions as well as continuous improvement on the timely fashion.

In 2007, the Internal Audit Office adopted the results from risk management activities as information based to prepare its risk based audit plan from 2005-2007. The plan covered reliable of information on accounting and finance, efficiency and effectiveness of operation, compliance with rules and regulations, development of information technology and communication and development of quality management systems under ISO requirements. The Office also developed non-audit activities such as consulting on internal control of operation on newly business line. In addition, the Office had encouraged and trained internal auditors in modern internal auditing of the Institute of Internal Auditors for their learning and growth.

The Internal Audit Office and PricewaterhouseCoopers ABAS Co., Ltd. did not find any material non-conformance of the control of important document and internal control systems in 2006.

Risk Management

The Company practiced risk management in accordance with the Risk Management Handbook and Guidelines of Shin Corporation Public Co. Ltd., by educating the staff, as well as conducting workshops and established a Risk Management Committee comprised of the President and management at different levels.

The Committee designed various steps of risk management concurrently with guidelines from the Stock Exchange of Thailand and typical management procedures which starts from analysis of internal and external environment, vision, mission and objective setting, strategies and measurement, risk identification and impact evaluation, prevent and lessen its impact through the business plan and internal control activities including, regularly reporting its results to the Board of Directors. Therefore, risk management of the Company becomes a continuous process supported by all levels.

In 2006, the Risk Management Committee had assigned KPI regarding learning and growth on the Enterprise Risk Management (ERM) resulted in training and workshop for CEO and Department Managers. The objective is to implement ERM starting from objective setting, KPI linkage, action plan, risk assessment and control activities just to assure that the KPI would be achieved accordingly. As of December 31, 2006, management and key employees were participated in the ERM activities more than 90%.

Corporate Philosophy and Code of Conduct

In order to maintain operational standards and business ethics, the Company has established a written philosophy and code of conduct in order to become a leading company at both local and international levels that is recognized as responsible to employees, shareholders, customers, competitors, partners, creditors, and society, including the use of information, information disclosure, conflict of interest, safeguarding of company assets, participation in political activities, legal and regulatory compliance, good corporate governance, and reliable reporting.

The Company designs reporting channels for management and employees to identify transactions that may conflict with the above standards independently though an Ethical Hotline on the internal website of the Company.

The Company also prepares a program to build awareness on business ethics for management and employees through various steps as follows:

1. Provide basic knowledge of Ethics such as in the orientation for new employees.

2. Provide continuous knowledge of Ethics such as presentation of motion picture and ethical information in the Company intranet.

3. Stimulate ethical behavior in practice such as questionnaire distribution to all employees, result disclosure and maintain statistical surveys for progressive analysis of the program.

In 2006, the Company joined with Shin Corporation Public Company Limited and its subsidiaries revised the

Code of Conduct and raised it up to the international standards and established the Ethic Committee on September 18, 2006 to promote and supervise the ethical compliance.

Inside Information

The Company is committed to ethics, integrity, and honesty in carrying out business with customers, partners, and shareholders and has Code of Conduct as a guideline for management and employees to adhere to. Disclosure of inside information by employees or management to others or for their own interests or involvement in activities that may lead to conflict of interest is considered severe misconduct and may subject them to disciplinary action.

In addition, the Company prohibits employees and management who work in the department or business unit that know inside information to buy or sell the Company's marketable securities during a month before disclosure of financial statements to the public.

The Company also notifies directors and management of their duties to report, in accordance with the format and schedule of the Securities Exchange Commission (SEC), his or her status as security holders and submit the reports on the same day to the SEC and the Company. The coverage of this requirement extends to their spouses and minor children as well.

Regarding supporting data or document within the group of companies, data rules have been issued to prevent leaked information e.g. requesting letter of confidentiality and prohibiting of photo copies without permission.

Employees

As of 31 December 2006, the Company and its affiliated companies have 2,321 employees divided by type of business as follows :

Company	Full-time	Temporary
Shin Satellite Public Company Limited	404	31
Engineering	222	20
Marketing and Sales	64	1
Others	118	10
Shin Broadband Internet (Thailand) Company Limited	47	14
Cambodia Shinawatra Company Limited	301	37
Lao Telecommunications Company Limited*	1,358	104
IPSTAR Australia PTY Limited	19	-
IPSTAR New Zealand Limited	5	1
Total	**2,134**	**187**

** Total employees but the Company recognizes employee compensation of LTC according to stakeholder proportion (49%) in the Financial Statement.*

The compensation for employees of the Company and its subsidiaries includes salary, pension fund, and other benefits. In 2006, the compensation paid to the Company's employees was Baht 486 million. (including employee compensation of LTC according to stakeholder proportion: 49%).

The Company has employee development programs which aim to balance employees' needs and the Company's benefits in general. Employee development courses are designed and employees at all levels are encouraged to be trained systematically and continuously so that they can carry out their current duties efficiently and ready for higher responsibilities in the future. The Company has in-house training and also sends employees for external training both locally and internationally.

Related Transactions

During the year 2006, the Company and its subsidiaries have the following list of related transactions, as disclosed in the Notes to the Financial Statements by the Auditor, as follows :

Related Companies/Parties	Transaction	Value of Related Transaction at 31 December 2006 (millions of Baht) Consolidated	Reason
Shin Corporation Public Company Limited/ major shareholder of the Company, with joint directors. - Holding company by acquiring a controlling interest in various companies.	1. Expenses and other payment. - Consultancy and Management fee. The Company hired SHIN for consultancy at Baht 2,083,000.33 per month and for management on the actual cost basis. (The monthly consultancy charges represent the cost of consulting executive, while the financial management fee is charged at market rates for the actual work done. Charges for the consultancy related to the Group Value Added Services will be charged at the percentage of 0.15 of total assets but not exceeding Baht 25 million per year.) - Other account payable	 22.05 13.64	This is a policy of SHIN for overseeing subsidiaries when holding shares and for managing them. The contract value of consultancy and management fees are calculated per annum basis at the percentage of total asset at the end of preceding year. SHIN hired an independent consultant who is a third party to ensure that the consultancy, management, and financial management charges are at the market rates. However, this contract was terminated in July 2006.
Advanced Info Service Public Company Limited (AIS)/ SHIN is a major shareholder holding 42.78% and joint directors.	1. Revenues from sales and services. AIS leased transponders on Thaicom. - Trade account receivable	78.11 7.34	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customer.
- Engages in mobile phone service provider business.	2. Expenses and other payments. The Company paid money for mobile phone services of the executives and employees. - Trade account payable and other account payable	2.56 0.41	A normal trade transaction conducted as with external customer.

Related Companies/Parties	Transaction	Value of Related Transaction at 31 December 2006 (millions of Baht) Consolidated	Reason
ITV Public Company Limited/ SHIN is a major shareholder holding 52.92% and joint directors.	1. Revenues from sales and services. ITV leased transponders on Thaicom.	39.13	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customer.
	- Trade account receivable	-	
- Engages in television broadcasting business.	2. Expenses and other payments. The Company paid for ITV's air time.	0.01	Service fee was charged under normal contract and business conditions as with external customer.
	- Trade account payable and other account payable	0.01	
CS LoxInfo Public Company Limited (CSL)/ Subsidiary of the Company is a shareholder holding 40.02% and joint directors.	1. Revenues from sales and services. CSL leased transponders on Thaicom and purchased IPSTAR User terminals.	22.82	The Company is the only service provider of transponder leasing in the country and distributor of IPSTAR user terminal in the country. Service fee was charged under normal contract and business conditions as with external customer.
	- Trade account receivable	6.35	
- Engages in internet service provider business and uplink service.	2. Expenses and other payments. The Company paid for uplink service and internet service.	45.13	A normal trade transaction conducted under normal contract and business conditions as with external customer.
	- Trade account payable and other account payable	39.33	
SC Matchbox Company Limited (SMB)/ ITV is a major shareholder holding 99.96%.	1. Revenues from sales and services. SMB leased transponders on Thaicom on occasional basis.	0.73	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customer.
	- Trade account receivable	-	
- Engages in advertising agency business, through all kind of advertisement media.	2. Expenses and other payments. The Company hired SMB for advertisement and public relation services such as printed media, logo design.	1.39	To provide publicity on the Company's services. Service fee was charged under normal contract and business conditions as with external customer.
	- Trade account payable and Other account payable	1.78	

Related Companies/Parties	Transaction	Value of Related Transaction at 31 December 2006 (millions of Baht) Consolidated	Reason
I.T. Application Service Company Limited/ SHIN is a major shareholder holding 99.99%. - Provides computerized management software package, related programs and consultancy.	1. Expenses and other payments. The Company used its accounting software programs. - Trade account payable and Other account payable	4.93 1.17	To be used in accounting system. The software was bought at market prices.
Singapore Telecommunications (STC)/ A major shareholder of SHIN, holding 56%.	1. Expenses and other payments. The Company leased transponder from STC. - Trade account payable and Other account payable	1.74 1.17	The Company leased transponder from STC in order to provide ProTrunk service to customers. Service fee was charged under normal contract and business conditions as with external customer.
Codespace Inc./ The Company and Codespace Inc. jointly hold shares at 70%:30% in Spacecode LLC. - Provides communication engineering and electronic technology development services.	1. Expenses and other payments. The Company hired Codespace to develop products for IPSTAR project. - Trade account payable and Other account payable	17.69 1.32	Codespace Inc. is an expert in broadband technology. The service fee was charged at an hourly rate plus actual expenses.

Necessity and Justification of Related Transactions

In 2006, the Company and its subsidiaries had related transactions as shown in note 29 of the audited financial statements for 2006. The auditor remarked that those transactions which the Company had undertaken with Shin Corporation Plc. and Temasek Group - such as its subsidiaries, associated companies, and joint venture companies; as well as with the directors and other enterprises in which Shin Corporation Plc, Temasek., or the Company had significant influence, directly or indirectly.

The Shinawatra family and its related parties ceased to be related parties of the Group from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

The Company set the sale and purchase prices for goods and services to the related parties at the same commercial rate and with the same contracts and terms as those normally set to external customers.

Crucial and non-customary transactions are adhered to the rules laid down by the Securities Exchange Commission (SEC) and the Stock Exchange of Thailand (SET). These transactions had been examined and approved by the Audit Committee to ensure the necessity and justification to the Company.

Methods of Related Transactions

Shin Satellite Plc., a listed company on the Stock Exchange of Thailand, seeks to create maximum benefit to the shareholders. It has a policy to disclose sufficient information to investors and to abide by the rules, regulations, and laws of the country in which it conducts business. In order to undertake related transactions correctly and in accordance with good governance principles so as to provide investors with sufficient information for investment decision, the Company has formed a list of companies in the group and the related parties for consideration as the following.

For related transactions between the Company and its subsidiaries and related parties, the Company applies the same business processes and practice as with outside parties (Arm's length basis) for the maximum benefit to the Company. It must provide certain trade conditions whereas the price and terms and conditions are fair and shall not create any conflicts of interest. In case it is unclear whether or not the price of the related transactions is under Arm's length basis, the Company must refer to the Audit Committee for examination prior to the transaction.

The Company has authorized executives designated and empowered to endorse up to a certain limit of budget according to their respective rank and position. However, the Company prohibits the approval authorities to those directors and management who may gain benefits from or have conflict of interest to the related transaction. In addition, these directors and management shall not attend meetings related to the transaction and are prohibited to vote. The Audit Committee is responsible for examination of related transactions between the Company and its subsidiaries and related parties to ensure the trade conditions and price are normal business practices and in accordance with the Board of Directors' approval. The examinations of related transactions shall be disclosed in the Audit Committee Report. However, related transactions between the Company and related parties who hold shares of less than 10% shall not be examined by the Audit Committee in accordance with the Announcement of the SET on the Disclosure of Information of Related Transactions.

Related transactions, commonly regarded as a normal business practice, are conducted in the same way as with external customers, with fees and remuneration set within the established rate. It must be approved according to the Company's financial practices and regulations. The Vendor selection process must be regularly reviewed to ensure fair competition from outside vendors who may offer more advantages to the Company and who also serve as outside reference sources for price and terms comparison.

The Company discloses information about related transactions in accordance with the Thai Generally Accepted Accounting Principles, Article. 47, regarding the disclosure of information about related parties, as well as in accordance with the regulations laid down by the SEC and SET. The Accounting Department lists all related transactions each quarter for the consideration of the Audit Committee to comment on the necessity and justification with regard to the Company's best interest. The observation is then forwarded to the Board of Directors.

Future Policy or Tendency of Related Transaction

In the future, the Company may engage in related transactions, both through the normal trade and business transactions and non-customary transactions, as appropriated. For transaction that may require the service of specialist, the Audit Committee will, then, hire a specialized consultant to opine on such related transaction. The related transaction will be based on trade conditions that can be referred to from a similar transaction conducted with external customers. The Company will fully abide by the laws concerning the SEC and SET's rules, announcements, orders, or SEC regulations, including following regulations and practices regarding disclosure of information of related transactions and acquisition of or disposal of important assets of the Company or its subsidiaries. Information of related transactions will be disclosed in the notes to the audited financial statements.

Management's Discussion and Analysis : SATTEL

I. Overview

2006 Revenue surges 22.5%

Shin Satellite Plc's consolidated sales and service income in 2006 increased by 22.5% over the previous year due to a significant growth in UT sales as well as a continued growth in the number of telephone and internet users in both Cambodia and Laos. Revenues from the telephone and internet business enjoyed increases of 20.2% and 23.1% respectively over last year.

The Company's 2006 net loss was Baht 46 million after a gain on exchange of Baht 1,903 million in 2006 due to a loss on the write-off costs of Baht 964 million of the Thaicom 3 satellite and the depreciation arising from Thaicom 4. Moreover, the Company commenced to record the depreciation costs of Thaicom 5 assets as expenses from July 2006. The interest related to the IPSTAR and Thaicom 5 projects was also recorded as an expense. However, if the write-off costs of Thaicom 3 satellite net of deferred income tax were not taken into account, the Company's 2006 net profit would be Baht 629 million.

With the adoption of deferred tax policy, the Company had an adjusted net profit of Baht 1,337 million in 2005, an increase of Baht 129 million from the previous figure.

The Company's total shared net income from its associate in 2006 was Baht 86 million, increased by 16.2% from 2005. CS Loxlnfo Plc ("CSL") declared a dividend for 2006 of Baht 0.74/share.

Lao Telecommunications ("LTC") announced it would pay a dividend of USD 8 million for the performance of 2006, thus the Company will receive a dividend of USD 3.92 million in line with its 49% ownership.

II. Business Summary

Transponder leasing and related business

Commence service on Thaicom 5 in July 06 with an expected useful life of 14 years

After the shipment of the Thaicom 5 satellite to Guiana Space Port in French Guiana on April 21, 2006, it was successfully launched into orbit at 78.5 degrees East on May 28, 2006 and fully tested in orbit on July 12, 2006 following its launch. The Company evaluated its useful life at 14 years and transferred all the customers' traffic from the Thaicom 3 satellite to the newly launched Thaicom 5 satellite. Then, Nepal Television Corporation was the first new regional broadcasting customer on the Thaicom 5 platform. With no adverse effect on the customers, the Thaicom 3 satellite was deorbited on October 2, 2006 as it experienced power loss.

No adverse effect from the deorbit of Thaicom 3

66,056 UTs at the end of Q4/06

Currently, the total number of satellite user terminals provided by the Company at the end of Q4/2006 was 66,056. The Company completed the installation of the 10 IPSTAR gateways in 7 countries; Thailand, Vietnam, Australia (2 gateways), New Zealand, Myanmar, China (3 gateways), and Cambodia. Moreover, it has continued the expansion plan to increase broadband satellite service coverage to the rest of Asia-Pacific region. In 2006, it continued to develop new broadband satellite products and applications, such as the introduction of the new Enterprise Series and iCON Consumer Series. In July, 2006, the new Mobile VSAT Vehicle (MVV) was introduced to the market. Subsequently, the Company partnered with RaySat Antenna System LLC to offer the most powerful mobile broadband solution for moving vehicles (IPSTAR "iMOVE") in the current market using the Thaicom-4 (IPSTAR) satellite. It is ideal for high performance and cost-effective mobile video, voice, and data applications.

The utilization of transponders of Thaicom 1A, 2 and 5 has continued to increase especially by foreign broadcasting companies.

Telephone business

Mobile telephone subscribers of both CamShin and LTC continued to grow and the end of 2006 the number of subscribers of CamShin and LTC increased by 15.8% and 34.1% respectively over the previous year. There was a large expansion of Laos mobile-telephone market due to intense competition among major distributors of mobile phone handsets. They offered handsets of various models and high technologies and each mobile service provider implemented various sales promotion campaigns.

In October 2006, CamShin launched its new international calling service using VoIP. Both CamShin and LTC will commence 3G mobile services in Q2/07 and in the middle of 2007 respectively.

Internet business

In April 2006, CS Loxlnfo Plc (CSL) acquired AD Venture Company Limited (ADV) by means of purchasing 51% of its common share from Shin Corporation Plc (SHIN). After that, CSL purchased ADV's additional common share from Mitsubishi Corporation and Mitsubishi (Thailand) Company Limited in July 2006, and from SHIN in September 2006. As a result, CSL now holds 100% of ADV's registered capital stocks.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amout (MBt)		Change
	2006	2005 (Restated)	YOY (%)
Sales and service income	6,846	5,589	22.5%
Share of net results from associate	86	74	16.2%
Revenue from insurance compensation	-	1,083	(100.0%)
Cost of sales and service	5,921	3,900	51.8%
SG&A expenses	1,255	1,010	24.3%
Loss on write-off of property and equipment under concession	964	-	100.0%
Impairment loss of property and equipment under concession	-	400	(100.0%)
EBIT*	(330)	679	(148.6%)
EBITDA**	2,654	2,288	16.0%
Net profit before loss on write-off and impairment of property and equipment under concession	629	1,617	(61.1%)
Net profit	(46)	1,337	(103.4%)
EPS (Baht)	(0.04)	1.34	(103.0%)

* *EBIT = Sales and service income - Cost of sales and service - SG&A*

** *EBITDA = EBIT + Depreciation and Amortization*

Sales and service income

Consolidated sales and service income in 2006 was Baht 6,846 million, an increase of Baht 1,257 million, or 22.5%, compared to Baht 5,589 million in 2005. This resulted from an increase in revenues from satellite and related services, telephone, and internet services.

Sales and service income	2006	2005 (Restated)	%YoY
Transponder and related services	4,360	3,523	23.8%
Telephone services	2,406	2,001	20.2%
Internet services	80	65	23.1%
Total	**6,846**	**5,589**	**22.5%**

Satellite leasing and related services

Revenue from satellite transponders and related services in 2006 was Baht 4,360 million, an increase of Baht 837 million, or 23.8%, compared to Baht 3,523 million in 2005, as disclosed in the following table :

Transponder and related services	2006	2005 (Restated)	%YoY
Thaicom 1A, 2, 3, 5 and related service	2,558	2,449	4.5%
IPSTAR service	1,802	1,074	67.8%
Total	**4,360**	**3,523**	**23.8%**

- Revenue from the Thaicom conventional satellite business in 2006 was Baht 2,558 million, an increase of Baht 109 million, or 4.5%, from Baht 2,449 million in 2005. This was due to a growth in revenue from satellite TV services, for which the Company provided transponder leasing services while CSL offered uplink-downlink services. Also, the increase was from system integration services for new customers, for which the Company designed, procured, and installed equipments and the satellite system in order to meet customer demand. However, in 2006, the revenue growth from these increased utilizations was offset by a revenue drop from the continued appreciation of the Thai Baht.

- IPSTAR service revenue was Baht 1,802 million this year, an increase of Baht 728 million, or 67.8%, compared to Baht 1,074 million in 2005. It was mainly driven by UT sales volume totalling 39,929 UTs in 2006, an increase of 121.9%, compared to 17,992 UTs in 2005. Two major projects were responsible for the increase in UTs sales, the Australian Government's project to provide broadband Internet access in remote areas and in Thailand where TOT increased the sale of UTs by using the IPSTAR system to supplement its existing telephone network. Moreover, the utilization of the Thaicom 4 satellite transponder was also higher.

In 2006, there was a continued growth in broadband internet subscribers in the Asia-Pacific region. Consequently, the Company aimed to develop its broadband system to meet customer demand of connection speed as well as to create new models of user terminal that are more efficient and cheaper. Furthermore, it has provided various types of value-added services to meet customer demand of satellite utilization and to offer efficient Turnkey services. These are the factors that will drive its Thaicom 4 utilization rate and UT sales in the future.

Telephone services

Because of the growth of telephone subscribers in both Cambodia and Laos, the Company's revenue from the telephone service business in both Cambodia and Laos in 2006 was Baht 2,406 million, an increase of Baht 405 million, or 20.2%, compared to Baht 2,001 million in 2005. Especially in Laos, there was a significant growth rate of mobile phone subscribers so that the number of LTC's subscribers, dominated by prepaid subscribers increased considerably, and its revenue from other services especially international calling service also increased. CamShin's increased revenue was mainly from its mobile telephone service for prepaid subscribers and from its interconnection charge. As at the end of 2006, CamShin and LTC had 276,925 and 632,829 subscribers, respectively.

Internet services

Revenue from the Internet service business in 2006 was Baht 80 million, up by 23.1% from Baht 65 million in 2005, due to an increase in the number of Internet users of CamShin and LTC.

Cost of sales and service

The Company reported total costs for 2006 of Baht 5,921 million, an increase of Baht 2,021 million, or 51.8%, compared to Baht 3,900 million in 2005. This was in line with an increase in revenue from the satellite business and the telephone business. Costs accounted for 86.5% of sales and service income, rising from 69.8% in 2005.

Cost of sales and services	2006	2005 (Restated)	%YoY
Transponder and related services	4,708	2,803	68.0%
Telephone services	1,133	1,012	12.0%
Internet services	80	85	(5.9%)
Total	**5,921**	**3,900**	**51.8%**

Costs of satellite and related services

Costs relating to satellite and related services in 2006 were Baht 4,708 million, an increase of Baht 1,905 million, or 68%, from Baht 2,803 million in 2005. In 2006, cost associated with satellite and related services accounted for 108% of its revenue, going up from 79.6% in 2005. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets at the year end as well as an increase in the cost of UT sales.

Satellite and related services	2006	2005 (Restated)	%YoY
Thaicom 1A, 2, 3, 5 and related service	1,635	1,636	(0.1%)
IPSTAR service	3,073	1,167	163.3%
Total	**4,708**	**2,803**	**68.0%**

- A Baht 1 million or 0.1% decrease in the cost relating to the Thaicom conventional satellite and related business from last year, was due to no amortization of Baht 306 million of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, when all of its customers were transferred to Thaicom 5 satellite offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite. As a result, the cost of the Thaicom conventional satellite business to revenue was 63.9%, falling from 66.8% in 2005.

- A Baht 1,906 million or 163.3% increase in the cost of providing IPSTAR services from last year, was caused by an increase in the costs relating to the Thaicom 4 satellite which commenced service in December 2005; for instance, the amortization of the Thaicom 4 satellite and its ground equipment of Baht 1,074 million, a concession fee to MICT of Baht 40 million, the Thaicom 4 in-orbit insurance cost of Baht 264 million, and the cost of UT sales corresponding to an increase in the sales volume. The cost of IPSTAR service to revenue was 170.5% in 2006, rising from 108.7% in 2005.

Costs of telephone services

Costs relating to the telephone business amounted to Baht 1,133 million, an increase of 12% from Baht 1,012 million in 2005 due to increases in the amortization of the telephone network, revenue sharing to the Cambodian government, and electricity cost. The cost of telephone service to revenue was 47.1% in 2006, dropping from 50.6% in 2005, because of a large increase in prepaid service revenue.

Costs of Internet services

Costs relating to the Internet business in 2006 were Baht 80 million, a decrease of 5.9% from Baht 85 million in 2005.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 1,255 million in 2006, an increase of Baht 245 million, or 24.3%, compared to Baht 1,010 million in 2005. This was mainly due to the amortization cost of IPSTAR funding of 137 million in 2006 and an increase in staff cost of Baht 80 million from last year.

Non-recurring items

In 2006, there was a loss on write-off of property and equipment under concession of Baht 964 million that was mainly due to the heavy write-off of Baht 958 million of the Thaicom 3 satellite and its advanced in-orbit insurance cost of Baht 6 million. In 2005, the Company recorded the Thaicom 3 impairment of Baht 400 million as there was a change in the useful life of the Thaicom 3 satellite. However, such write-off and impairment were non-cash items and would not have an effect on the Company's ability to conduct its business.

Interest expense

Interest expense was Baht 954 million, an increase of Baht 761 million, or 394.3%, compared to Baht 193 million in 2005, due to the interest associated with the IPSTAR project commencing service in December 2005 and the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

394.3% increase in interest expenses for IPSTAR and Thaicom 5

Exchange rate

As a result of early adoption of accounting policies for derivative financial instruments in Q4/2006 and the strengthening of the Thai Baht in 2006, the Company reported a gain of Baht 1,903 million from foreign exchange this year, while it recorded a gain of Baht 40 million in the previous year.

Share of net results from investment - equity method

Because of the adoption of accounting policy for deferred tax, the share of net results from investment in 2005 was restated and reduced from Baht 113 million to Baht 74 million. The share of

net results from investment in CSL was Baht 86 million in 2006. This was an increase from last year due to the full recognition of TMC performance by 100% of the revenue from its Thailand YellowPages business and Voice Info Service from 3Q/2005 onwards, while CSL recognized only 63.25% of TMC's performance in the first six months of the year 2005. The increased revenue was also from Mobile Content Service as CSL invested in ADV by purchasing 51% of its common share and additional shares up to 100% in Q2/2006 and Q3/2006 respectively. However, there was a decrease in revenue from dial up access in 2006 because some of the Dial up customers switched over to Broadband services, which could better serve them.

Income tax expense

Because of the early adoption of accounting policy for deferred income tax, the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 80 million in 2006. Moreover, the Company also has to restate the income tax payable for 2005, to decrease from Baht 200 million to Baht 32 million.

IV. Financial Position

Due to the implementation of accounting policy for deferred income tax, total assets as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of 2006, the Company reported total assets of Baht 32,834 million, a decrease of Baht 1,149 million, or 3.4% from the end of 2005. This was caused by a drop in cash and cash equivalents resulting from repayments of long-term borrowings and a decrease in net inventory from the end of 2005. CSL's net assets were presented as an investment in an associate.

SATTEL's asset components

Assets	December 31, 2006		December 31, 2005 (Restated)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current assets	2,479	7.6	3,221	9.5
Investment in associates	686	2.1	832	2.4
PP&E, net	6,822	20.8	8,242	24.3
PP&E under the concession agreement, net	20,489	62.4	19,312	56.8

Liquidity

At the end of 2006, the Company had a current ratio of 0.39 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 533 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 projects while there was a drop of Baht 314 million in cash balance from Baht 677 million at the end of last year due to the principle and interest payment of IPSTAR loan and the interest payment of Thaicom 5 loans.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting policy for deferred income tax, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figure

of Baht 780 million. At the end of 2006, the Company's investment in associate was Baht 686 million, a decrease of Baht 146 million from the end of 2005, reflecting a proportionate recognition of CSL's net profit in 2006 in the amount of Baht 86 million offset by a dividend paid of Baht 232 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of 2006 was Baht 6,822 million, a decrease of Baht 1,420 million from Baht 8,242 million at the end of 2005. This was because the investment in the Thaicom 5 project was transferred and recorded under PPE under concession after transferring the title of the satellite to the Ministry of Information and Communication Technology on July 12, 2006. PP&E at the end of 2006 also included the assets under concession agreements of CamShin of approximately Baht 2,728 million, rose by Baht 224 million from Baht 2,504 million at the end of 2005.

PP&E under the concession agreement

PP&E under the concession agreement at the end of 2006 was Baht 20,489 million, up by Baht 1,177 million from Baht 19,312 million at the end of 2005. This was mainly due to the transfer of assets associated with the Thaicom 5 project from PP&E to this item offset by the depreciation and amortization of Baht 1,913 million for the year 2006, and the write-off of Baht 958 million of the Thaicom 3 satellite.

Borrowing and shareholders' equity

The Company's net borrowings at the end of 2006 were Baht 16,289 million, a decrease of Baht 845 million from Baht 17,134 million at the end of 2005. This was because of a decrease in the long-term loans for the IPSTAR project for which the Company has started the principle repayments since November 2005, offset by the long-term loans for the Thaicom 5 project and an increase in the short-tern loans. As a result, long-term loans went down to Baht 12,674 million, compared to Baht 14,442 million at the end of 2005 while short-term loans was up to Baht 306 million, compared to Baht 38 million at the end of last year.

According to the implementation of accounting policy for deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,578 million at the end of 2006, down by Baht 227 million from the end of last year, reflecting net loss in 2006 of Baht 46 million as well as an increase in the loss from foreign currency translation adjustment of Baht 182 million.

Net borrowings to equity at the end of 2006 was 1.2 times, which is considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5 and receiving support from financial institutions.

Cash flow

The Company's cash flows from operating activities for the year 2006, was Baht 2,794 million. Net cash outflows used for investing activities were Baht 3,866 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Parts of these projects received support from financial institutions. The Company has drawn Baht 2,977 million loans from financial institutions mainly to support the Thaicom 5 project. In addition, long-term loans of Baht 2,370 million were repaid which mainly consisted of the loans for the IPSTAR project. Thus, the Company had net cash inflow from financing activities in 2006 of Baht 759 million.

The Company had ending cash of Baht 363 million on December 31, 2006.

BOARD OF DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors is responsible for Shin Satellite Public Company Limited's financial statements and Shin Satellite Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, on consistent basis, using careful judgment and their best estimation. Important information is adequately and transparently disclosed in the note to financial statements to the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, with integrity and adequate to protect its assets and uncover weaknesses in order to prevent fraud or materially irregular operation.

In this regard, the Audit Committee is responsible for reviewing the accounting policy and financial reports, internal controls, internal audit and risk management systems. Comments on these issues have been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. In conducting their audit and to express an opinion in accordance with generally accepted auditing standards, the Company has supported them with all of the Company's records and related data. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Satellite Public Company Limited's financial statements and the consolidated financial statements of Shin Satellite Public Company Limited and its subsidiaries for the year ended 31 December 2006, that they have been prepared according to generally accepted accounting principles and related regulations.

Mr. Paron Israsena	Mr. Dumrong Kasemset
Chairman of the Board of Directors	Director

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2006 and 2005, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2006 and 2005, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok

23 February 2007

Shin Satellite Public Company Limited

BALANCE SHEETS

As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	5	362,692,529	677,138,099	108,971,410	409,076,859
Trade accounts receivable and accrued income, net	6, 29	1,346,443,417	1,203,151,911	1,082,806,851	1,053,893,492
Amounts due from related parties	29	1,174,655	590,562	10,802,069	15,323,131
Short-term loans and advances to subsidiaries and associate	29	18,843	18,843	18,843	2,858,117
Inventories, net	7	334,828,718	605,545,157	254,037,564	538,807,443
Derivative instruments, net	8	-	241,090,480	-	241,090,480
Insurance compensation receivable		-	52,336,624	-	52,336,624
Prepaid insurance		215,926,648	201,105,451	213,023,853	198,788,118
Other current assets, net	9, 29	218,189,290	240,418,581	137,210,010	142,925,908
Total current assets		2,479,274,100	3,221,395,708	1,806,870,600	2,655,100,172
Non-current assets					
Investments - equity method	10	686,049,505	832,444,405	2,799,749,252	2,295,895,208
Long-term loan to another company	11	19,104,044	25,180,465	19,104,044	25,180,465
Long-term loan to subsidiaries	29	-	-	-	128,326,389
Property and equipment, net	12	6,821,666,498	8,241,775,024	1,974,113,834	3,925,106,020
Property and equipment under concession agreements, net	13	20,489,154,055	19,311,883,412	20,489,154,055	19,311,883,412
Deferred charges, net	13	90,903,958	59,474,202	18,440,938	9,006,711
Intangible assets, net	13	1,388,826,909	1,477,523,478	1,226,869,205	1,282,415,040
Deferred tax assets	14	505,300,301	242,715,173	470,498,823	242,715,173
Other non-current assets, net	15	353,532,946	570,217,073	331,708,011	554,990,318
Total non-current assets		30,354,538,216	30,761,213,232	27,329,638,162	27,775,518,736
Total assets		32,833,812,316	33,982,608,940	29,136,508,762	30,430,618,908

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

BALANCE SHEETS (CONTINUED)

As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	16	306,078,278	38,000,000	-	-
Trade accounts payable	29	552,211,251	582,607,654	337,784,954	345,644,764
Accounts payable - property and equipment	29	749,983,425	1,215,420,860	195,776,388	613,285,635
Amounts due to related parties	29	28,905,346	17,093,803	28,148,278	16,778,610
Current portion of long-term borrowings, net	16	3,308,893,446	2,775,966,103	3,044,630,028	2,275,672,488
Derivative instruments, net	8	-	112,859,300	-	112,859,300
Advance receipts from customers	29	264,116,905	156,769,826	172,802,574	65,195,905
Accrued concession fee		541,915,913	163,762,447	461,922,509	102,439,255
Accrued expenses	29	282,806,540	160,423,841	220,226,824	96,178,572
Accrued income tax		53,770,569	38,853,144	-	-
Other current liabilities	17	242,745,280	329,066,854	91,348,915	125,649,565
Total current liabilities		6,331,426,953	5,590,823,832	4,552,640,470	3,753,704,094
Non-current liabilities					
Derivative instruments, net	8	-	6,726,200	-	6,726,200
Long-term borrowings, net	16	12,674,227,522	14,441,500,447	10,817,047,016	12,807,883,844
Net liabilities in subsidiaries	10	-	-	96,899,578	52,493,834
Deferred tax liabilities	14	99,425,534	74,316,832	-	-
Other non-current liabilities	29	151,063,047	63,952,970	148,175,433	62,409,357
Total non-current liabilities		12,924,716,103	14,586,496,449	11,062,122,027	12,929,513,235
Total liabilities		19,256,143,056	20,177,320,281	15,614,762,497	16,683,217,329

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

BALANCE SHEETS (CONTINUED)

As at 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	18				
Authorised share capital - ordinary shares		5,660,411,500	5,606,282,500	5,660,411,500	5,606,282,500
Issued and paid-up share capital - ordinary shares		5,455,346,265	5,453,789,085	5,455,346,265	5,453,789,085
Premium on share capital	18	4,295,763,142	4,295,364,819	4,295,763,142	4,295,364,819
Unrealised cumulative gains on dilution of investment in a subsidiary		376,224,720	376,224,720	376,224,720	376,224,720
Cumulative foreign currency translation adjustment		(310,912,580)	(128,855,134)	(310,912,580)	(128,855,134)
Retained earnings					
Appropriated					
Legal reserve	19	213,505,767	213,505,767	213,505,767	213,505,767
Unappropriated		3,491,818,951	3,537,372,322	3,491,818,951	3,537,372,322
Total parent's shareholders' equity		13,521,746,265	13,747,401,579	13,521,746,265	13,747,401,579
Minority interests		55,922,995	57,887,080	-	-
Total shareholder's equity		13,577,669,260	13,805,288,659	13,521,746,265	13,747,401,579
Total liabilities and shareholders' equity		32,833,812,316	33,982,608,940	29,136,508,762	30,430,618,908

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF INCOME

For the years ended 31 December 2006 and 2005

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
REVENUES	29				
Revenues from sales and services		6,845,912,519	5,589,005,174	4,298,840,902	3,581,347,985
Revenues from insurance compensation		-	1,082,653,766	-	1,082,653,766
Other income	20	137,746,409	89,136,076	112,176,674	104,302,210
Gain on foreign exchange		1,902,701,044	40,329,499	1,828,359,133	73,975,122
Share of net results from investments-equity method	10	86,198,090	74,386,257	765,503,799	304,296,938
Total revenues		8,972,558,062	6,875,510,772	7,004,880,508	5,146,576,021
EXPENSES	29				
Cost of sales and services		5,450,700,671	3,480,355,775	4,258,562,044	2,424,156,716
Concession fee		469,926,881	420,003,436	395,483,254	357,587,912
Selling and administrative expenses		1,248,744,921	1,003,988,311	830,454,923	646,783,355
Loss on write-off property and equipment under concession agreements	13	964,030,593	-	964,030,593	-
Impairment loss of property and equipment under concession agreements	13	-	400,000,000	-	400,000,000
Directors' remuneration		6,692,945	5,531,285	6,000,000	4,790,000
Total expenses		8,140,096,011	5,309,878,807	6,454,530,814	3,833,317,983
Profit (loss) before interest expense and income tax		832,462,051	1,565,631,965	550,349,694	1,313,258,038
Interest expense		(953,943,012)	(193,174,942)	(825,012,467)	(76,285,733)
Income tax	24	80,136,914	(31,970,931)	229,109,402	99,997,030
Profit (loss) before minorities		(41,344,047)	1,340,486,092	(45,553,371)	1,336,969,335
Profit attributable to minorities, net		(4,209,324)	(3,516,757)	-	-
Net profit (loss) for the year		(45,553,371)	1,336,969,335	(45,553,371)	1,336,969,335
Basic earnings (loss) per share (Baht)	22	(0.04)	1.34	(0.04)	1.34
Diluted earnings (loss) per share (Baht)	22	(0.04)	1.33	(0.04)	1.33

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended 31 December 2006 and 2005

	Notes	Consolidated (Baht)							
		Issued and paid-up share capital (Note 18)	Premium on share capital (Note 18)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve (Note 19)	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005									
- as previously reported		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769
Prior year adjustment	3	-	-	-	-	-	94,398,786	-	94,398,786
Opening balance at 1 January 2005									
- as restated		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,260,788,417	72,526,856	9,258,516,555
Increase in share capital during the year		1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustments		-	-	-	58,092,371	-	-	-	58,092,371
Net profit for the year		-	-	-	-	-	1,336,969,335	-	1,336,969,335
Increase in legal reserve during the year	19	-	-	-	-	60,385,430	(60,385,430)	-	-
Decrease in minority interests during									
the year		-	-	-	-	-	-	(14,639,776)	(14,639,776)
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	57,887,080	13,805,288,659
Opening balance at 1 January 2006									
- as previously reported		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	57,887,080	13,584,129,751
Prior year adjustment	3	-	-	-	(2,500,610)	-	223,659,518	-	221,158,908
Opening balance at 1 January 2006									
- as restated		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	57,887,080	13,805,288,659
Increase in share capital during the year	18	1,557,180	398,323	-	-	-	-	-	1,955,503
Foreign currency translation adjustments		-	-	-	(182,057,446)	-	-	-	(182,057,446)
Net loss for the year		-	-	-	-	-	(45,553,371)	-	(45,553,371)
Decrease in minority interests during									
the year		-	-	-	-	-	-	(1,964,085)	(1,964,085)
Closing balance as at 31 December 2006		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	55,922,995	13,577,669,260

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

For the years ended 31 December 2006 and 2005

Company (Baht)

	Notes	Issued and paid-up share capital (Note 18)	Premium on share capital (Note 18)	Unrealised cummulative gain on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustments (Restated)	Legal reserve (Note 19)	Retained earnings (Restated)	Minority interests (Restated)	Total (Restated)
Opening balance at 1 January 2005									
- as previously reported		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913
Prior year adjustment	3	-	-	-	-	-	94,398,786	-	94,398,786
Opening balance at 1 January 2005									
- as restated		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,260,788,417	-	9,185,989,699
Increase in share capital during the year		1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustments		-	-	-	58,092,371	-	-	-	58,092,371
Net profit for the year		-	-	-	-	-	1,336,969,335	-	1,336,969,335
Increase in legal reserve during the year	19	-	-	-	-	60,385,430	(60,385,430)	-	-
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	-	13,747,401,579
Opening balance at 1 January 2006									
- as previously reported		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	-	13,526,242,671
Prior year adjustment	3	-	-	-	(2,500,610)	-	223,659,518	-	221,158,908
Opening balance at 1 January 2006									
- as restated		5,453,789,085	4,295,364,819	376,224,720	(128,855,134)	213,505,767	3,537,372,322	-	13,747,401,579
Increase in share capital during the year	18	1,557,180	398,323	-	-	-	-	-	1,955,503
Foreign currency translation adjustments		-	-	-	(182,057,446)	-	-	-	(182,057,446)
Net loss for the year		-	-	-	-	-	(45,553,371)	-	(45,553,371)
Closing balance as at 31 December 2006		5,455,346,265	4,295,763,142	376,224,720	(310,912,580)	213,505,767	3,491,818,951	-	13,521,746,265

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CASH FLOWS

For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	23	2,793,558,326	1,847,164,590	1,792,659,540	974,772,716
Cash flows from investing activities					
Acquisition of a subsidiary, net of cash acquired	10e	(3,216,753)	-	-	-
Receipts from short-term investments		-	209,886,792	-	209,886,792
Payments for minority interest in a subsidiary		-	(20,812,316)	-	-
Short-term loans and advance to related companies	29d	-	(18,843)	2,314,324	(15,772,679)
Long-term loans to a subsidiary	29e	-	-	117,709,023	(41,884,323)
Payments for property and equipment		(4,073,947,095)	(6,778,591,931)	(2,921,189,674)	(6,137,854,893)
Payments for property and equipment under concession agreements	13	(5,427,918)	-	(5,427,918)	-
Payments for deferred charges		(41,011,452)	(5,008,808)	(5,139,918)	(5,008,808)
Payments for intangible assets		(32,483,996)	(12,713,696)	(32,483,996)	(12,713,696)
Dividends received from an associated and a subsidiary	10b	232,592,991	92,536,996	76,399,200	-
Proceeds from sales of property and equipment		57,509,326	1,985,359	57,509,326	1,405,372
Proceeds from sales of other assets		-	871,578	-	-
Net cash payments from investing activities		(3,865,984,897)	(6,511,864,869)	(2,710,309,633)	(6,001,942,235)

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended 31 December 2006 and 2005

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from financing activities					
Proceeds from increase in share capital	18	1,955,503	3,166,350,174	1,955,503	3,166,350,174
Proceeds from short-term borrowings	16	322,485,804	187,000,000	-	70,000,000
Proceeds from long-term borrowings, net of financial expenses		2,976,688,374	3,411,963,273	2,416,899,808	3,354,441,687
Repayments of short-term borrowings	16	(172,500,000)	(1,546,458,083)	-	(1,365,458,083)
Repayments of long-term borrowings	16	(2,370,038,906)	(871,121,037)	(1,800,700,893)	(470,526,805)
Net cash receipts from financing activities		758,590,775	4,347,734,327	618,154,418	4,754,806,973
Net decrease in cash and cash equivalents		(313,835,796)	(316,965,952)	(299,495,675)	(272,362,546)
Cash and cash equivalents, opening balance		677,138,099	992,899,128	409,076,859	680,234,482
Effects of exchange rate changes		(609,774)	1,204,923	(609,774)	1,204,923
Cash and cash equivalents, closing balance	5	362,692,529	677,138,099	108,971,410	409,076,859
Supplementary information for cash flows:					
Interest paid (include interest expenses which have been capitalised in assets)		937,167,807	763,590,094	814,129,351	647,122,005
Income tax paid		257,729,844	643,221,733	89,332,821	538,701,872
Non-cash transactions					
Acquisition of property and equipment by debt		141,246,975	934,717,997	35,915,854	591,311,804
Transfers of property and equipment by borrowings		318,728,285	133,199,701	-	-

The notes to the consolidated and company financial statements on pages 96 to 147 are an integral part of these financial statements.

Shin Satellite Public Company Limited

NOTES TO THE CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

For the years ended December 2006 and 2005

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is as follows :

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The Company, its subsidiaries, associate, and joint venture (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, broadband content services, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 1,591 people (2005: 1,518 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology (Note 27a) and will be expired in 2021.

These consolidated and company financial statements have been approved by the Board of Directors on 23 February 2007.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below :

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2 Accounting policies (Continued)

2.1 Basis of preparation (Continued)

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

Financial status and negotiations on the rescheduling of loan repayments terms

As of 31 December 2006, the Company has current liabilities in excess of current assets by Baht 2,746 million, of which Baht 3,045 million is the current portion of long-term loans. The Company has requested the lenders to reschedule the repayment terms of long-term loans as mentioned in Note 16. These negotiations are not yet finalised. However, the Company's management is of the opinion that the Company's proposed changes on the repayment terms of long-term loans will be approved by the lenders.

As of 31 December 2006, the Company has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,415 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,557 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

2.2 Group accounting - investment in subsidiaries, associates and joint venture

Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has the power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the subsidiary acquired is recorded as goodwill. See Note 2.15 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 10.

Associated undertakings

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement. The cumulative post-acquisition movements are adjusted against the cost of the investment. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also

2 Accounting policies (Continued)

2.2 Group accounting - investment in subsidiaries, associates and joint venture (Continued)

Associated undertakings (Continued)

eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A list of the Group's principal associates is set out in Note 10.

Joint venture undertakings

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest under a contractual arrangement between the venturers, which establishes joint control over the economic activity of the entity.

The Group's interest in jointly controlled entity is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements the equity method is applied to account for interests in joint ventures.

A list of the Group's principal joint ventures is set out in Note 10.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Items included in the financial statements of each entity within the Group are measured using Thai Baht. The consolidated and company financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statements.

2 Accounting policies (Continued)

2.4 Foreign currencies translation (Continued)

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders'equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate on the balance sheet date.

2.5 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months from acquisition date or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified and recognised in the income statement as selling and administrative expenses.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories and recognised in the income statement.

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

Investment with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as short term investment in the current assets.

2.9 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows :

2 Accounting policies (Continued)

2.9 Property and equipment (Continued)

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.10 Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net or any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2 Accounting policies (Continued)

2.11 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.12 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over shorter of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 27.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed for impairment loss annually.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

2.13 Impairment of assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill, deferred charges and intangible assets are reviewed for impairment losses whenever events or changes is circumstances indicate that the carrying amount may not exceed its recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units).

2.14 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

2.15 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated financial statement as goodwill and is included in investments - equity method in the Company's separate financial statement. Goodwill on acquisitions of associates is included in investments - equity method in the consolidated and company financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 8 - 12 years.

2 Accounting policies (Continued)

2.15 Intangible assets (Continued)

Intangible assets - other

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over their expected estimated period of their benefits of related assets for a period of 5 to 15.75 years.

Specific software is recognised as assets when acquired and operate to intended purposes and is amortised using the straight-line method over their expected benefits of related assets for a period of 3 - 10 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.16 Deferred tax

The Group and the Company recognised deferred income tax in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The tax rate at the balance sheet date was used to calculate the deferred income tax.

2.17 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is party to financial instruments that reduce exposure to fluctuations in foreign currency exchange rate. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

2 Accounting policies (Continued)

2.17 Financial instruments (Continued)

Fair value estimation

The fair values of foreign currency forward contracts and foreign currency option contracts are determined using forward exchange market rates at the balance sheet date.

Disclosures related to derivative instruments to which the Group is a party are provided in Note 8.

2.18 Employee benefits

The Group operates a provident fund, which is a defined contribution plan. The assets of which are held in a separate trust fund which is managed by external fund manager. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not provide for employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.19 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects an expenditure is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

2.20 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases on equipment is recognised over the period and at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised when the shareholder's right to receive payment is established.

2 Accounting policies (Continued)

2.21 Segment reporting

Segment information is prepared based on internal report of the Group which presented by business segment and geographical segment of the Group's operations.

3 The effect of change in accounting policies

3.1 Accounting for deferred income tax

The Group and the Company has adopted Thai Accounting Standard No. 56, "Accounting for Income Taxes", which this standard is not enforceable in the first quarter of 2006. The Group and the Company have restated the prior year's comparative financial statements retrospectively, as if the income tax accounting policy had always been in use. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard on the 2005 financial statements is presented as follows :

	Restated	
	Consolidated Baht'000	Company Baht'000
Balance Sheets as at 31 December 2005		
Increase in deferred tax assets	242,715	242,715
Increase in deferred tax liabilities	74,317	-
Increase/(Decrease) in investment in equity method (Note10)	52,761	(74,318)
Decrease in net liabilities in subsidiaries	-	(52,761)
Shareholders' equity		
- Increase in retained earnings carried forward	223,659	223,659
- Increase in retained earnings brought forward	94,399	94,399
- Decrease in foreign currency translation adjustments	(2,501)	(2,501)
Statement of Income for the year ended 31 December 2005		
Decrease in share of net results from investments - equity method	38,945	70,466
Decrease in income tax	168,206	199,727
Increase in net profit	129,261	129,261
Increase in basic and diluted earnings per share (Baht)	0.13	0.13

3.2 Accounting for derivative instruments

The Group and the Company has adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company apply this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company has changed its accounting method, from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the balance sheets to the recognition of the foreign currency option contracts on inception at their fair value.

3 The effect of change in accounting policies (Continued)

3.2 Accounting for derivative instruments (Continued)

If the Company had applied retrospective adjustments in relation to these items, the unrealised loss on exchange rate for the year 2005 would increase by Baht 655 million, the net profit for the year 2005 would reduce by Baht 655 million. Furthermore, basic and diluted earnings per share would reduce by Baht 0.65 per share. These accounting policy changes would have no impact on the 2005 cash flow statement.

4 Amendment to publish standard effective for annual period beginning on 1 January 2007

TAS 44 (amendment 2006) - Consolidated Financial Statements and Accounting for Investment in Subsidiaries and TAS 45 (amendment 2006) - Accountings for Investment in Associates, are mandatory for Group's accounting period beginning on or after 1 January 2007. This amendment requires for investments in subsidiaries and associates to be accounted for at cost (previously equity method) in the separate financial statements. Under the cost basis, dividend income is recognised as income in the profit and loss accounts. Furthermore, the Group will apply this basis of accounting for investment in joint venture-jointly controlled entities in the separate financial statements. The Group will adopt this new basis from 1 January 2007.

5 Cash and cash equivalents

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Cash in hand	35,718	18,710	21,087	3,357
Current accounts and saving deposits held at call with banks	313,815	432,455	87,884	180,675
Fixed deposits	13,159	225,973	-	225,045
Total	362,692	677,138	108,971	409,077

The weighted average interest rate of deposits held with banks and fixed deposits was 1.10% per annum (2005: 2% per annum).

6 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Trade accounts receivable				
-Third parties	1,687,787	1,335,194	947,621	871,742
-Related parties (Note 29)	14,171	76,599	209,919	145,086
Accrued income				
-Third parties	146,032	266,965	145,380	259,652
-Related parties (Note 29)	8,510	11,795	27,776	15,863
Total trade accounts receivable and accrued income	1,856,500	1,690,553	1,330,696	1,292,343
Less Allowance for doubtful accounts	(510,057)	(487,401)	(247,889)	(238,450)
Total	1,346,443	1,203,152	1,082,807	1,053,893

6 Trade accounts receivable and accrued income, net (Continued)

Outstanding trade accounts receivable as at 31 December 2006 and 2005 can be analysed as follows :

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Current	293,040	155,927	149,118	123,710
Over-due less than 3 months	564,094	196,743	442,167	185,984
Over-due 3 - 6 months	85,750	262,769	95,214	204,953
Over-due 6 - 12 months	85,028	99,913	67,160	89,503
Over-due over 12 months	674,046	696,441	403,881	412,678
	1,701,958	1,411,793	1,157,540	1,016,828
Less Allowance for doubtful accounts	(510,057)	(487,401)	(247,889)	(238,450)
Total	1,191,901	924,392	909,651	778,378

7 Inventories, net

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Raw material and supplies	116,116	94,696	106,747	93,754
Work in process	9,986	4,574	9,986	4,574
Finished goods	314,285	653,683	246,612	575,928
Goods in transit	25,469	-	13,867	-
	465,856	752,953	377,212	674,256
Less Allowance for obsolete inventories	(131,027)	(147,408)	(123,175)	(135,449)
Total	334,829	605,545	254,037	538,807

8 Derivative instruments, net

Derivative instruments as at 31 December 2006 which are recognised in the balance sheet are presented as follows :

	Consolidated and Company
	2006
	Baht'000
Foreign currency forward contracts	(1,008,690)
Foreign currency option contracts	1,008,690
Net balance	-

The Group has entered into foreign currency forward contracts to purchase US Dollars 309 million. The settlement dates of these contracts are due within one year.

8 Derivative instruments, net (Continued)

The Group has entered into European buy put option contracts amounting to US Dollars 309 million and European sell call option contracts amounting to US Dollars 309 million. The settlement dates of these contracts are due within one year.

As at 31 December 2005, the Group had foreign currency forward contracts amounting to US Dollars 357 million, which were recognised in the financial statements on inception in accordance with the previous accounting policy (Note 3.2). The settlement dates of these foreign currency forward contracts were within 1 - 2 years. The details of these foreign currency forward contracts are shown below.

	Consolidated and Company
	2006
	Baht'000
Foreign currency forward contracts	
Assets	241,090
Liabilities	(119,585)

As of 31 December 2005, the Group also had European buy put option contracts amounting to US Dollars 357 million and European sell call option contracts amounting to US Dollars 357 million. These contracts were not recognised in the 2005 financial statements in accordance with the previous accounting policy (Note 3.2).

As of 31 December 2005, the fair value of foreign currency forward contracts was a gain of Baht 157 million and the fair value of European buy put option contracts and European sell call option contracts were a loss of Baht 157 million.

9 Other current assets, net

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
VAT receivable	34,406	5,496	-	-
Prepaid expenses	38,417	30,821	22,961	17,870
Advance payments	81,355	104,948	67,016	65,350
Deposits	38,087	56,250	22,608	22,739
Others	32,258	49,238	24,625	36,967
	224,523	246,753	137,210	142,926
Less Impairment of assets	(6,334)	(6,334)	-	-
Total	218,189	240,419	137,210	142,926

10 Investments - equity method

a) Investments - equity method as at 31 December 2006 and 2005 comprise :

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht'000	Baht'000	Baht'000	Baht'000
Investments in subsidiaries	-	-	2,702,849	2,243,401
Investments in associate	686,050	832,444	-	-
Total investments, net	686,050	832,444	2,702,849	2,243,401
Presentation in the balance sheet as follows :				
Investments - equity method (Note 10d)	686,050	832,444	2,799,749	2,295,895
Net liabilities in subsidiaries (Note 10f)	-	-	(96,900)	(52,494)
Total investments, net	686,050	832,444	2,702,849	2,243,401

b) Movements in investments - equity method for the years ended 31 December 2006 and 2005 comprise :

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht'000	Baht'000	Baht'000	Baht'000
For the years ended 31 December				
Opening net book value				
- As previously reported	779,684	758,890	2,264,958	1,829,602
- Deferred tax adjustment (Note 3)	52,761	91,705	(21,557)	51,410
Opening net book value - restated	832,445	850,595	2,243,401	1,881,012
Share of net results from investments				
- equity method	86,198	74,386	765,504	304,297
Elimination of profit on sales of fixed assets				
within the Group	-	-	(47,600)	-
Dividends receipt (Note 10e)	(232,593)	(92,537)	(76,399)	-
Foreign currency translation adjustments	-	-	(182,057)	58,092
Closing net book value	686,050	832,444	2,702,849	2,243,401

10 Investments - equity method (Continued)

c) The detail of investments - equity method can be summarised as follows :

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing IPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via IPSTAR satellite (not yet commenced business operations)	The British Virgin Islands	USD
IPSTAR International Pte Limited	Providing IPSTAR transponder services (not yet commenced business operations)	Singapore	SGD
IPSTAR Global Services Company Limited	Providing IPSTAR transponder services (not yet commenced business operations)	Mauritius	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
NTU (Thailand) Company Limited	Manufacture communication equipment and toll media for transmission by cable or radio frequency	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Sale of user terminal of IPSTAR and providing IPSTAR transponder services in Australia	Australia	AUD
IPSTAR New Zealand Limited	Sale of user terminal of IPSTAR and providing IPSTAR transponder services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet and satellite uplink-downlink services	Thailand	THB

10 Investments - equity method (Continued)

c) The detail of investments - equity method can be summarised as follows (Continued) :

Name	Business	Country	Currency
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing telephone directories and advertising	Thailand	THB
AD Venture Company Limited	Holding company for investment in mobile contents	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of liquidation	Thailand	THB
Subsidiaries of AD Venture Company Limited			
Shineedotcom Company Limited	Mobile contents	Thailand	THB
- Hunsa Dot Com Company Limited	Banner advertising	Thailand	THB
- Sodamag Corp Company Limited	Banner advertising	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 December 2006, Star Nucleus Company Limited, IPSTAR International Pte Limited and IPSTAR Global Services Company Limited had not yet commenced business operations.

d) Carrying value of investments - equity method can be summarised as follows :

	Consolidated - 31 December 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.00	40.02	1,669.10	(983.05)	686.05

10 Investments - equity method (Continued)

d) Carrying value of investments - equity method can be summarised as follows (Continued) :

Consolidated - 31 December 2005 (Baht Million) - Restated

	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public	THB				
Company Limited	Million				
	625.00	40.02	1,669.10	(836.66)	832.44

Company - 31 December 2006 (Baht Million)

	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shin Broadband Internet	Baht Million				
(Thailand) Company Limited	947.29	100.00	947.29	(934.94)	12.35
Shenington Investments	SGD Million				
Pte Limited	14.66	100.00	269.88	2,387.73	2,657.61
Spacecode LLC	USD Million				
	4.29	70.00	118.65	11.14	129.79
Star Nucleus Company	USD Million				
Limited	-	70.00	-	-	-
IPSTAR International Pte	SGD Million				
Limited	-	100.00	-	-	-
IPSTAR Global Services	USD Million				
Company Limited	-	100.00	-	-	-
Total			1,335.82	1,463.93	2,799.75

Company - 31 December 2005 (Baht Million) - Restated

	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shenington Investments	SGD Million				
Pte Limited	14.66	100.00	269.88	1,889.32	2,159.20
Spacecode LLC	USD Million				
	4.29	70.00	118.65	18.04	136.69
Star Nucleus Company	USD Million				
Limited	-	70.00	-	-	-
IPSTAR International Pte	SGD Million				
Limited	-	100.00	-	-	-
Total			388.53	1,907.36	2,295.89

10 Investments - equity method (Continued)

e) Significant movements in investments - equity method for the year ended 31 December 2006 were summarised as follows:

Subsidiaries

1) Shenington Investments Pte Limited

On 12 June 2006, the Annual General Meeting of Shenington Investments Pte Limited passed a resolution to approve a final exempt (one-tier) dividend of 21.83 cents per share amounting to SGD 3,200,000 (approximately Baht 76 million).

2) IPSTAR Global Services Company Limited

On 31 August 2006, the Group registered an incorporation of IPSTAR Global Services Company Limited in Mauritius.

3) Shin Broadband Internet (Thailand) Company Limited

On 29 December 2006, Shin Broadband Internet (Thailand) Company Limited ("SBI") has taken controlled over the voting rights in NTU (Thailand) Company Limited ("NTU"), equivalent to 51% of the voting rights.

Goodwill recognised from the acquisition of NTU of Baht 2.8 million is written off to expense because the goodwill is not proven future benefit.

Associate

4) CS Loxinfo Public Company Limited

On 4 April 2006, CS Loxinfo Public Company Limited ("CSL") acquired 28,050,000 ordinary shares in AD Venture Company Limited ("ADV"), equivalent to 51% of the share capital of ADV, at a total price of approximately Baht 18 million from Shin Corporation Public Company Limited ("Shin"). CSL made the payment on 5 April 2006. As a result, ADV has been a subsidiary of CSL since the date of acquisition.

On 18 July 2006, CSL acquired an additional 5 million ordinary shares in ADV, equivalent to 9.09% of the share capital of ADV, at a total price of approximately Baht 3.2 million from Mitsubishi Corporation and Mitsubishi Company (Thailand) Limited, and on 27 September 2006, CSL acquired a further 22 million ordinary shares in ADV, equivalent to 39.91% of the share capital of ADV, at a total price of approximately Baht 14.05 million from Shin. As a result, CSL holds 100% of the share capital of ADV. The fair value of ADV's net assets acquired was Baht 46.73 million. Negative goodwill recognised from the acquisition of these ordinary shares in ADV was Baht 10.77 million.

Dividend Payment

During the year, CSL has paid dividend of Baht 581.25 million (2005: Baht 231.25 million). Dividend portion for the Group is Baht 232.59 million (2005: Baht 92.54 million).

Warrants allocation and increase in registered share

On 21 April 2006, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,354,300 ordinary shares, or equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date the warrants allocation was approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the

10 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2006 were as follows (Continued) :

Associate (continued)

4) CS Loxinfo Public Company Limited (continued)

Warrants allocation and increase in registered share (continued)

weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 21 April 2006. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 22 May 2006, the Executive Committee of CSL passed a resolution to approve the issuance and offering of warrants on 31 May 2006. This was subsequently approved by the Securities and Exchange Commission on 29 May 2006.

In addition, the shareholders of CSL also passed a resolution to approve an increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 649,020,074 ordinary shares at a par value of Baht 1 each by increasing 9,450,300 additional ordinary shares. These newly registered ordinary shares will be reserved for the exercising of the right under ESOP. CSL registered the additional ordinary share with the Ministry of Commerce on 28 June 2006.

Joint Venture

5) Lao Telecommunications Company Limited ("LTC")

On 23 January 2006, at the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC"), a resolution was passed to approve a dividend payment of USD 6.0 million (approximately Baht 235 million) to shareholders with respect to the operations of LTC for 2005.

The following amounts represent the Group's share of 49% of the assets, liabilities, total revenues and net profit of LTC and are included in the consolidated balance sheets as at 31 December 2006 and 2005 and the consolidated income statements for the years ended 31 December 2006 and 2005.

	Consolidated	
	2006 Baht'000	2005 Baht'000
Balance sheets as at 31 December		
Current assets	174,978	267,498
Non - current assets	2,081,531	1,879,374
Current liabilities	(562,715)	(749,658)
Non - current liabilities	(49,795)	(54,798)
Net assets	1,643,999	1,342,416
Income statements for the years ended 31 December		
Total revenues	1,056,995	867,568
Net profit	453,861	284,308

10 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2006 were as follows (Continued) :

Joint Venture (continued)

5) Lao Telecommunications Company Limited ("LTC") (continued)

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 27c).

As at 31 December 2006, the Group's share of LTC's capital expenditure contracted is USD 14 million or approximately Baht 523 million (2005: USD 5 million or approximately Baht 205 million).

f) Net liabilities in subsidiaries

	Company as at 31 December 2006 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
IPSTAR Company Limited	USD Million				
	2.00	99.14	78.68	(175.58)	(96.90)

	Company as at 31 December 2005 (Baht Million) - Restated				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million				
	2.0	98.89	78.49	(123.37)	(44.88)
Shin Broadband Internet	Baht Million				
(Thailand) Company Limited	947.29	100	947.29	(954.90)	(7.61)
Total			1,025.78	(1,078.27)	(52.49)

11 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and the recognition of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid.

12 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2005					
Cost	218,796	8,332,344	338,758	1,928,779	10,818,677
Less Accumulated depreciation	(47,732)	(2,303,160)	(194,170)	-	(2,545,062)
Less Accumulated impairment loss	-	(31,840)	-	-	(31,840)
Net book value	171,064	5,997,344	144,588	1,928,779	8,241,775
Transactions during the year ended 31 December 2006					
Opening net book value	171,064	5,997,344	144,588	1,928,779	8,241,775
Additions	11,460	217,840	75,514	3,568,849	3,873,663
Increase from acquisition of a subsidiary (Note 10e (3))	27	-	199	-	226
Disposals, net	-	(44,228)	(1,231)	-	(45,459)
Write-offs, net	-	(51)	(366)	(130)	(547)
Transfers, net	-	899,415	(9,848)	(4,917,360)	(4,027,793)
Depreciation charges (Note 21)	(20,638)	(748,937)	(54,382)	-	(823,957)
Impairment loss	-	(21,481)	-	-	(21,481)
Foreign currency translation adjustment	(6,921)	(344,830)	(6,187)	(16,823)	(374,761)
Closing net book value	154,992	5,955,072	148,287	563,315	6,821,666
As at 31 December 2006					
Cost	222,098	8,944,465	376,540	563,315	10,106,418
Less Accumulated depreciation	(67,106)	(2,936,072)	(228,253)	-	(3,231,431)
Less Accumulated impairment loss	-	(53,321)	-	-	(53,321)
Net book value	154,992	5,955,072	148,287	563,315	6,821,666

In 2006, a joint venture recognised an impairment loss of its rural telephone network amounting to Baht 21.5 million because the anticipated discounted future cash flows from continuing use of the network is less than its carrying amount. In calculating the anticipated discounted future cash flows, the joint venture applied a discount rate of 1% per annum, which is the interest rate of the borrowing costs of the assets.

As at 31 December 2006, the accumulated impairment loss of Baht 53.3 million comprises an impairment loss for analogue mobile telephone network of a subsidiary which has been ceased its operation in 2005 amounting to Baht 31.8 million and an impairment loss for rural telephone network of a joint venture amounting to Baht 21.5 million as described in the above.

12 Property and equipment, net (Continued)

	Company (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2005					
Cost	55,315	3,166,581	162,401	1,738,828	5,123,125
Less Accumulated depreciation	(27,153)	(1,062,913)	(107,953)	-	(1,198,019)
Net book value	28,162	2,103,668	54,448	1,738,828	3,925,106
Transactions during the year ended 31 December 2006					
Opening net book value	28,162	2,103,668	54,448	1,738,828	3,925,106
Additions	2,917	169,110	27,199	2,298,345	2,497,571
Disposals, net	-	(44,228)	(1,231)	-	(45,459)
Write-offs, net	-	(51)	(197)	-	(248)
Transfers, net	-	4,162	(989)	(4,030,805)	(4,027,632)
Depreciation charges (Note 21)	(4,023)	(346,604)	(24,597)	-	(375,224)
Closing net book value	27,056	1,886,057	54,633	6,368	1,974,114
As at 31 December 2006					
Cost	58,232	3,284,729	174,032	6,368	3,523,361
Less Accumulated depreciation	(31,176)	(1,398,672)	(119,399)	-	(1,549,247)
Net book value	27,056	1,886,057	54,633	6,368	1,974,114

Borrowing costs for the year ended 31 December 2006 of Baht 51 million (2005: Baht 715 million), were capitalised in assets under construction during the year.

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Kourou, French Guiana. On 12 July 2006, the Company accepted the In-Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the Build-Transfer-Operate concession agreement. The cost of Thaicom 5 satellite has been transferred to asset under concession (Note 13). The Thaicom 5 satellite started to provide services to customers on 13 July 2006; consequently, the amortisation of these assets has commenced on this date.

Property and equipment includes property and equipment under concession agreement of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,728 million (31 December 2005: Baht 2,504 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 27b).

12 Property and equipment, net (Continued)

Capital commitments

Capital expenditure contracted for at the balance sheet date is presented as follows :

		Consolidated		Company	
		2006	2005	2006	2005
	Currency	Thousand	Thousand	Thousand	Thousand
IPSTAR Project	USD	101	3,468	101	3,468
	NOK	1,900	1,900	1,900	1,900
	NZD	986	-	-	-
Thaicom 5 Project	USD	-	59,408	-	59,408
Telephone network	USD	16,374	11,572	-	-
Total	USD	16,475	74,448	101	62,876
	NOK	1,900	1,900	1,900	1,900
	NZD	986	-	-	-
Total in Thai Baht		633,247	3,076,975	14,648	2,600,492

13 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht'000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2005			
Cost	27,308,003	109,251	1,514,314
Less Accumulated amortisation	(7,596,120)	(49,777)	(36,791)
Less Accumulated impairment loss	(400,000)	-	-
Net book value	19,311,883	59,474	1,477,523
Transactions during the year ended 31 December 2006			
Opening net book value	19,311,883	59,474	1,477,523
Additions	5,428	46,542	33,065
Write-off, net	(958,052)	-	-
Transfers, net (Note 12)	4,043,332	-	-
Amortisation charges	(1,913,437)	(9,613)	(100,269)
Foreign currency translation adjustment	-	(5,499)	(21,492)
Closing net book value	20,489,154	90,904	1,388,827
As at 31 December 2006			
Cost	26,561,990	146,838	1,524,973
Less Accumulated amortisation	(6,072,836)	(55,934)	(136,146)
Net book value	20,489,154	90,904	1,388,827

13 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Continued)

	Company (Baht'000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2005			
Cost	27,308,003	11,159	1,304,006
Less Accumulated amortisation	(7,596,120)	(2,152)	(21,591)
Less Impairment loss	(400,000)	-	-
Net book value	19,311,883	9,007	1,282,415
Transactions during the year ended 31 December 2006			
Opening net book value	19,311,883	9,007	1,282,415
Additions	5,428	10,670	33,065
Write-off, net	(958,052)	-	-
Transfers, net (Note 12)	4,043,332	-	-
Amortisation charges	(1,913,437)	(1,236)	(88,611)
Closing net book value	20,489,154	18,441	1,226,869
As at 31 December 2006			
Cost	26,561,990	21,828	1,337,071
Less Accumulated amortisation Cost	(6,072,836)	(3,387)	(110,202)
Net book value	20,489,154	18,441	1,226,869

In 2004, due to spacecraft power maintenance, the Thaicom 3 satellite became temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. Subsequently on July 2005, the Company and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million.

On 13 July 2006, the Company transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite which moved to a new position at 50.5 Middle-East. Subsequently, on 1 October 2006, the Company found that Thaicom 3 satellite had suffered damage in relation to a power supply system failure and failed to operate. Consequently, the Company re-orbited Thaicom 3 satellite. The impact to loss of Thaicom 3's write-off totaling to Baht 964 million comprises its net book value and prepaid insurance as at 13 July 2006 amounting to Baht 958 million and Baht 6 million, respectively. The loss from write off net deferred income tax is Baht 675 million and resulted in increase the loss per share for the year ended 31 December 2006 by Baht 0.62 per share.

14 Deferred income tax

Deferred income taxes are calculated in full on temporary differences based on the liability method using a principal tax rate of 30% for the company financial statements (2005 : 30%) and 20% - 30% for the consolidated financial statement (2005 : 20% - 30%).

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the income taxes levied by the same taxation authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated and the company balance sheets :

	Consolidated		Company	
	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
	Baht'000	Baht'000	Baht'000	Baht'000
Deferred tax assets	505,300	242,715	470,499	242,715
Deferred tax liabilities	(99,425)	(74,317)	-	-
	405,875	168,398	470,499	242,715

The movement in deferred tax is as follows :

	Consolidated		Company	
For the year ended	31 December 2006	31 December 2005 Restated	31 December 2006	31 December 2005 Restated
	Baht'000	Baht'000	Baht'000	Baht'000
Deferred tax				
Balance brought forward	168,398	2,694	242,715	42,988
Charged to statement of income (Note 24)	226,080	168,205	227,784	199,727
Recognised in the shareholders' equity	11,397	(2,501)	-	-
Balance carried forward	405,875	168,398	470,499	242,715

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows :

	Consolidated (Baht'000)								
	For the year ended 31 December 2006								
Deferred tax assets	Loss carried forward	Allowance for doubtful accounts	Allowance for obsolete inventory	Depreciation	Deposits	Interest expense	Advance receipts from customers	Others	Total
Balance brought forward	-	-	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,636	166,550	20,824	21,877	-	174	268,686
Balance brought forward - restated	-	18,625	40,636	166,550	20,824	21,877	-	174	268,686
Charged to statement of income	430,220	(14,824)	(2,150)	(146,655)	(597)	(10,519)	9,263	918	265,656
Recognised in the shareholders' equity	-	(10)	(39)	(300)	-	(2,244)	1,332	-	(1,261)
Balance carried forward	430,220	3,791	38,447	19,595	20,227	9,114	10,595	1,092	533,081

14 Deferred income tax (Continued)

	Consolidated (Baht'000)				
	For the year ended 31 December 2006				
Deferred tax liabilities	Deferred expenses	Amortisation assets under concession	Depreciation/ amortisation	Invesment	Total
Balance brought forward	-	-	-	-	-
Prior period adjustment	689	96,194	3,405	-	100,288
Balance brought forward - restated	689	96,194	3,405	-	100,288
Charged to statement of income	(44)	25,688	(217)	14,149	39,576
Recognised in the shareholders' equity	-	(12,658)	-	-	(12,658)
Balance carried forward	645	109,224	3,188	14,149	127,206

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offset of balances within the same tax jurisdiction, is as follows:

	Company (Baht'000)						
	For the year ended 31 December 2006						
Deferred tax assets	Loss carried forward	Allowance for doubtful accounts	Allowance for obsolete inventory	Depreciation	Deposits	Others	Total
Balance brought forward	-	-	-	-	-	-	-
Prior period adjustment	-	18,625	40,635	166,552	20,824	174	246,810
Balance brought forward - restated	-	18,625	40,635	166,552	20,824	174	246,810
Charged to statement of income	430,220	(18,625)	(3,682)	(166,552)	(597)	907	241,671
Balance carried forward	430,220	-	36,953	-	20,227	1,081	488,481

	Company (Baht'000)			
	For the year ended 31 December 2006			
Deferred tax liabilities	Deferred expenses	Depreciation/ Amortisation	Investment	Total
Balance brought forward	-	-	-	-
Prior period adjustment	689	3,406	-	4,095
Balance brought forward - restated	689	3,406	-	4,095
Charged to statement of income	(44)	(218)	14,149	13,887
Balance carried forward	645	3,188	14,149	17,982

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the consolidated financial statements as follows :

14 Deferred income tax (Continued)

Year Expired	Million Baht
2007	9,153
2008	78,142
2009	87,767
2010	42,007
2011	62,064
No expiry date	122,015
Total	401,148

15 Other non-current assets, net

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Refundable income tax	-	331,810	-	330,701
Withholding taxes receivable	144,108	88,080	142,956	88,080
Tax assessment's deposits (Note 26b)	205,271	157,910	205,271	157,910
Accounts receivable - others	43,083	29,543	22,410	15,425
	392,462	607,343	370,637	592,116
Less Accumulated impairment loss	(38,929)	(37,126)	(38,929)	(37,126)
Total	353,533	570,217	331,708	554,990

16 Borrowings

Net borrowings from financial expenses comprise :

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Short-term borrowings				
Loans from financial institutions	306,078	38,000	-	-
Total short-term borrowings	306,078	38,000	-	-
Current portion of long-term borrowings				
Loans from financial institutions	3,294,015	2,706,766	3,044,070	2,274,756
Loans from others	14,878	69,200	560	916
Total current portion of long-term borrowings	3,308,893	2,775,966	3,044,630	2,275,672
Long-term borrowings				
Loans from financial institutions	12,234,728	14,244,123	10,814,544	12,805,596
Loans from others	439,500	197,378	2,503	2,288
Total long-term borrowings	12,674,228	14,441,501	10,817,047	12,807,884
Total borrowings	16,289,199	17,255,467	13,861,677	15,083,556

16 Borrowings (Continued)

The short-term borrowings are borrowings of subsidiaries from a commercial bank of USD 8.5 million, bearing interest based on margins over the SIBOR per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support (Note 27d).

The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

As at 31 December 2006, the Company had outstanding guarantees relating to long-term loans from financial institution of its subsidiary amounting to Baht 807 million (2005 : Baht 807 million) (Note 27d).

The movements in the borrowings can be analysed as follows :

	Consolidated		Company	
For the year ended 31 December	**2006**	**2005**	**2006**	**2005**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Opening net book value	17,255,467	15,755,924	15,083,556	13,371,030
Proceeds from short-term borrowings	322,486	187,000	-	70,000
Proceeds from long-term borrowings, net of financial expenses	2,936,292	2,873,457	2,424,368	2,829,084
Repayment of short-term borrowings	(172,500)	(1,546,458)	-	(1,365,458)
Repayment of long-term borrowings	(2,370,039)	(871,121)	(1,800,701)	(470,527)
Increase from change in status from accounts payable - property and equipment	318,728	77,631	-	-
Amotisation of finance costs (Note 21)	137,120	10,337	137,120	10,337
Realised gain on exchange rate	(179,442)	(4,935)	(179,442)	(4,935)
Unrealised loss (gain) on exchange rate	(1,803,224)	647,383	(1,803,224)	644,025
Foreign currency translation adjustment	(155,689)	126,249	-	-
Closing net book value	16,289,199	17,255,467	13,861,677	15,083,556

The interest rate exposure of the borrowings of the Group and the Company is as follows :

	Consolidated		Company	
	2006	**2005**	**2006**	**2005**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Total borrowings:				
- at fixed rates	5,021,501	3,323,235	4,785,897	3,262,224
- at floating rates	11,267,698	13,932,232	9,075,780	11,821,332
Total	16,289,199	17,255,467	13,861,677	15,083,556
Weighted average interest rates :				
- Loans from financial institutions	5.83%	5.22%	5.62%	5.17%

16 Borrowings (Continued)

As at 31 December 2006, the carrying amounts and fair value of long-term loans is as follows :

	Consolidated		Company	
	Carrying amount Baht'000	Fair value Baht'000	Carrying amount Baht'000	Fair value Baht'000
Long-term loans	15,983,121	15,238,343	13,861,677	13,113,830

The fair value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

Maturity of non-current borrowings net of financial expense is as follows :

	Consolidated		Company	
	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000
Later than 1 year but not later than 2 years	3,414,280	3,051,572	2,639,231	2,695,991
Later than 2 years but not later than 5 years	6,536,610	7,916,946	5,561,515	6,692,139
Later than 5 years	2,723,338	3,472,983	2,616,301	3,419,754
Total	12,674,228	14,441,501	10,817,047	12,807,884

Credit facilities

As at 31 December 2006, available credit facilities for loans from local and overseas banks are Baht 1,530 million and USD 3.5 million (2005: Baht 1,555 million and USD 66 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

16 Borrowings (Continued)

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, the Company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. Consequently, the Company received a forbearance letter from the group of lenders, which allowed the Company to defer the principal amounts that were due for repayment from 15 November 2006 to 15 March 2007 of US Dollars 32.4 million (approximately Baht 1,173 million) to be payable on 13 April 2007.

The Company still has to pay the full amount of interest as specified in the existing credit facility agreements and to comply with the conditions as specified in this forbearance letter. In the meantime, the Company is in the process of negotiation with the group of lenders about the rescheduling of the repayment terms. These negotiations are not finalised yet. However, the Company's management is of the opinion that the Company's proposed rescheduling of loan repayments on the long-term loans will be approved by the lenders.

As of 31 December 2006, the Company presented long-term loans before net of financial expenses in these financial statements with a current portion of Baht 3,161 million and a non-current portion of Baht 11,414 million, in accordance with the terms of existing loan agreements.

17 Other current liabilities

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Deposits from customers	60,005	95,122	33,979	51,174
Unearned income	55,458	41,387	-	-
Other taxes	37,788	118,065	21,122	24,922
Other payables	89,494	74,493	36,248	49,554
Total	242,745	329,067	91,349	125,650

18 Share capital and premium on share capital

	For the year ended 31 December 2006			
	Number of shares Thousand shares	Ordinary shares Baht'000	Share premium Baht'000	Total Baht'000
Issued and paid-up share capital				
Opening balance	1,090,758	5,453,789	4,295,365	9,749,154
Increase during the year	311	1,557	398	1,955
Closing balance	1,091,069	5,455,346	4,295,763	9,751,109

The Company's registered share capital as at 31 December 2006 comprised 1,132.1 million ordinary shares (2005: 1,121.3 million shares) of Baht 5 each (2005: Baht 5 each) 1,091.1 million ordinary shares are issued and fully paid-up (2005: 1,090.8 million shares).

At the shareholders' Annual General Meeting on 24 April 2006 a resolution was passed to approve the issuance and allocation of warrants of 10,058,800 shares, or equivalent to 0.92% of the Company's total issued and paid-up share capital as at 31 December 2005, under an ESOP scheme (Grant V), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 11.87 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting on 24 April 2006. One-third of an individual's warrants can be exercised to purchase ordinary shares: one year for the first exercise, two years and three years for the second and third exercises respectively after the warrants are issued until they expire. On 30 May 2006, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant V) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2006.

In addition, the meeting also passed a resolution to approve an increase in the Company's registered share capital from 1,121,256,500 ordinary shares, at a par value of Baht 5 each to 1,132,082,300 ordinary shares, at a par value of Baht 5 each, by an increase of 10,825,800 additional ordinary shares. Of these 10,058,800 shares are to be allocated to support warrants to be issued to its directors and employees under ESOP Grant V and 767,000 shares are to be allocated to support warrants from the change in exercise ratios under ESOP Grants I, II, III and IV. The Company registered the increase in the registered share capital with the Ministry of Commerce on 15 May 2006.

On 1 June 2006, the Company received cash proceeds from the issuance of 149,276 ordinary shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 746,380 and Baht 190,924, respectively. This issuance of the ordinary shares was the exercise of 73,000 ESOP units. On 2 June 2006, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 June 2006. Subsequently, on 28 June 2006, the Company received cash proceeds from the issuance of 162,160 shares at a price of Baht 6.279 per share; being the par value of the ordinary shares and share premium of Baht 810,800 and Baht 207,402, respectively. This issuance of the ordinary shares was the exercise of 79,300 ESOP units. On 4 July 2006, the Company registered an increase in these issued and paid-up share capital with the Ministry of Commerce. These shares were registered on the Stock Exchange of Thailand on 6 July 2006.

18 Share capital and premium on share capital (Continued)

As at 31 December 2006, the Company has five ESOP schemes for directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The term of the warrants is not exceeding five years and there is no offering price. The exercise price and period are detailed below :

	Issued date	Issued million units	Exercise ratio unit : share	Exercise price Baht/share	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.06	1 : 1.00000	11.87	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the period ended 31 December 2006 (thousand units) are as follows :

	Opening balance	Issued during the period	Exercised during the period	Reclassified	Closing balance
ESOP - Grant I					
Directors	2,559	-	-	-	2,559
Employees	3,369	-	-	-	3,369
Total	5,928	-	-	-	5,928
ESOP - Grant II					
Directors	1,967	-	-	-	1,967
Employees	666	-	(152)	-	514
Total	2,633	-	(152)	-	2,481
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	5,894	-	-	-	5,894
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	7,562	-	-	-	7,562
ESOP - Grant V					
Directors	-	2,000	-	(901)	1,099
Employees	-	8,059	-	901	8,960
Total	-	10,059	-	-	10,059
Grand Total	22,017	10,059	(152)	-	31,924

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

19 Legal reserve

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
For the years ended 31 December				
Opening balances	213,506	153,120	213,506	153,120
Reserve increase during the year	-	60,386	-	60,386
Closing balances	213,506	213,506	213,506	213,506

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

20 Other income

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Consulting and management fees	-	-	55,057	16,800
Interest income	6,182	27,266	7,159	28,086
Income from deposit from customers	7,970	21,525	7,970	21,525
Gain on unwinding of foreign currency option contracts	-	36,620	-	36,620
Income from Escrow account	37,692	-	37,692	-
Reversal of tax accrual	77,465	-	-	-
Others	8,437	3,725	4,299	1,271
Total	137,746	89,136	112,177	104,302

21 Operating profit (loss)

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit (loss) :

	Consolidated		Company	
	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000
Depreciation of property and equipment (Note 12)	(823,957)	(638,427)	(375,224)	(245,546)
Amortisation of property and equipment under the concession agreements, deferred charges and intangible assets	(2,023,319)	(959,819)	(2,003,284)	(949,140)
Amortisation of finance costs (Note 16)	(137,120)	(10,337)	(137,120)	(10,337)
Staff costs	(485,555)	(382,194)	(333,805)	(235,995)
Unrealised gain (loss) on exchange rate	1,632,856	(3,315)	1,678,247	1,951

22 Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net income (loss) for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2006.

The basic earnings (loss) per share and the diluted earnings (loss) per share are as follows :

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
For the year ended 31 December				
Net profit (loss) for the year (Baht '000)				
- As previously reported	(45,553)	1,207,708	(45,553)	1,207,708
- Prior period adjustment	-	129,261	-	129,261
- As restated	(45,553)	1,336,969	(45,553)	1,336,969
Weighted average number of shares ('000 shares)	1,090,925	998,131	1,090,925	998,131
The effect of dilutive potential ordinary shares (ESOP)	-	6,064	-	6,064
Dilutive potential ordinary shares ('000 shares)	1,090,925	1,004,195	1,090,925	1,004,195

22 Basic and diluted earnings (loss) per share (Continued)

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
Basic earnings (loss) per share (Baht)	(0.04)	1.34	(0.04)	1.34
The effect of dilutive potential ordinary shares (ESOP)	-	(0.01)	-	(0.01)
Diluted earnings (loss) per share (Baht)	(0.04)	1.33	(0.04)	1.33

23 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2006 and 2005 :

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net profit (loss) for the year		(45,553)	1,336,970	(45,553)	1,336,970
Adjustments for:					
Allowance for doubtful accounts		22,656	100,961	9,439	80,505
Write-off withholding tax		1,802	1,480	1,802	1,480
Allowance for obsolete equipment		-	6,334	-	-
Allowance for obsolete inventory		(16,380)	77,221	(12,274)	65,459
Write-off of property and equipment	12	547	8,925	248	28
Write-off of property and equipment under concession agreements	13	958,052	-	958,052	-
Write-off of deferred charges		-	509	-	509
Write-off goodwill	10e (3)	2,789	-	-	-
Depreciation of property and equipment	12	823,957	638,427	375,224	245,546
Amortisation of property and equipment under concession agreements	13	1,913,437	934,180	1,913,437	934,180
Amortisation of deferred charges	13	9,613	15,148	1,236	6,620
Amortisation of intangible assets	13	100,269	10,491	88,611	8,340
Impairment loss of property and equipment	12	21,481	31,840	-	-
Impairment loss of property and equipment under concession agreements		-	400,000	-	400,000
Gain on sales of property and equipment		(49,887)	(322)	(1,408)	(229)

23 Cash flows from operating activities (Continued)

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Gain on sale of other assets		-	(104)	-	-
Amortisation of finance costs	16	137,120	10,337	137,120	10,337
Equipment transfer to cost		853	-	853	-
Equipment transfer to inventory		-	13,853	-	13,853
Deferred tax	24	(226,080)	(168,205)	(227,784)	(199,727)
Unrealised loss (gain) on exchange rate		(1,632,856)	3,315	(1,678,247)	(1,951)
Realised gain on exchange rate		(179,442)	(41,555)	(168,300)	(41,555)
Minority interests		4,209	3,517	-	-
Share of net results from investments - equity method	10	(86,198)	(74,386)	(765,504)	(304,297)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(126,930)	(312,876)	(1,397)	(300,021)
- amounts due from related parties		(584)	8,978	4,521	(12,164)
- inventories		278,040	(368,520)	287,960	(368,476)
- insurance compensation receivable		52,337	(52,337)	52,337	(52,337)
- prepaid insurance		(14,821)	(163,761)	(14,236)	(163,833)
- other current assets		24,565	(73,830)	5,716	(39,785)
- other non-current assets		215,015	(359,679)	221,480	(357,495)
- trade accounts payable		(31,703)	232,472	(7,860)	149,210
- amounts due to related parties		11,673	4,374	11,370	2,527
- advances receipts from customers		107,347	40,623	107,607	13,102
- concession payable		378,153	(410,879)	359,483	(350,572)
- accrued expenses		124,704	(16,862)	127,312	(34,246)
- income tax payable		14,832	(85,707)	-	(85,119)
- other current liabilities		(86,569)	108,396	(34,301)	29,871
- other non-current liabilities		87,110	(12,163)	85,716	(11,957)
Cash generated from operating activities		2,793,558	1,847,165	1,792,660	974,773

24 Income tax expense

For the year ended	Consolidated 31 December 2006 Baht'000	Consolidated 31 December 2005 Baht'000	Company 31 December 2006 Baht'000	Company 31 December 2005 Baht'000
Current tax	145,943	200,176	(1,325)	99,730
Deferred tax	(226,080)	(168,205)	(227,784)	(199,727)
	(80,137)	31,971	(229,109)	(99,997)

Reconciliation of income tax expense and the result of the accounting profit multiplied by the income tax rate are presented as follows :

For the year ended	Consolidated 31 December 2006 Baht'000	Consolidated 31 December 2005 Baht'000	Company 31 December 2006 Baht'000	Company 31 December 2005 Baht'000
Profit (loss) before tax	(121,481)	1,372,457	(274,663)	1,236,972
Tax rate	25%	26.16%	25%	26.03%
The result of the accounting profit (loss) multiplied by the income tax rate	(30,370)	359,035	(68,666)	321,986
Share of net results from investments - equity method	(25,523)	(23,817)	(191,376)	(79,209)
Effect of discounted tax rates to the deferred tax	(71,779)	12,602	(71,779)	-
Effect of the different basis of income tax calculation or tax rates in other countries	(39,998)	(9,613)	-	-
Tax losses not recognised as deferred tax asset	22,671	28,829	-	-
Use of tax losses not recognised as deferred tax asset in the prior year	(3,439)	-	-	-
Tax exempted income under business promotion by the Board of Investment	-	(32,805)	-	(32,805)
Effect of the income recognised in different periods for accounting and tax purposes	9,773	(283,017)	19,122	(290,764)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	58,528	(19,243)	83,590	(19,205)
Tax charge	(80,137)	31,971	(229,109)	(99,997)

As a listed company, the Company has been granted a discounted tax rate of 25% on the taxable income not exceeding Baht 300 million for five fiscal years from 2002 to 2006. The taxable income in excess of Baht 300 million is subject to the 30% tax rate.

25 Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest and denominated in US Dollar to finance its capital expenditures. Revenue from sales and services are mainly denominated in US Dollars currency.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

Foreign currency risk

As at 31 December 2006 and 2005, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows :

	Consolidated			
	2006		2005	
	Foreign currency (Unit : Million)	Baht Million	Foreign Currency (Unit : Million)	Baht Million
Assets				
US Dollars	32.48	1,167.96	16.66	682.80
Australian Dollars	11.48	325.02	0.19	5.86
New Zealand Dollars	0.33	8.35	0.15	4.35
Singapore Dollars	1.50	34.88	-	-
KIP	12,479.76	45.71	75,964.06	285.58
Pounds Sterling	-	-	0.0002	0.02
Total		1,581.92		978.61
Liabilities				
US Dollars	504.43	18,275.81	438.29	18,043.95
Australian Dollars	1.30	37.51	0.32	9.61
New Zealand Dollars	2.76	70.95	-	-
KIP	53,859.66	197.29	304,570.29	1,145
Norwegian Kroner (NOK)	3.41	19.71	0.02	0.14
Total		18,601.27		19,198.70

Foreign currency assets mainly represent cash and accounts receivable. Foreign currency liabilities mainly represent trade accounts payable, accounts payable - property and equipment and borrowings.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 16.

26 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts :

		Consolidated		Company	
	Currency	2006 '000	2005 '000	2006 '000	2005 '000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	50,000	48,000	50,000	48,000
IPSTAR equipment sales	THB	65,360	15,429	65,360	15,429
Satellite space leasing by customers	USD	317	374	317	374
	THB	487,000	12,000	487,000	12,000
IPSTAR Gateway	USD	1,115	1,105	1,115	1,105
Standby letters of credit	USD	43,000	33,000	43,000	33,000
Letters of credit	USD	1,283	-	1,283	-
Others	THB	3,302	2,855	2,934	2,845
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 December 2006, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 263 million (approximately Baht 205 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet (Note 15) and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

The details of income tax assessments can be summarised as follows :

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 55 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

26 Contingencies (Continued)

b) Assessment for income tax in India (Continued)

- Tax assessment for the assessment years 1998/99 to 2001/02 (Continued)

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 284 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 43.5 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.5 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 93 million). The Company had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company has filed an appeal against CIT(A)'s decision with ITAT.

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 93 million), excluding penalty. The Company deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, the Company deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. The Company filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, the Company is waiting for the decision of CIT(A).

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 90 million). The Company filed an appeal against the assessment with CIT(A) and requested that CIT(A) ordered the Tax Authority to refrain from enforcing the tax demand. At present, the Company is still waiting for the decision of CIT(A). The Company has not yet recognised these tax assessments as liabilities in these financial statements because the management is of the opinion that the result of this assessment will not have a significant impact to the financial statements.

26 Contingencies (Continued)

c) Other

The Group had contingencies in relation to claim under terms of contract of approximately AUD 0.17 million (approximately Baht 4.9 million). The Group did not recognise this provision in these financial statements because the Group determined that the result of the negotiations would not have a significant impact on the Group.

27 Commitments

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 12).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 10e). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2006, LTC has remaining additional investment of approximately USD 210 million.

d) Commitments with related parties

As at 31 December 2006, the Company had provided guarantees relating to the borrowings of Shin Broadband Internet (Thailand) Company Limited amounting to Baht 807 million (31 December 2005: Baht 807 million) (Note 29h).

27 Commitments (Continued)

d) Commitments with related parties (Continued)

In addition, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

e) Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services, and to provide internet services in Thailand for a period of ten years from 16 April 1997 to 15 April 2007.

CSL and CSL's subsidiary received a one-year Type I license from the National Telecommunications Commission ("NTC") for Internet access services for the periods from 8 September 2005 to 7 September 2006 and 29 June 2006 to 28 June 2007, respectively. According to the conditions specified by the NTC, provided that the authorised licensee is not in significant violation of the conditions as specified in the license, the NTC will consider renewing the license in the normal course of business. On 8 September 2006, CSL's one-year Type I license was renewed and will be expired on 7 September 2007.

Certain equipment that CSL has been using is equipment that the ownership has been transferred to CAT under a concession contract which the contract will be expired on 15 April 2007. CSL is currently in the process of purchasing the equipment from CAT. The book value and net book value of the equipment as at 31 December 2006 are Baht 209.90 million and Baht 13.3 million, respectively.

f) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 308.2 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2006, the remaining share option was 1.73 million shares.

27 Commitments (Continued)

h) Operating lease commitments

As at 31 December 2006, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows :

As at 31 December		Consolidated		Company	
	Currency	2006 '000	2005 '000	2006 '000	2005 '000
Within 1 year	THB	39,323	13,536	39,323	13,536
	USD	3,697	3,488	2,649	2,732
	KIP	-	118,725	-	-
	NZD	265	265	-	-
	AUD	53	1,141	-	-
Total Baht		181,604	199,746	135,282	126,020
Later than 1 year but	THB	76,450	15,101	76,450	15,101
not later than 5 years	USD	12,922	2,581	5,073	373
	KIP	-	3,409,784	-	-
	NZD	426	691	-	-
	AUD	2	115	-	-
Total Baht		555,649	157,956	260,234	30,465
Later than 5 years	THB	28,895	31,931	28,895	31,931
	USD	1,866	1,162	-	-
	KIP	-	806,841	-	-
Total Baht		96,498	82,960	28,895	31,931
Grand total Baht		833,751	440,662	424,411	188,416

28 Segment information

Financial information by business segment

	Consolidated for the year ended 31 December 2006 (Baht'000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,443,659	114,834	2,405,655	-	(118,235)	6,845,913
Shares of net results from associate	-	86,198	-	-	-	86,198
Allocated costs and expenses	(5,618,025)	(121,041)	(1,576,087)	(1,212)	140,300	(7,176,065)
Segment results	(1,174,366)	79,991	829,568	(1,212)	22,065	(243,954)
Loss on write off Thaicom 3	(964,031)	-	-	-	-	(964,031)
Other income						137,746
Gain on foreign exchange						1,902,701
Loss before interest expense and income tax						832,462
Interest expense						(953,943)
Operating loss						(121,481)
Income tax						80,137
Minority interests						(4,209)
Net loss						(45,553)
Segment assets	27,220,047	176,864	5,173,413	35,172	(457,734)	32,147,762
Associate						686,050
Total assets						32,833,812
Segment liabilities	2,118,461	23,443	1,301,646	667	(477,273)	2,966,944
Borrowings						16,289,199
Total liabilities						19,256,143
Depreciation (Note 21)	395,654	8,730	419,573	-	-	823,957
Amortisation (Note 21)	2,150,804	-	9,635	-	-	2,160,439
Total depreciation and amortisation	2,546,458	8,730	429,208	-	-	2,984,396

28 Segment information (Continued)

Financial information by business segment (Continued)

	Consolidated for the year ended 31 December 2005 (Baht'000) - Restated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	3,620,604	65,427	2,000,642	-	(97,668)	5,589,005
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Shares of net results from associate	-	74,386	-	-	-	74,386
Allocated costs and expenses	(3,525,350)	(104,774)	(1,394,829)	(829)	115,903	(4,909,879)
Segment results	1,177,908	35,039	605,813	(829)	18,235	1,836,166
Loss on impairment of Thaicom 3						(400,000)
Other income						89,136
Gain on foreign exchange						40,329
Profit before interest expense and income tax						1,565,631
Interest expense						(193,175)
Operating profit						1,372,456
Income tax						(31,971)
Minority interests						(3,516)
Net profit						1,336,969
Segment assets	28,601,931	36,484	4,766,918	98,915	(354,083)	33,150,165
Associate						832,444
Total assets						33,982,609
Segment liabilities	1,860,870	14,067	1,396,217	2,994	(352,295)	2,921,853
Borrowings						17,255,467
Total liabilities						20,177,320
Depreciation (Note 21)	247,630	9,500	381,297	-	-	638,427
Amortisation (Note 21)	960,354	-	9,802	-	-	970,156
Total depreciation and amortisation	1,207,984	9,500	391,099	-	-	1,608,583

The Group is organised into the following business segments :

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, excluding investments.

28 Segment information (Continued)

Financial information by business geographical areas

The group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally satellite business services and internet services. Cambodia and Laos PDRs' main activities are sales and services relating to telephone network business and satellite business services.

	Revenue		Segment results		Fixed assets	
	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000
Thailand	2,950,218	2,433,402	(664,235)	1,336,656	22,549,369	23,274,397
Cambodia	1,468,866	1,263,337	534,616	286,734	2,859,819	2,522,985
Lao PDR	1,114,686	929,091	265,122	291,249	1,997,448	1,817,239
Others	1,312,143	963,175	(379,457)	(78,473)	1,383,916	1,476,035
	6,845,913	5,589,005	(243,954)	1,836,166	28,790,552	29,090,656

Revenue and segment results organised into each country based on customers' locations. Fixed assets shown in each business geographical areas are categorised based on assets' locations.

Costs and expenses at entity level which is not directly attributable to reportable segment of the Group, is allocated to the reportable segment by incurred revenue of each geographical segment.

29 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.32% (31 December 2005: 41.34%) of the Company's shares.

On 23 January 2006, the Shinawatra family, the principle shareholders of Shin Corporation ("Shin"),the Company's major shareholder, sold all Shin's shares, representing 49.60% of the paid-up capital of the Shin, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

The Company was informed by Shin that Cedar and Aspen obtained a waiver with respect to making the tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor.

29 Related party transactions (Continued)

53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and that these shares do not constitute a substantial portion of the assets of Shin.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Shin has terminated the consulting and management services agreements with the Group since the third quarter of 2006.

The Group had transactions with related parties as follows :

a) Revenues

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
<u>Sales and services income</u>				
Subsidiaries	-	-	421,122	96,749
Associate	22,815	136,677	21,919	135,529
Joint venture	13,088	14,115	25,664	27,677
Related parties under common control	117,980	122,141	102,650	104,781
<u>Other operating income</u>				
Subsidiaries	-	-	59,526	20,345
Related parties under common control	621	-	209	-
Total revenue	154,504	272,933	631,090	385,081

b) Expenses

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
<u>Purchases of goods and services</u>				
Subsidiaries	-	-	39,116	32,381
Associate	31,729	15,358	20,001	14,146
Related parties under common control	1,793	8,203	1,793	8,111
Other related party	17,686	-	17,686	-

29 Related party transactions (Continued)

b) Expenses (Continued)

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Selling and administrative expenses				
Parent company	22,055	43,610	20,929	42,168
Subsidiaries	-	-	613	117
Associate	7,403	2,466	7,258	2,309
Joint venture	-	60	-	118
Related parties under common control	9,679	25,031	9,642	24,677
Purchases of fixed assets				
Subsidiaries	-	-	-	804
Other related party	-	44,486	-	44,486
Total expenses	90,345	139,214	117,038	169,317

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	208,737	58,682
Associate	6,346	58,859	323	58,622
Joint venture	438	14,169	859	27,782
Related parties under common control	7,387	3,571	-	-
Total trade accounts receivable - related parties	14,171	76,599	209,919	145,086
Accrued income - related parties				
Subsidiaries	-	-	18,328	4,820
Associate	4,209	1,944	4,207	1,944
Joint venture	1,010	-	1,980	-
Related parties under common control	3,291	9,851	3,261	9,099
Total accrued income - related parties	8,510	11,795	27,776	15,863
Total trade accounts receivable and accrued income - related parties	22,681	88,394	237,695	160,949

29 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses (Continued)

	Consolidated		Company	
	2006	2005	2006	2005
	Baht'000	Baht'000	Baht'000	Baht'000
Amounts due from related parties				
Subsidiaries	-	-	9,608	15,205
Associate	1,073	4	1,073	4
Joint venture	102	439	121	113
Related parties under common control	-	148	-	1
Total amounts due from related parties	1,175	591	10,802	15,323
Other current assets - related parties				
Subsidiaries	-	-	-	5,456
Associate	-	2	-	-
Related parties under common control	281	1,375	281	1,375
Other related party	4,303	-	-	-
Total other current assets - related parties	4,584	1,377	281	6,831
Trade accounts payable - related parties				
Subsidiaries	-	-	45,270	17,094
Associate	29,157	30,315	27,115	28,770
Related parties under common control	889	129	882	22
Total trade accounts payable - related parties	30,046	30,444	73,267	45,886
Accounts payable - property and equipment				
Other related party	-	3,746	-	3,746
Amounts due to related parties				
Parent company	13,635	6,964	13,095	6,798
Subsidiaries	-	-	189	44
Associate	10,178	8,544	9,993	8,351
Related parties under common control	3,770	1,586	3,549	1,586
Other related party	1,322	-	1,322	-
Total amounts due to related parties	28,905	17,094	28,148	16,779
Advances from customers - related parties				
Subsidiaries	-	-	77,220	-
Joint venture	-	7	-	13
Related parties under common control	60,010	-	57,569	-
Total advances from customers - related parties	60,010	7	134,789	13

29 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses (Continued)

	Consolidated		Company	
	2006 Baht'000	2005 Baht'000	2006 Baht'000	2005 Baht'000
<u>Accrued expenses - related parties</u>				
Subsidiaries	-	253	-	253
Related parties under common control	258	5,080	258	185
Total accrued expenses - related parties	258	5,333	258	438
<u>Other non-current liabilities - related parties</u>				
Joint venture	27	27	54	54
Related parties under common control	84,913	-	84,913	-
Total other non-current liabilities - related parties	84,940	27	84,967	54

d) Short-term loans and advances to related parties

	Consolidated		Company	
	31 December 2006 Baht'000	31 December 2005 Baht'000	31 December 2006 Baht'000	31 December 2005 Baht'000
Short-term loans and advances to related parties				
Subsidiary	-	-	-	2,839
Associate	19	19	19	19
Total short-term loans and advances to related parties	19	19	19	2,858

As at 31 December 2006, advance to an associated company bears no interest and has no fixed term of repayment. As at 31 December 2005, the short-term loans to subsidiary bears interest at rate 5.10% per annum and were repayable at call.

The movements of short-term loans and advances to related parties can be analysed as follows :

	Consolidated Baht'000	Company Baht'000
For the year ended 31 December 2006		
Opening balance	19	2,858
Loans and advances during the year	-	10,472
Loans and advance repayment during the period	-	(12,786)
Realised loss on exchange rate	-	(525)
Closing balance	19	19

29 Related party transactions (Continued)

e) Long-term loans to a related party

	Consolidated		Company	
	31 December 2006 Baht'000	31 December 2005 Baht'000	31 December 2006 Baht'000	31 December 2005 Baht'000
Long-term loans to a related party				
Subsidiary	-	-	-	128,326
Total long-term loans to a related party	-	-	-	128,326

The long-term loans to a related party as at 31 December 2005 bear interest at rate between 3.58% - 4.42% per annum.

The movements of long-term loans to a related party can be analysed as follows :

	Consolidated Baht'000	Company Baht'000
For the year ended 31 December 2006		
Opening balance	-	128,326
Loans and advances during the year	-	8,632
Loans and advances repayment during the year	-	(126,341)
Realised loss on exchange rate	-	(10,617)
Closing balance	-	-

f) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a parent company, issued warrants which are in registered form and non-transferable, to directors who are management of the Company. The term of the warrant is not exceeding five years and there is no offering price. As at 31 December 2006, the details follow :

	Issued date	Issued (units)	Exercise ratio (unit : share)	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.06942	12.782	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.06942	34.046	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.05540	39.568	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.02307	36.830	31 July 2007	30 July 2011

g) Directors' remuneration

In 2006, the remuneration of directors was Baht 6.7 million (2005: Baht 5.5 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

29 Related party transactions (Continued)

h) Commitments with related parties

The details of commitments with related parties are disclosed in Note 27d.

30 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 year, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2006, the Company's total revenue derived from BOI-promoted activities amounted to Baht 21 million (2005: Baht 436 million).

31 Subsequent events

a) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC on 17 January 2007, the shareholders passed a resolution to approve a dividend payment of USD 8.0 million to shareholders in respect of the operations of LTC in 2006.

b) Acquisition of equipment under a concession contract by Loxley Information Services Co., Ltd. ("Loxserv")

On 2 February 2007, Loxserv acquired certain equipment that it has been using under a concession contract with CAT of Baht 14.5 million. Moreover, CSL acquired 480,000 ordinary shares in Loxserv from CAT and its employees at Baht 12.90 per share, representing 1.85% of share capital, at a total price of Baht 6.2 million. As a result, CSL owns 96.04% of Loxserv after this acquisition.

c) Proposed dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CSL on 22 February 2007, the Board of Directors passed a resolution to recommend to the annual general meeting of shareholders the payment of dividends for the year 2006, at the rate of Baht 0.14 per share. The proposed dividends must be approved by the shareholders at their meeting.

31 Subsequent events (Continued)

d) Proposed allocation of warrants of CSL granted to directors and employees of CSL and CSL's subsidiary

On 22 February 2007, at the Board of Director's meeting of CSL, the Board of Directors passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total paid-up share capital as at the date on which the warrant allocation will be approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio will be one warrant per ordinary share. The warrants will be in registered form and will be non-transferable. The term of the warrants will not exceed five years from the date on which they are granted and the warrants will have no offering price. The exercise price will be the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand for the period of 30 days prior to the shareholders' meeting on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares; one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. The Board of Directors will propose this to the shareholders for approval.

As a result of the payment of interim dividend on 4 September 2006, the exercise ratio of the warrants issued under ESOP Grant I, Grant II, Grant III and Grant IV has been affected. At the Board of Directors' meeting of CSL on 22 February 2007, a resolution was passed to approve the issuance of 3,475,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.56% of the total issued and paid-up share capital of CSL as of 31 December 2006. The Board of Directors will propose this to the shareholders for approval.

General Information of the Company Subsidiaries and Associated Companies

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
○ **Shin Satellite Public Company Limited**					
Head Office : 414 Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400 Tel : (662) 299-5000 Fax : (662) 299-5252	Providing satellite transponders services for telecommunications and broadcasting	1,132.08	5	5,455.35	-
Branch 1 : 41/103 Rattanathibet Road, Muang, Nonthaburi 11000 Tel : (662) 591-0736 Fax : (662) 591-0705					
Branch 2 : 50 Moo 1 Bor-ngern, Ladlumkaew, Phathumthani 12140 Tel : (662) 599-3000 Fax : (662) 599-3000 Ext. 712 Website : www.thaicom.net					
Shin Broadband Internet (Thailand) Company Limited					
41/103 Rattanathibet Road, Muang, Nonthaburi 11000 Tel : (662) 591-0736 Fax : (662) 591-0705	Providing internet, mobile satellite phone, and related telecommunication services	94.7285	10	947.285	100
○ **Shenington Investments Pte Limited**					
1 Temasak Ave., # 27-01 Millenia Tower, Singapore 039192 Tel : (65) 338-1888 Fax : (65) 337-5100	Holding Company	15	1 SGD	14.66 MSGD	100
Cambodia Shinawatra Company Limited[1]					
66 Mao Tse Toung Boulevard, Sangkat Bengtrabek, District of Chamcar Mon, Phnom Penh, Kingdom of Cambodia Tel : (855) 233-60001-5 Fax : (855) 23-361-1234	Providing fixed phone and mobile phone services in Cambodia	19.2	1 USD	19.2 MUSD	100

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
◦ Lao Telecommunications Company Limited[1)]					
Lanexang Avenue 0100, Vientiane, Lao People's Democratic Republic Tel : (007) 856-2121-6465-6 Fax : (007) 856-2121-9690	Providing fixed phone, mobile phone, services international facilities, internet, and paging services in Lao	96.84	1 USD	96.84 MUSD	49.00
◦ IPSTAR Company Limited					
Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Provider of IPSTAR capacity	200	0.01 USD	2 MUSD	98.89
◦ IPSTAR Australia Pty Limited[2)]					
Building A, L3, Suite 3.1, 64 Talavera Road, North Ryde, NSW 2113 Australia	Providing IPSTAR services in Australia	0.1	1 AUD	0.1 MAUD	100
◦ IPSTAR New Zealand Limited [2)]					
13/22-24 Caloola Road, Wentworthville NSW 2145 New Zealand	Providing IPSTAR services in New Zealand	2.5	1 NZD	1.88 MNZD	100
◦ IPSTAR DO BRASIL [2)]					
(In the process of setting up the company)		0.1	1 USD	-	100
◦ Star Nucleus Company Limited					
Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Licensor of IPSTAR technology	0.05	1 USD	10 USD	70.00
◦ Spacecode LLC					
8695 Zumwalt Road, Monmouth, OR 97365 U.S.A.	Research and Development of IPSTAR technology	-	-	4.29 MUSD	70.00
◦ IPSTAR International Pte Limited					
1 Temasek Avenue # 27-01, Millenia Tower, Singapore 039192 Tel : (65) 338-1888 Fax : (65) 337-5100	Providing IPSTAR broadband services	0.02	1 SGD	-	100
◦ IPSTAR Global Services Limited					
Intercontinental Trust Limited Suite 802, St. James Court, St. Denis Street, Port Louis, Mauritius Tel : (230) 213-9800 Fax : (230) 210-9168	Providing IPSTAR broadband services	0.02	1 USD	-	100

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
◦ CS Loxinfo Public Company Limited [3)]					
Head Office 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch 971, 973 President Tower, 11th Floor, Ploenchit Rd, Lumpini, Pathumwan, Bangkok, 10330 Tel : (662) 263-8000 Fax : (662) 263-8132 Website : www.csloxinfo.com	Internet data center services, Internet access and satellite uplink-downlink service for domestic and international communications	649.02	1	625	40.02
◦ Teleinfo Media Public Company Limited [4)]					
Head Office 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office 1 273 Soi Sang U-thai, 50 Sukkhumvit Road, Phakhanong, Klongtoey, Bangkok Branch Office 2 25th- 28th Floor, Vanit Bldg. 2, 1126/2 New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel : (662) 262 8888 Fax : (662) 262 8899 Website : www.teleinfomedia.net	Publishing telephone directories and advertising	17.35	10	173.53	99.99
◦ Loxley Information Services Company Limited [4)]					
Head Office 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office 971, 973 President Tower, 12th Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330 Tel : (662) 263 8000 Fax : (662) 263 8102	Providing internet services	26.01	10	260.10	94.19

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
AD Venture Company Limited [4]					
Head Office 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office Room 2101, 2104, 21st Floor, 1126/2 Vanit Bldg. 2, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel : (662) 619 1123 Fax : (662) 619 0311	ADV derives all of its profits from the operational performance of SHINEE	55	10	550	99.99
Shineedotcom Company Limited [5]					
Head Office 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office Room 2101, 2104, 21st Floor, 1126/2 Vanit Bldg. 2, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel : (662) 207 6800 Fax : (662) 207 6899 Website : www.shinee.com	Provider of mobile contents, community portal services, and other internet - related businesses	19	10	190	70.00

As of December 31, 2006

1) Holds shares through Shenington Investments Pte Limited
2) Holds shares through IPSTAR Company Limited
3) Holds shares through Shin Broadband Internet (Thailand) Company Limited
4) Holds shares through CS LoxInfo Public Company Limited
5) Holds shares through AD Venture Company Limited

Other Reference Persons

Security Registrar

Thailand Securities Depository Company Limited

62 The Stock Exchange of Thailand Building,

Ratchadapisek Road, Klongtoey, Bangkok 10110

Tel : (662) 229-2800

Fax : (662) 359-1259

Capital Market Academy Building, The Stock Exchange of Thailand

2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km. 27,

Tung Song Hong, Laksi, Bangkok 10210

Tel : (662) 596-9000

Fax : (662) 832-4994-6

Website : www.tsd.co.th

Auditor

Mr. Prasan Chuaphanich

Certified Public Accountant Registration Number 3051

PricewaterhouseCoopers ABAS Limited

179/74-80 Bangkok City Tower, 15th Floor

South Sathorn Road, Tungmahamek, Sathorn, Bangkok 10120

Tel : (662) 286-9999, (662) 344-1000

Fax : (662) 286-5050

Website : www.pwc.com/thailand

Directors' Shareholding in the Company and its Subsidiaries of the Year 2006

Directors	Position	Shin Satellite Plc.		Shin Broadband Internet (Thailand) Co., Ltd.		Shenington Investments Pte Ltd.		IPSTAR Co., Ltd.	
		Ordinary Shares 3)		Ordinary Shares		Ordinary Shares		Ordinary Shares	
		2006	2005	2006	2005	2006	2005	2006	2005
Mr. Paron Israsena	Chairman of the Board of Directors	-	-	-	-	-	-	-	-
Prof. Hiran Radeesri	Independent Director and Chairman of the Audit Committee	-	-	-	-	-	-	-	-
Mrs. Charintorn Vongspootorn	Independent Director and Member of the Audit Committee	-	-	-	-	-	-	-	-
Ms. Peangpanor Boonklum	Independent Director and Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Kraisorn Pornsutee	Director	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	500	500	1	1	-	-	-	-
Dr. Dumrong Kasemset	Director	7,357,497	7,357,497	1	1	-	-	-	-
Mrs. Siripen Sitasuwan	Director	-	-	-	-	-	-	-	-
Mr. Somprasong Boonyachai 1)	Director	200	200	-	-	-	-	-	-
Dr. Nongluck Phinainitisart 2)	Director	69,000	69,000	1	1	-	-	-	-

Note
1) Became a director in substitution of Dr. Nongluck Phinainitisart, as of 11 August 2006
2) Resigned from a director as of 11 August 2006
3) Shareholding includes that of spouse and children who have not yet reached majority, as of December 31, 2006

Star Nucleus Co., Ltd.		Spacecode LLC		IPSTAR International Pte Ltd.		IPSTAR Global Services Ltd.		Cambodia Shinawatra Co., Ltd.		IPSTAR Australia Pty Ltd.		IPSTAR New Zealand Ltd.		IPSTAR DO BRASIL	
Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
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-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-


MOVING... TOGETHER
WITH THE CUSTOMERS.

Social Contributions



Shin Satellite believes that, as a socially responsible corporation, it should encourage the development of society and play an active role in the development. The Company's social contributions theme is "education". That is, the Company aims to contribute to society by helping to further the development of education.

Promotion of Science Education

To promote science education, especially in satellite telecommunications, to children and youths, Shin Satellite has provided satellite models and information on satellites to the Science Centre for Education for exhibition. Moreover, SATTEL also founded the Satellite Museum at the Thaicom Satellite Station in Nonthaburi to disseminate knowledge on the history and development of satellite telecommunications.

Every year, Thaicom Satellite station receives to more than 30 groups of the visitors (ranging from 10-150 per group) from schools, universities, educational institutes, Government Agencies, Military, private companies, etc. from Bangkok, other provinces and overseas. The Company provides a satellite station facilities tour and gives information on satellites and related fields by experts from the Thaicom satellite engineering. These team activities are free of charge.

Our intention has always been to provide knowledge regarding the satellite field. The Company has produced a booked named "Knowledge about the Satellite" to give away to children and general public free of charge. This book contains information such as explaining what a satellite is, how satellites works, how to control satellites and about satellite launchers with graphics to help explain.

Supporting Children's Day

During the Children's Day every year, Shin Satellite has distributed many gift items such as book, pencils, pencil case, or bags to students in many schools in Bangkok, Nonthaburi, Pathumthani, and other provinces. These gifts are used for the Children's Day activities in schools.

Support for Education and Telecommunications for Medical Purposes (Telemedicine) in Cambodia

Cambodia Shinawatra Co., Ltd. (Camshin), a subsidiary of Shin Satellite, donated IPSTAR equipment to a charity called Japan Relief for Cambodia. Camshin has been supporting the construction of Internet networks for telemedicine and education in rural areas of Cambodia. Using solar panels to power the equipment as the villages do not have electricity, they provide education through the internet to the very poor children. In addition, this communications link also allows local hospitals to contact the capital city, Phnom Penh, for advice. Even the Harvard Medical School is involved in providing expert advice directly to the local hospitals.

Social Assistance in Lao PDR

Lao Telecommunications Co., Ltd. (LTC), of which Shin Satellite holds 49%, contributes to the society on a regular basis such as educational assistance for underprivileged students in rural areas. In 2006, LTC set up a campaign called "We Fly Smart Brain" ("We Fly" is one of LTC's prepaid mobile package). The campaign is an educational competition held among high-school students across the country and giving away student loans. This campaign lasted 10 months and the last four final teams compete on-air in the national television. The campaign received support from The Ministry of Education of Lao P.D.R. to promote teamwork and keep youths away from vices such as drugs. The winning team received 27,000,000 Kip in Lao currency (or 100,000 THB).

Investor Information

Investors should contact the Investor and Public Relations Department to request information about Shin Satellite or its subsidiaries and associate companies :

Investor Relations,

Corporate Communications Department

Shin Satellite Plc.

41/103 Rattanathibet Road, Nonthaburi 11000

Tel : (662) 596 5072-3

Fax : (662) 591 0705, (662) 591 0724

E-mail : tanyapasc@thaicom.net, tisakorny@thaicom.net

Website : www.thaicom.net

Shin Satellite is listed on the Stock Exchange of Thailand (SET)

SET ticker	SATTEL
Reuters	SATT.BK
Bloomberg	SATTEL TB

Foreign limit : 40%

Fiscal year ends : December 31

External Auditor : PricewaterhouseCoopers ABAS Limited

The Company and its subsidiaries have a policy to issue a dividend of not less than 40% and not more than 60% of net profit after tax if the funds are not required elsewhere or when the payment would have no significant effect on the running of the Company or its subsidiaries.

GLOSSARY

Analog	A variable signal continuous in both time and amplitude.
ADSL	Asymmetric Digital Subscriber Line (ADSL) is a form of DSL, a data communications technology that enables fast data transmission over copper telephone lines. The volume of data flow is greater in the "download" direction than the "upload" direction.
ASIC (Application Specific Integrated Circuit)	An Integrated Circuit (IC) designed for a particular application. For example, the ASIC chip built by connecting existing circuit building blocks in new ways that is designed to decode digital signals.
Asymmetric	A type of data transmission that has a different (or asymmetric) downstream and upstream rate.
Bandwidth	A range of frequencies occupied by an electronic signal. Bandwidth also refers to data (information) transmission rates when communicating over certain media or devices. Any digital or analog signal has a bandwidth. Bandwidth is measured in Megabits per second.
Bit	A binary digit. The smallest unit of information that can take on one of two values, such as true or false or zero or one.
Broadband	A type of high-speed data transmission through Internet Protocol (IP).
Broadcast Beam	A group of transponders aimed at the Earth's surface as a result of combining of a number of SPOT Beams. The number of SPOT Beams may vary according to the service area and is mostly used in one-way communication.
Byte	The unit of digital storage that is larger than a "bit" consists of eight bits at present.
C-Band, Ku-Band, Ka-band	Ranges of frequencies used for telecommunications via satellite. Their differences are summarized as follows :

	C-band	Ku-band	Ka-band
Frequency Range	6/4 GHz	14/12 GHz	30/20 GHz
Coverage	Large footprint	Small footprint	Small footprint
User Dish Size	Large dish (high-cost)	Small dish (low-cost)	Small dish (low-cost)
Rain Interference	Not much rain fade	More rain fade than C-band, but less susceptible to rain fade than the Ka band frequencies.	More rain fade
Power	Standard power	Higher power	Higher power
Price	Low Transponder cost	Low Transponder cost (but dropping to C level)	n/a

Cable Modem	A type of modem that provides access to a data signal sent over the cable television infrastructure. It can achieve up to 4 Mbps. Everyone in the neighborhood shares the bandwidth, therefore, the more people using the Internet, the slower it becomes.
Compression	A way of squeezing more data through a transponder.
Compressed Video	A digital transmission process used to transmit a video signal. When the vast amount of information in a video transmission is compressed into a fraction of its former bandwidth by a codec, the resulting compressed video can be transmitted more economically and through existing phone lines. While compressed video requires less bandwidth, signal quality may be reduced. For example, picture quality is generally not as good as full-motion video. Quick motions often appear somewhat blurred. This quality issue is becoming less of a concern as more and more playback systems for compressed video.
Digital	A type of data storage in two statuses (i.e., opened or closed status, or number 0 or 1).
Digital Broadcasting	Converting TV pictures to numbers when transmitting and re-converting them to pictures when they are received.
Digital Direct-to-Home (DTH)	Digital signals transmitted by Thaicom directly to the customer's home.

Digital Subscriber Line (DSL)	A technology that provides digital data transmission over the wires of a local telephone network. Typically, the download speed of consumer DSL services ranges from 256 kilobits per second (Kbps) to 24,000 Kbps, depending on DSL technology, line conditions and service level implemented. Customers must be within 5 kilometers from the telephone exchanges. DSL is suitable for densely populated towns.
Digital Video Broadcast (DVB)	A suite of internationally accepted, open standards for digital television.
Dish	An earthbound dish-shaped antenna used for receiving satellite signals. Also referred to as downlink dish and ground receiving dish.
Downlink	The link from a satellite to a ground station.
Downloading	A procedure for transferring or retrieving a file from a distant computer.
Encryption	The process of obscuring information to make it unreadable without special knowledge or proper equipment, sometimes referred to as scrambling.
Fiber Optics	A technology that uses glass (or plastic) threads (fibers) to transmit data. Fiber optic cables are high-cost to install, more fragile than wire and difficult to splice.
Free-to-Air	A term used to describe television (TV) and radio broadcasts which are broadcast unencrypted and may therefore be picked up via any suitable receiver.
Frequency	The rate of change of phase of a sinusoidal waveform.
Gateway	Two meanings: 1) In Networking: a gateway is a medium of data transmission from one network to other networks. 2) In a satellite system (including IPSTAR): a gateway is a main earth station that links the satellite system to the ground system (i.e. the internet).
Geostationary Earth Orbit (GEO)	A geosynchronous orbit mostly used for communication purposes, directly above the Earth's equator (0° latitude), at an altitude of approximately 35,786 km above ground. In geostationary orbits, a satellite rotates around the world with an angular velocity equal to the Earth's rotation so that the satellite appears stationary with respect to a fixed point on the rotating Earth. It takes only three or four satellites to cover the Earth's surface (except the area around the North and South Pole).
Hertz (Hz)	A unit of frequency, equal to one cycle per second of a sound wave or electromagnetic wave. 1 Gigahertz (GHz) = 1,000,000,000 Hertz, 1 Megahertz (MHz) = 1,000,000 Hertz.
Inter Broadcast	International television broadcaster.
Integrated Services Digital Network (ISDN)	A circuit-switched telephone network system, designed to allow digital transmission of voice and data over ordinary telephone copper wires, resulting in better quality and higher speeds than that available with the PSTN system. Data travels at 64 - 128 Kbps.
IPSTAR-1 Satellite	The Thaicom 4 satellite.
Leased Line	A symmetric telecommunications line connecting two locations together.
Local Multipoint Distribution Service (LMDS)	A broadband wireless access technology that uses microwave signals operating between the 26GHz and 29GHz bands. LMDS is a point-to-multipoint, fixed wireless technology for the last mile.
Low Earth Orbit (LEO)	An orbit within the locus extending from the Earth's surface up to an altitude of 2,000 km. The commonly accepted definition for LEO is between 200 - 2000 km above the Earth's surface. LEO satellite can circle the Earth in about an hour and a half but require at least 32 satellites to cover the Earth.
Medium Earth Orbit (MEO)	The region of space around the Earth above low Earth orbit (2000 km) and below geostationary orbit (35,786 km), requiring 10-20 satellites to cover the Earth.
Microwave	Electromagnetic waves with wavelengths approximately in the range of 30 cm (frequency = 1 GHz) to 1 mm (300 GHz).
Modulate	To blend data to a suitable format before sending to a carrier such as modulating a digital signal to be transmitted to a satellite.

Multi-Channel Multipoint Distribution Service (MMDS)	A wireless telecommunications technology, used for general-purpose broadband networking or, more commonly, as an alternative method of cable television programming reception. The MMDS band uses microwave frequencies from 2 GHz to 3 GHz in range.
Multi-Channel Per Carrier (MCPC)	A type of data transmission by blending multiple channels into a common carrier, as in blending television signals into a common carrier to be transmitted to a satellite.
Multimedia	Systems that support the interactive use of text, audio, still images, video, and graphics. Each of these elements must be converted in some way from analog to digital before they can be used in a computer application. Thus, the distinction of multimedia is the convergence of previously diverse systems.
Point-to-Multipoint	A specific type of multipoint link which consists of a central connection endpoint (CE) that is connected to multiple peripheral CEs. Any transmission of data that originates from the central CE is received by all of the peripheral CEs while any transmission of data that originates from any of the peripheral CEs is only received by the central CE.
Point-to-Point	A dedicated link that connects exactly two communications facilities.
Quarter TV	Broadcasts of approximately one quarter of the normal quality. Most often used by customers for in-house training courses.
Radio Frequency (RF)	Frequencies between 100 KHz and 20 GHz.
Shaped Beam	A satellite signal that is modified to have a suitable shape for different geographical area coverage. Mostly used in two-way communication service in an opened and less populated area.
Spot Beam	A satellite signal that is specially concentrated in power so that it will cover only a limited geographic area. When seen from the satellite, the Spot Beam covers the service areas in multiple, narrowed, circular-shaped footprints connected in the shape of a cellular network. It is a suitable beam type for two-way communications services over a densely populated area.
Streaming	Playing video or sound in real time as it is downloaded over the Internet. Data is decompressed and played (by use of a web browser plug-in) as it is transferred to your computer over the World Wide Web. Streaming requires a powerful computer and fast connection since the file is not stored on your computer.
Teleport	A teleport (telecommunications port) is an earth station providing a comprehensive range of television and radio broadcasting and telecommunications services, including networking service and high quality internet service to user in remote area.
Terminal	The end point of a network. In the IPSTAR project it refers to the satellite modem (internal unit) and the satellite dish, including cables (external unit).
Transponder	An electronic device, inside a satellite, that uses the satellite dish to receive signals from the teleport, lower the signals' frequency, amplifies them, then retransmits them to a ground teleport. Two or three transponders aimed at a target area are called a beam, hence "India Beam" for a group of transponders that cover India.
Turnaround Service	The act of receiving signals from other satellites and re-sending them to a Thaicom satellite.
Turnkey Service	An integrated service that is readily usable by buyer.
TTC & M	Telemetry Telecommand and Monitoring, which is a satellite operation control system.
Uplink	The act of transmitting a signal up to a satellite.
Uploading	The transfer of copies of a file from the user's own computer to a remote database or other computer. The reverse of downloading.
Very Small Aperture Terminal (VSAT)	A system that provides sound, data and pictures by sending and receiving computer data and other telecommunication data via satellite.

MOVING...TOGETHER

SHIN
SATELLITE

END